annual report 2011

TESSERA

TRANSFORMING THE FUTURE

In pursuit of this opportunity, we have assembled the essential requirements to become the leading technology provider in camera modules including: existing OEM customer relationships, breakthrough IP and technology, manufacturing capabilities, and a proven management team with the right experience and a record of success doing exactly what we will need to drive the growth of this business.

In 2012, we plan to transform DigitalOptics into a state-of-the-art camera module manufacturer. This strategy requires substantial investments in manufacturing assets, working capital and a global organization to capture a significant share of the multibillion dollar camera module market.

Looking Ahead

Early in 2011, we said we would explore the possibility of separating our two businesses and we continue to see this as an option down the road. Today, however, the two businesses are united by a common ability to drive exceptional growth, a common focus on IP, and a common need for the strong balance sheet that is possible under today's corporate structure. We are confident in our ability to finance the growth initiatives in each of our businesses and to capitalize upon the substantial opportunities that lie before us.

This, then, is our business model: securing long-term, running royalties for our current and expanding IP portfolio in our Intellectual Property segment, and moving to high-volume production of game-changing products and technologies in DigitalOptics. We believe this is the path that will be most rewarded in our high-tech marketplace and thus, will best maximize stockholder returns.

As we look to the future, we acknowledge the steps taken to strengthen the team leading us. On our board of directors, Bob Boehlke, John Goodrich, David Nagel and I have been joined by Kevin Rivette, formerly with IBM and a recognized expert in IP matters, and by Tony Tether, the longest-serving director of the Defense Advanced Research Projects Agency. Also, Bob Boehlke is now leading the board as our nonexecutive chairman. Good questions, good ideas, good governance.

In May 2011, the board asked me to step in to our company as CEO and president. The company also recruited three seasoned executives, further strengthening our management team. Last March Bob Roohparvar took over DigitalOptics and, in July, Rich Chernicoff became the leader of our IP business. Most recently, Edmundo Ruiz joined the team as our chief administrative officer. The board and I have a great deal of confidence in this team – they are very capable and extremely enthusiastic about the future of our company.

In closing, 2012 will be a year of transition for DigitalOptics as we ramp up production of MEMS autofocus actuators and integrated camera modules. Within the IP business, we are focused on continuing the momentum of our traditional semiconductor packaging business and the evolution of our business model as we expand our IP portfolio into new markets. We are excited about the long-term prospects for our businesses and we look forward to reporting our progress to you as we reach key milestones along the way.

Sincerely,

Robert A. Young

Intellectual Property Segment

Within our IP business, we license high-value patent assets and related technologies to industry-leading semiconductor companies. We differentiate ourselves from the competition by focusing our IP portfolio initiatives on a finite number of large, growing markets, and employing an integrated team of business, technical and legal professionals committed to securing long-term contracts with running royalties. These differentiators allow us to develop and acquire significant IP portfolios and then realize the monetary value of these innovations.

We are one of a handful of companies in the world who are proficient in this specialized field. Our IP monetization record has shown a consistent history of generating returns that are substantially greater than the returns of the overall technology sector. When we take on the difficult and time-consuming task of securing compensation for valuable IP, we enable inventors to focus on developing future technologies.

Our customers – the companies that license IP from us – continue to validate the strength of our patent assets and our approach to monetize IP. In November 2011, we renewed significant multiyear licenses with the two largest DRAM makers, Samsung and Hynix.

Also in 2011, we launched a semiconductor stacking technology we call xFD – since it contains two, three or four Face Down chips in a single package. This technology is denser, faster and less expensive then alternative stacked memory approaches and we have developed a substantial IP portfolio to protect it. We expect this solution to be adopted in the near term for use in DRAM stacking applications, such as notebook computers, and will go on to achieve widespread adoption, further strengthening our presence in the semiconductor packaging market.

DigitalOptics Segment

We are developing and monetizing disruptive technologies in our DigitalOptics business.

Cell phones and mobile devices today have one and sometimes two tiny cameras. Currently, all of these cameras are focused by magnetic coils. We have developed and are rolling out a silicon-based MEMS autofocus technology that will replace the century-old magnetic technology, allowing camera modules to be thinner, faster, and more accurate – all while using far less power. New mobile devices that use our MEMS autofocus technology will be able to produce much higher quality video than current devices, allowing us to capitalize on the increasing share of video in the mobile data market.

It is not just our MEMS autofocus technology, however. We expect that our new technologies – combined with our technologies already adopted by the market – will enable us to deliver an integrated camera module that will dramatically change the large but fragmented multibillion dollar camera module market. Until now that market has been driven by a competition to manufacture at ever-lower prices using commodity technologies with little IP content. Our integrated, IP-rich camera module will be capable of generating much higher margins than this market has historically seen.



***MEMS** autofocus module*



San Jose, February 2012

Dear Fellow Stockholders:

We are pleased to report that Tessera Technologies – under new leadership and substantially refined business strategies – is well positioned to capitalize on the very large, long-term growth opportunities that we see in front of us.

We ended 2011 with strong momentum in both of our businesses, with more than $492 million in cash, cash equivalents and short-term investments, and no debt. We have built both the financial capacity and the management team that we need to achieve our growth and performance goals. To better reflect our vision for the future, we have renamed our two businesses:

- **Our Intellectual Property (IP) business** is a patent-licensing business that today owns and licenses patents primarily relating to semiconductor packaging. We changed its name from "Micro-electronics" to indicate the broader scope of patent licensing we envision in the future for this highly profitable business.

- **Our DigitalOptics™ business** offers camera module and software solutions for digital still cameras and mobile devices. We changed its name from "Imaging & Optics" as we prepare to commercialize its newest products and technologies which have the potential to be game-changers for both the camera module industry and for our company.


invensas
QFD PACKAGE
64-BIT DRAM
2011WW25

***xFD** patented semiconductor packaging technology (launched 2011)*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: 000-50460

Tessera Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**16-1620029**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3025 Orchard Parkway **San Jose, California 95134**	**(408) 321-6000**
(Address of principal executive offices, including zip code)	**(Registrant's telephone number, including area code)**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.001 per share	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2011 was $877,704,263 (based on the closing sale price of the registrant's common stock as reported on The NASDAQ Global Select Market).

The number of shares outstanding of the registrant's common stock as of January 31, 2012 was 51,768,249.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the registrant's 2012 Annual Meeting of Stockholders to be held on March 30, 2012 will be filed with the Commission within 120 days after the close of the registrant's 2011 fiscal year and are incorporated by reference in Part III.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "plans," "believes," "seeks," "estimates," "could," "would," "may," "intends," "targets" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report on Form 10-K (the "Annual Report"). The identification of certain statements as "forward-looking" is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements, including, but not limited to, statements that relate to our future revenues, product development, demand, acceptance and market share, future adoption of our technologies in the industry, growth rate, competitiveness, gross margins, levels of research, development and other related costs, expenditures, the outcome or effects of and expenses related to litigation and administrative proceedings related to our patents, our intent to enforce our intellectual property, our ability to license our intellectual property or to renew our existing licenses, our ability to verify royalty amounts owed to us under our licenses, our ability to purchase additional patent portfolios, to partner with other patent holders or to otherwise expand our licensable technology portfolio, our ability to become a vertically integrated camera module supplier, our ability to commercialize out technologies, our acquisitions strategy, tax expenses, cash flows, our ability to liquidate and recover the carrying value of our investments, our management's plans and objectives for our current and future operations, management's plans for repurchasing our common stock pursuant to the authorization of our Board of Directors, the levels of customer spending or research and development activities, general economic conditions, the sufficiency of financial resources to support future operations and capital expenditures.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed below under the heading "Risk Factors" within Item 1A of this Annual Report and other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

PART I

Item 1. *Business*

Corporate Information

Tessera Technologies, Inc. (together with its subsidiaries, the "Company") was founded and incorporated in the state of Delaware in 1990. Our principal executive offices are located at 3025 Orchard Parkway, San Jose, California 95134. Our telephone number is (408) 321-6000. Tessera, the Tessera logo, µBGA, OptiML, DigitalOptics Corporation, the DigitalOptics Corporation logo, Invensas, the Invensas logo and SHELLCASE are trademarks or registered trademarks of the Company or its affiliated companies in the United States ("U.S.") and other countries. All other company, brand and product names may be trademarks or registered trademarks of their respective companies.

In this Annual Report, the "Company," "we," "us" and "our" refer to Tessera Technologies, Inc. and its subsidiaries on a consolidated basis.

Overview

Tessera Technologies, Inc. is a holding company with operating subsidiaries in two segments: Intellectual Property (formerly Micro-electronics) and DigitalOptics (formerly Imaging and Optics).

Our Intellectual Property segment is managed by Tessera Intellectual Property Corp., including managing the patent and licensing portfolios of our subsidiaries, Tessera, Inc. and Invensas Corporation ("Invensas"). Our Intellectual Property business, comprised of engineering, licensing, account administration and litigation teams, generates revenue from patented innovations through license agreements with semiconductor companies and outsourced semiconductor assembly and test companies. Tessera, Inc. pioneered chip-scale packaging solutions for the semiconductor industry. We are developing three-dimensional packaging solutions to address new opportunities in our semiconductor packaging. To support relicensing of key customers, Invensas creates custom portfolios of patents purchased from third parties.

DigitalOptics Corporation and its subsidiaries ("DOC") operate our DigitalOptics business. DOC delivers innovation in imaging and optics with products and capabilities that enable expanded functionality in increasingly smaller devices. DOC's miniaturized camera module solutions provide cost-effective, high-quality camera features, including Micro Electro Mechanical Systems ("MEMS")-based auto-focus, extended depth of field ("EDoF"), zoom, image enhancement and optical image stabilization. These technologies can be applied to mobile phones and other consumer electronic products. DOC also offers customized micro-optic lenses from diffractive and refractive optical elements to integrated micro-optical subassemblies.

Our segments were determined based upon the manner in which our management viewed and evaluated our operations for the period reported. As our business grows and evolves, our management may change their views of our business operations. Segment information in Part II, Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations* and in Note 15—"*Segment and Geographic Information*" in the Notes to Consolidated Financial Statements is incorporated herein by reference and is presented per the authoritative guidance for segment reporting. We renamed our segments in and have resclassified our segment results to reflect the inclusion of our silent air cooling program in our DigitalOptics segment. Prior to this report, that program was included in our Intellectual Property segment.

Intellectual Property Segment

Research and development by our Tessera, Inc. subsidiary led to significant innovations in semiconductor packaging technology. Semiconductor packaging creates the mechanical and electrical connection between semiconductor chips and systems such as computers and communication equipment, often via connection to printed circuit boards. We patented these innovations, often referred to as chip-scale packaging, which were widely adopted in the industry. The wave of adoption was initially led by Intel Corporation, and over time, many semiconductor companies and outsourced assembly and test companies adopted the technology and entered into license agreements with Tessera, Inc. We have developed significant capabilities in licensing, technical analysis, reverse engineering, license administration and litigation as we have sought reasonable royalties from companies that adopted our technologies.

In 2011, Invensas launched xFD. xFD is a patented semiconductor packaging technology that reduces packaging costs, improves the performance of memory packages containing multiple face down die, and more importantly, enables system manufacturers to use a lower cost printed circuit board. We are working with system manufacturers, memory chip manufacturers and assembly and test companies to speed adoption of xFD technology.

Customers:

Our semiconductor packaging technologies have been licensed to more than 70 companies. These customers include Hynix, Intel, Motorola Mobility, Samsung, Micron Technology, Inc. and Texas Instruments, among others. More than 60 billion semiconductor chips have shipped with Tessera IP.

Research & Development:

As of December 31, 2011, Tessera, Inc. and Invensas employed 63 engineers and technologists devoted to semiconductor packaging and other semiconductor technologies. Research and development and other related costs for the Intellectual Property segment were approximately $28.8 million, $24.0 million and $25.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Intellectual Property Portfolio:

As of December 31, 2011, our subsidiaries comprising the Intellectual Property segment owned approximately 1,098 United States patents and patent applications, as well as approximately 638 foreign patents and patent applications. The latest to expire of those issued patents expires in 2030.

From 2009 through December 31, 2011, Invensas has spent over $100.0 million acquiring patent portfolios from third parties. These portfolios are generally focused on technology areas relevant to high volume products of our key customers. Invensas will conclude this targeted portfolio acquisition effort upon licensing key existing Tessera, Inc. customers and then will focus on licensing out its expanded portfolio. In October 2011, Invensas acquired patents related to three-dimensional semiconductor packaging solutions from, and entered into a technology transfer arrangement with, ALLVIA, Inc. In December 2011, Invensas also acquired 73 memory technology patents from MoSys, Inc.

In addition, Tessera Intellectual Property Corp. evaluates portfolios in fields beyond semiconductor packaging technologies. Our evaluation criteria for patent acquisitions include, for example: the size of the portfolio, the profitability of the infringing products, our view of the prospects of the market for infringing products, legal criteria and our assessment of the likelihood of obtaining negotiated licenses. See Part I, Item 1A—*Risk Factors*.

Strategy:

We expect our Intellectual Property revenues to primarily come from:

- Continuing business with our existing licensees;
- New licensees of our semiconductor packaging technology; and

- Partnering with patent holders or purchasing patent portfolios in fields beyond semiconductor packaging and then leveraging our core competencies in reverse engineering, licensing and litigation to realize the value of those portfolios.

Our longer-term semiconductor packaging technology strategy focuses on developing a partnership with a company that operates leading edge production facilities. We believe convergence of semiconductor design and manufacturing with assembly and test services is inevitable in the industry. Research and development partnerships will enable our existing team to bring to market three-dimensional packaging solutions and other advancements in semiconductor packaging.

Competition:

We compete with other firms in acquiring or partnering with owners of patent portfolios. The key competitive factors include financial resources and willingness to pay, experience in patent licensing, reputation as a licensor, litigation history, and licensing strategy for the subject portfolio. We also face a form of competition known as royalty stacking. Our customers' willingness and ability to pay reasonable royalties is, in part, affected by the number of patents infringed by a particular customer product, the concentration of the holders of those patents, the customer's cost of licensing those patents, and the profitability of the infringing product.

Reasonable royalties for our patented inventions are best secured through negotiated license agreements thereby avoiding the uncertainties of litigation. See Part I, Item 1A—*Risk Factors*. Obtaining reasonable royalties for use of our patents is generally dependent on:

- Reverse engineering products and demonstrating infringement of the claimed inventions;
- Defeating arguments that our patents are invalid or unenforceable; and
- Providing data supporting the royalties we are seeking.

Although our Tessera Intellectual Property Corp. licensing team is engaged with many semiconductor manufacturers and assembly and test companies and Tessera, Inc. has licensed many semiconductor companies, some of the companies that use our patented technology have not voluntarily entered into license agreements. As a result, we have developed significant abilities to plan, execute and sustain litigation campaigns. We believe that holding a significant cash and cash equivalents position is essential to maintaining the credibility of our litigation capabilities. Some of Tessera, Inc.'s extensively litigated patents expired in 2010, but Tessera, Inc. continues to maintain legal actions seeking damages for past infringement of these expired patents, as well as legal actions related to unexpired patents. See Note 14—*"Commitments and Contingencies"* in the Notes to the Consolidated Financial Statements.

DigitalOptics Segment

DigitalOptics offers mobile camera module solutions in three main categories: actuator technologies, image enhancement solutions and wafer-level optics. DOC's solutions help meet growing consumer demand for smaller size, lower cost and greater functionality in mobile phones and other consumer electronic products.

Actuator technologies:

DOC's silicon solutions improve image quality and enhance, extend and simplify picture taking for mobile and portable camera devices. One example is DOC's MEMS solutions, which offer superior auto-focus and shutter capabilities in a low power, small form factor solution for continuous focus video, saving time and money. MEMS Auto-Focus (AF) actuator uses MEMS technology to precisely position and move a lens inside the camera optics to focus. Positioning precision and repeatability capabilities are achieved through DOC's unique and proprietary MEMS silicon designs.

DOC's zoom solution eliminates certain drawbacks of conventional zoom technologies while significantly advancing what is possible in a mobile device. By combining a custom lens design with innovative image processing, it enables 3X zoom capabilities.

Image Enhancement Solutions:

DOC licenses software solutions for digital and video photography image enhancement. Examples include:

- Face Tools, which provide face-oriented imaging technology such as face tracking/detection, smile/blink detection, face recognition and face beautification. When combined with our hardware acceleration technology, the performance of these applications for both video and still images is enhanced.
- Portrait Enhancement, which brings professional photo capabilities to all camera or video-enabled products without requiring separate, post-editing software. It works in real time, with either still images or video.
- Panorama, which enables users to easily and automatically create panoramic images in a single step, without using a PC or editing software.
- Video Tools, which combine image enhancement software and hardware acceleration to provide real-time video image stabilization and face beautification.

Wafer Level Optics:

DOC uses the latest semiconductor manufacturing techniques to develop and deliver its micro-optic lenses, including Diffractive Optical Elements ("DOEs"), Refractive Optical Elements ("ROEs") and Integrated Micro-Optical Subassemblies ("IMOS"). DOC uses wafer-level processing to fabricate the DOEs and/or ROEs on one or two sides of the wafer, resulting in a high-precision, high-efficiency, cost effective products. The products are manufactured in DOC's state-of-the-art ISO-registered facility.

Customers:

Our DOC technologies are currently licensed to companies such as Jiangyin Changjiang Advanced Packaging Corporation ("JCAP"), Nikon Corporation, Casio Computer Co., Ltd., Olympus Imaging Corp., Fujitsu, Q Technology Limited, Samsung Electronics Co., Ltd., STMicroelectronics N.V., Toshiba Corporation, and Xintec, Inc., among others, in markets such as digital still cameras and mobile handsets. Our micro-optic lenses are sold into many markets, including semiconductor lithography, high-end communication routers, military and defense, and barcode scanners.

Sales and Marketing:

Our sales activities focus primarily on developing direct relationships at the technical, marketing and executive management levels with companies in the camera module industry to license our technologies and sell our products and services. Product marketing focuses on identifying the needs and product requirements of our customers. Product marketing also manages the development of all of our technologies throughout the development cycle and creates the required marketing materials to assist with the adoption of the technologies.

Research & Development:

Our research and development groups work closely with our sales and marketing groups, as well as our customers and partners, to bring new products incorporating our technologies to market in a timely, high quality and cost-efficient manner. As of December 31, 2011, DOC employed 270 engineers and technologists devoted to consumer optics. Research and development and other related costs for the DigitalOptics segment were approximately $47.2 million, $50.1 million and $40.7 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Intellectual Property Portfolio:

As of December 31, 2011, our subsidiaries comprising the DigitalOptics segment owned approximately 695 United States patents and patent applications, as well as approximately 467 foreign patents and patent applications. The latest to expire of those issued patents expires in 2030.

Strategy:

Our overall goal is to transition DOC's image enhancement solutions from the digital still camera market into the mobile imaging market. We aim to do this primarily in two ways:

- Manufacture and deliver revolutionary MEMS actuators, displacing the current incumbent technology Voice Coil Motor (VCM) and becoming a significant supplier in the $1 billion actuator market; and
- Become a vertically integrated camera module supplier, either through partnerships, contract manufacturing, or by becoming a manufacturer directly. As a vertically integrated provider, we expect that DOC would be able to compete effectively in the camera module business, which today is a highly fragmented commodity market worth $9 billion.

Competition:

There are several other licensing and manufacturing companies, including ArcSoft, Inc., Anteryon B.V., DxO Labs, JenOptik A.G., and Heptagon Oy, which are developing imaging and optics solutions and technologies that may compete with ours. In addition, major semiconductor companies producing image sensors are also developing internal solutions that may compete with our technology. These semiconductor companies include, but are not limited to, Omnivision Technologies, Inc., Aptina Imaging Corporation, STMicroelectronics N.V., Samsung Electronics Co, Ltd., and Toshiba Corporation.

Employees

As of December 31, 2011, we had 493 employees, with 61 in sales, marketing and licensing, 333 in research and development (including employees who perform engineering, assembly, design and infrastructure services under our service agreements with third parties) and 99 in general administration, including general management, information technology, finance and accounting. We have never had a work stoppage among our employees and no personnel are represented under collective bargaining agreements other than certain ordinary course agreements of an employer's collective which may bind our Israeli subsidiaries under Israel law. We consider our relations with our employees to be good.

Customer Concentration

All of our revenues are denominated in U.S. dollars. The following table sets forth revenues generated from customers, all of which are in the Intellectual Property segment, comprising 10% or more of total revenues for the periods indicated:

	Years Ended December 31,		
	2011	2010	2009
Powertech Technology Inc.	25%	21%	15%
Micron Technology, Inc.	19	13	*
Amkor Technology, Inc.	*	*	24
Motorola, Inc.	*	*	10

* denotes less than 10% of total revenues.

A significant portion of our revenues are derived from customers headquartered outside of the U.S., principally in Asia and Europe, and we expect these revenues will continue to account for a significant portion of total revenues in future periods. The table below lists the geographic regions of the headquarters of our customers and the percentage of revenues derived from each region for the periods indicated:

	Years Ended December 31,		
	2011	2010	2009
Asia Pacific	66%	65%	50%
U.S.	29%	29%	45%
Europe and other	5%	6%	5%

See Note 15—"*Segment and Geographic Information*" in the Notes to the Consolidated Financial Statements for additional geographic information about our revenues and long-lived assets.

The international nature of our business exposes us to a number of risks, including, but not limited to:

- laws and business practices favoring local companies;
- increased tax rates and withholding tax obligations on license revenues that we may not be able to offset fully against our U.S. tax obligations;
- difficulties in enforcing U.S. judgments and orders against foreign persons and products made overseas;
- less effective protection of intellectual property than is afforded in the U.S. or other developed countries; and
- international terrorism, particularly in emerging markets.

Available Information

Our internet address is www.tessera.com. We make available on our internet website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our website. The information found on our website is not incorporated into this or any other report we file with or furnish to the SEC.

Item 1A. ***Risk Factors***

Our operations and financial results are subject to various risks and uncertainties, including, but not limited to, those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock

Some of our license agreements have fixed expiration dates and will need to be renewed or replaced. If we are unable to renew or relicense these license agreements on terms favorable to us, our results of operations could be harmed.

Some of our license agreements have fixed expiration dates. We need to renew or replace these agreements prior to their expiration in order to maintain our current revenue base. For example, license agreements with three major memory licensees are scheduled to expire in May 2012. We received notice of renewal from two of the licensees in November 2011, but the third licensee did not exercise its renewal option. We may not be able to continue licensing customers on terms favorable to us, under the existing terms or at all, which would harm our results of operations. In addition, other licensees may not elect to renew their licenses when their respective license agreements expire. We have expanded our licensable technology portfolio through internal development and patents purchased from third parties, but there is no guarantee that these measures will lead to continued royalties. If we fail to continue to do business with our current licensees, our business would be materially adversely affected.

We are currently involved in litigation and administrative proceedings involving some of our key patents; any invalidation or limitation of the scope of our key patents could significantly harm our business.

As more fully described under the subheading "*Contingencies*" in Note 14—"*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements, we are currently involved in litigation involving some of our patents. The parties in these legal actions have challenged the validity, scope, enforceability and ownership of our patents. In addition, reexamination requests have been filed in the U.S. Patent and Trademark Office ("PTO") with respect to patent claims at issue in one or more of our litigation proceedings, and oppositions have been filed against us with respect to our patents in the European Patent Office. Under a reexamination proceeding and upon completion of the proceeding, the PTO may leave a patent in its present form, narrow the scope of the patent or cancel some or all of the claims of the patent. The PTO issued several Official Actions rejecting or maintaining earlier rejections of many of the claims in some of our patents. We are currently asserting these patents and patent claims in litigation and administrative proceedings. If the PTO's adverse rulings are upheld on appeal and some or all of the claims of the patents that are subject to reexamination are canceled, our business may be significantly harmed. In addition, counterparties to our litigation and administrative proceedings may seek and obtain orders to stay these proceedings based on rejections of claims in the PTO reexaminations, and other courts or tribunals reviewing our legal actions could make findings adverse to our interests, even if the PTO actions are not final.

We cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. If there is an adverse ruling in any legal or administrative proceeding relating to the infringement, validity, enforceability or ownership of any of our patents, or if a court or an administrative body such as the PTO limits the scope of the claims of any of our patents, we could be prevented from enforcing or earning future revenues from those patents, and the likelihood that customers will take new licenses and that current licensees will continue to agree to pay under their existing licenses could be significantly reduced. The resulting reduction in license fees and royalties could significantly harm our business, consolidated financial position, results of operations or cash flows, or the trading price of our common stock.

Furthermore, regardless of the merits of any claim, the continued maintenance of these legal and administrative proceedings may result in substantial legal expenses and diverts our management's time and attention away from our other business operations, which could significantly harm our business. Our enforcement proceedings historically have been protracted and complex. The time to resolution and complexity of our litigations, their disproportionate importance to our business compared to other companies, the propensity for delay in patent litigations, and the potential that we may lose particular motions as well as the overall litigations all could cause significant volatility in our stock price and materially adversely affect our business and consolidated financial position, results of operations and cash flows.

We expect to continue to be involved in material legal proceedings in the future to enforce or protect our intellectual property rights, including material litigation with existing licensees or strategic partners, which could harm either of our business segments, or both.

In the past, we have litigated to enforce our patents and other intellectual property rights, to enforce the terms of our license agreements, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others and to defend against claims of infringement or invalidity. Our current legal actions, as described under the subheading "*Contingencies*" in Note 14—"*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements, are examples of disputes and litigation that impact our business. We expect to be involved in similar legal proceedings in the future, including proceedings to ensure proper and full payment of royalties by licensees under the terms of their license agreements.

These existing and any future legal actions may harm either or both of our business segments, and may hinder our ability to independently optimize each of them. For example, they could cause an existing licensee or strategic partner to cease making royalty or other payments to us, or to challenge the validity and enforceability of our patents or the scope of our license agreements, and could significantly damage our relationship with such licensee or strategic partner and, as a result, prevent the adoption of our other Intellectual Property or DigitalOptics technologies by such licensee or strategic partner. Litigation could also severely disrupt or shut down the business operations of our licensees or strategic partners, which in turn would significantly harm our ongoing relations with them and cause us to lose royalty revenues.

From time to time we identify products that we believe to infringe our patents. We seek to license the manufacturer of those products but on occasion the manufacturer is unwilling to enter into a license agreement and then we enforce our patent rights against those products. Litigation stemming from these or other disputes could also harm our relationships with other licensees or our ability to gain new customers, who may postpone licensing decisions pending the outcome of the litigation or dispute, or who may, as a result of such litigation, choose not to adopt our technologies. In addition, these legal proceedings could be very expensive and may reduce or eliminate our profits.

The costs associated with legal proceedings are typically high, relatively unpredictable and not completely within our control. These costs may be materially higher than expected, which could adversely affect our operating results and lead to volatility in the price of our common stock. Whether or not determined in our favor or ultimately settled, litigation diverts our managerial, technical, legal and financial resources from our business operations. Furthermore, an adverse decision in any of these legal actions could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others, limit the value of our licensed technology or otherwise negatively impact our stock price or our business and consolidated financial position, results of operations or cash flows.

Even if we prevail in our legal actions, significant contingencies will exist to their settlement and final resolution, including the scope of the liability of each party, our ability to enforce judgments against the parties, the ability and willingness of the parties to make any payments owed or agreed upon and the dismissal of the legal action by the relevant court, none of which are completely within our control. Parties that may be obligated to pay us royalties could also decide to alter their business activities or corporate structure, which could affect our ability to collect royalties from such parties.

Volume pricing incentives in our licenses with two DRAM manufacturers may slow our DRAM royalty growth.

In 2005, Tessera, Inc. provided two major dynamic random access memory ("DRAM") manufacturers with first-mover pricing advantages with respect to royalties due to Tessera, Inc. under their respective licenses based on several factors, including volumes. The effect of the volume pricing adjustments may cause, at certain shipment volumes and for these two DRAM manufacturers only, Tessera, Inc.'s aggregate annual DRAM royalty revenues to grow less rapidly than annual growth in overall unit shipments in the DRAM end market. An additional effect may include some quarter-to-quarter fluctuations in growth in Tessera, Inc.'s revenues from the DRAM end market, depending on the relative DRAM market share enjoyed by these two DRAM manufacturers as well as the timing of when they reach the volume pricing incentive in a given calendar quarter and their royalty payments within a calendar year.

If we fail to protect and enforce our intellectual property rights and our confidential information, our business will suffer.

We rely primarily on a combination of license, development and nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright laws to protect our technology and intellectual property. If we fail to protect our technology and intellectual property, our licensees and others may seek to use our technology and intellectual property without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. The growth of our business depends in large part on our ability to obtain intellectual property rights in a timely manner, our ability to convince third parties of the applicability of our intellectual property rights to their products, and our ability to enforce our intellectual property rights against them.

In certain instances, we attempt to obtain patent protection for portions of our technology, and our license agreements typically include both issued patents and pending patent applications. If we fail to obtain patents in a timely manner or if the patents issued to us do not cover all of the inventions disclosed in our patent applications, others could use portions of our technology and intellectual property without the payment of license fees and royalties. For example, our business may suffer if we are unable to obtain patent protection in a timely manner from the PTO due to processing delays resulting from examiner turnover and a continuing backlog of patent applications.

We also rely on trade secret laws rather than patent laws to protect other portions of our proprietary technology. However, trade secrets can be difficult to protect. The misappropriation of our trade secrets or other proprietary information could seriously harm our business. We protect our proprietary technology and processes, in part, through confidentiality agreements with our employees, consultants, suppliers and customers. We cannot be certain that these contracts have not been and will not be breached, that we will be able to timely detect unauthorized use or transfer of our technology and intellectual property, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors. If we fail to use these mechanisms to protect our technology and intellectual property, or if a court fails to enforce our intellectual property rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

Further, the laws and enforcement regimes of certain countries do not protect our technology and intellectual property to the same extent as do the laws and enforcement regimes of the U.S. Therefore, in certain jurisdictions we may be unable to protect our technology and intellectual property adequately against unauthorized use, which could adversely affect our business.

Our business may suffer if third parties assert that we violate their intellectual property rights.

Third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that such claims are without merit, they can be time-consuming and costly to defend against and will divert management's attention and resources away from our business. Furthermore, third parties making such claims may be able to obtain injunctive or other equitable relief that could block our ability to further develop or commercialize some or all of our products or services in the U.S. and abroad. Claims of intellectual property infringement also might require us to enter into costly settlement or license agreements or pay costly damage awards. Even if we have an agreement that provides for a third party to indemnify us against such costs, the indemnifying party may be unable to perform its contractual obligations under the agreement. If we cannot or do not license the infringed intellectual property at all or on reasonable terms, or substitute similar technology from another source, our business, financial position, results of operations or cash flows could suffer.

Recent changes to U.S. patent laws and proposed changes to the rules of the U.S. Patent and Trademark Office may adversely impact our business.

Our business relies in part on the uniform and historically consistent application of U.S. patent laws and regulations. There are numerous recent changes to the patent laws and proposed changes to the rules of the PTO, which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, on September 16, 2011, President Obama signed the Leahy-Smith America Invents Act which codifies significant changes to the U.S. patent laws, including, among other things, changing from a "first to invent" to a "first inventor to file" system, limiting where a patentee may file a patent suit, requiring the apportionment of patent damages, replacing interference proceedings with derivation actions and creating a post-grant opposition process to challenge patents after they have been issued. The effects of these changes on our patent portfolio and business have yet to be determined, as the PTO must still implement regulations relating to these changes and the courts have yet to address the new provisions. In addition, in recent years, the courts have interpreted U.S. patent laws and regulations differently, and in particular the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for us, and may make it more difficult to obtain adequate patent protection or to enforce our patents against parties using them without a license or payment of royalties. These changes or potential changes could increase the costs and uncertainties surrounding the prosecution of our patent applications and the enforcement or defense of our patent rights, and could have a deleterious effect on our licensing program and, therefore, the royalties we can collect.

Some of our license agreements may convert to fully paid-up licenses at the expiration of their terms, and we may not receive royalties after that time.

Tessera, Inc.'s license agreement with Texas Instruments, Inc. automatically converts to a fully paid-up license on December 31, 2013, assuming that Texas Instruments complies with all terms and conditions of the license agreement up through its expiration. Tessera, Inc's license agreements with Samsung Electronics Co, Ltd. and Hynix Semiconductor Inc. each convert to a fully paid-up license after the expiration of its extended term in 2017. We may not receive further royalties from licensees for any licensed technology under those agreements if they convert to fully paid-up licenses because such licensees will be entitled to continue using some, if not all, of Tessera, Inc.'s relevant intellectual property under the terms of the license agreements without further payment, even if relevant patents are still in effect. If we cannot find another source of revenue to replace the revenues from these license agreements converting to fully paid-up licenses, our results of operations following such conversion would be materially adversely affected.

A significant amount of our royalty revenues comes from a few end markets and products, and our business could be harmed if demand for these market segments or products declines.

A significant portion of our royalty revenues comes from the manufacture and sale of packaged semiconductor chips for digital signal processors, application-specific standard product semiconductors, application-specific integrated circuits and memory. In addition, we derive substantial revenues from the incorporation of our technology into mobile devices. If demand for semiconductors in any one or a combination of these market segments or products declines, our royalty revenues will be reduced significantly and our business would be harmed.

Our revenues are concentrated in a few customers and if we lose any of these customers our revenues may decrease substantially.

We earn a significant amount of our revenues from a limited number of customers. For the year ended December 31, 2011, there were two customers that each accounted for 10% or more of total revenues. We expect that a significant portion of our revenues will continue to come from a limited number of customers for the foreseeable future. If we lose any of these customers, our revenues may decrease substantially. Powertech Technology Inc. ("PTI"), one of these customers, has initiated litigation to terminate its license with Tessera, Inc. See "*Contingencies*" in Note 14—"*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements. If PTI elects to stop making payments or if we receive an adverse determination in that case, it would have a substantial adverse impact on our royalty revenue in the near term.

We have a royalty-based business model, which is inherently risky.

Our long-term success depends on future royalties paid to us by licensees. Royalty payments under our licenses are primarily based upon the number of electrical connections to the semiconductor chip in a package covered by our licensed technology. We also have royalty arrangements in which royalties are paid based on a percent of net sales, a per package, or a per unit sold basis. We are dependent upon our ability to structure, negotiate and enforce agreements for the determination and payment of royalties, as well as upon our licensees' compliance with their agreements. We face risks inherent in a royalty-based business model, many of which are outside of our control, such as the following:

- the rate of adoption and incorporation of our technology by semiconductor manufacturers and assemblers;
- the extent to which large equipment vendors and material providers develop and supply tools and materials to enable manufacturing using our packaging technology;
- the demand for products incorporating semiconductors that use our licensed technology;
- the cyclicality of supply and demand for products using our licensed technology;
- the impact of economic downturns; and
- the timing of receipt of royalty reports may not meet our revenue recognition criteria resulting in fluctuation in our results of operations.

It is difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose revenues.

The terms of our license agreements generally require our licensees to document their use of our technology and report related data to us on a quarterly basis. Although our license terms generally give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, and may not be cost justified based on our understanding of our licensees' businesses. Our license compliance program audits certain licensees to review the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty revenues to which we are entitled under the terms of our license agreements, but we cannot give assurances that such audits will be effective to that end.

The markets for semiconductors and related products and camera modules are highly concentrated, and we may have limited opportunities to license our technologies or sell our products.

The semiconductor industry is highly concentrated in that a small number of semiconductor designers and manufacturers account for a substantial portion of the purchases of semiconductor products generally, including our products and products incorporating our technologies. Consolidation in the semiconductor industry may increase this concentration. Accordingly, we expect that licenses of our technologies and sales of our products will be concentrated with a limited number of customers for the foreseeable future. As we acquire new technologies and integrate them into our product line, we will need to establish new relationships to sell these products. Our financial results depend in significant part on our success in establishing and maintaining relationships with, and effecting substantial sales to, these customers. Even if we are successful in establishing and maintaining such relationships, our financial results will be dependent in large part on these customers' sales and business results. This is also true for the camera module market which is the target market for our imaging and optics business. In this market, a small number of original equipment manufacturers ("OEMs") account for a substantial portion of purchases of camera-enabled cell phones and other mobile devices. We have been promoting the adoption of our technologies in this market through the supply chain infrastructure by signing licenses with the sensor, lens and camera manufacturers and assemblers. Consolidation of the OEMs may affect our licensees' ability to maintain or establish relationships with these OEMs through which they sell products incorporating our imaging and optics technologies. As a result, our financial results could be materially adversely affected.

The current DRAM market conditions are challenging, and if such conditions do not improve, it may have a material adverse effect on our business.

Current conditions in the DRAM market are challenging. Prices for many DRAM chips are less than our licensees' or potential licensees' variable costs of making that chip. The DRAM market has gone through many cycles of unprofitability, resulting in the bankruptcy, consolidation or discontinuation of DRAM production by many semiconductor companies. We are unable to predict the effect of the current market conditions on our licensees or potential licensees. The poor profitability, bankruptcy, consolidation or discontinuation of DRAM production by any of these companies could have a material adverse effect on our business.

We make significant investments in new products and services that may not achieve technological feasibility or profitability or that may limit our revenue growth.

We have made and will continue to make significant investments in research, development, and marketing of new technologies, products and services, including MEMS-based auto-focus technologies, EDoF, OptiML Zoom and other image quality enhancement technologies, and thermal management technology (also referred to as silent air cooling). Investments in new technologies are speculative and technological feasibility may not be achieved. Commercial success depends on many factors including innovativeness and demand for the technology, availability of materials and equipment, selling price the market is willing to bear, competition and effective licensing or product sales. We may not achieve significant revenues from new product and service investments for a number of years, if at all. Moreover, new technologies, products and services may not be profitable, and even if they are profitable, operating margins for new products and businesses may not be as high as the margins we have experienced historically or originally anticipated.

Competing technologies may harm our business.

We expect that our technologies will continue to compete with technologies of internal design groups at semiconductor manufacturers, assemblers, electronic component and system manufacturers, image sensor and lens manufacturers and camera module companies such as Omnivision Technologies, Inc., Aptina Imaging Corporation, STMicroelectronics, Inc., Samsung Electronics Co, Ltd., and Toshiba Corporation. The internal design groups of these companies create their own packaging, imaging and optics solutions. If these internal design groups design around our patents or introduce unique solutions superior to our technology, they may not need to license our technology. These groups may design technology that is less expensive to implement or that enables products with higher performance or additional features. Many of these groups have substantially greater resources, greater financial strength and lower cost structures which may allow them to undercut our price. They also have the inherent advantage of access to internal corporate strategies, technology roadmaps and technical information. As a result, they may be able to bring alternative solutions to market more easily and quickly.

For our imaging and optics technologies, our OptiML Focus technology enables camera modules to automatically focus without any moving parts by employing extended depth of field technology. Our MEMS-based auto-focus technology enables high-precision control of a moving lens for auto-focus functionality with a small form factor. These technologies compete with auto-focus technologies including traditional lens-motion-type auto-focus, emerging lens-modification-type auto-focus, solutions using voice coil motor technology, and also other computational-type auto-focus solutions and other solutions and technologies provided by companies such as DxO Labs. Our Micro-optics products such as the diffractive optical elements used in off-axis illumination for lithography, face competition from products offered by other Micro-optics manufacturers such as JenOptik A.G. as well as emerging technologies such as ASML's FlexRay technology. Our wafer-level camera solution competes with both the traditional lens vendors who enjoy an established supply chain, as well as other wafer-level optics technologies offered by companies such as Heptagon Oy and Anteryon B.V. For the embedded image enhancement technologies such as Face Detection and our other Face Tools products, our offerings compete with other image processing software vendors such as ArcSoft, Inc. as well as internal design groups of our customers providing similar technologies by employing different approaches. We also expect to see other competing technologies emerge.

In the future, our licensed technologies may also compete with other technologies that emerge. These technologies may be less expensive and provide higher or additional performance. Companies with these competing technologies may also have greater resources. Technological change could render our technologies obsolete, and new, competitive technologies could emerge that achieve broad adoption and adversely affect the use of our technologies and intellectual property.

If we do not create and implement new technologies or expand our licensable technology portfolio, our competitive position could be harmed and our operating results adversely affected.

We derive a significant portion of our revenues from licenses and royalties from a relatively small number of key technologies. We devote significant engineering resources to develop new technologies to address the evolving needs of the semiconductor and the consumer and communication electronics industries. To remain competitive, we must introduce new technologies in a timely manner and the market must adopt them. Developments in our technologies are inherently complex, and require long development cycles and a substantial investment before we can determine their commercial viability. We may not be able to develop and market new technologies in a timely or commercially acceptable fashion. Moreover, our patents will expire in the future. Our current U.S. issued patents expire at various times from 2012 through 2030. We need to develop or acquire successful innovations and obtain patents on those innovations before our current patents expire, and our failure to do so could significantly harm our business, financial position, results of operations or cash flows.

If we do not successfully further develop and commercialize the technologies we acquire, or cultivate strategic relationships that expand our licensable technology portfolio, our competitive position could be harmed and our operating results adversely affected.

We also attempt to expand our licensable technology portfolio and technical expertise by acquiring and further developing new technologies or developing strategic relationships with others. These strategic relationships may include the right for us to sublicense technology and intellectual property to others. However, we may not be able to acquire or obtain rights to licensable technology and intellectual property in a timely manner or upon commercially reasonable terms. Even if we do acquire such rights, some of the technologies we invest in may be commercially unproven and may not be adopted or accepted by the industry. Moreover, our research and development efforts, and acquisitions and strategic relationships, may be futile if we do not accurately predict the future needs of the semiconductor, consumer and communication electronics, and consumer imaging industries. Our failure to acquire new technologies that are commercially viable in the semiconductor, consumer and communication electronics, and consumer imaging industries could significantly harm our business, financial position, results of operations or cash flows.

The way we integrate internally developed and acquired technologies into our products and licensing programs may not be accepted by customers.

We have devoted, and expect to continue to devote, considerable time and resources to developing, acquiring and integrating new and existing technologies into our products and licensing programs. However, if customers do not accept the way we have integrated our technologies, they may adopt competing solutions. In addition, as we introduce new products or licensing programs, we cannot predict with certainty if and when our customers will transition to those new products or licensing programs. If customers fail to accept new or upgraded products or licensing programs incorporating our technologies, our financial position, results of operations or cash flows could be adversely impacted.

Failure by our licensees to sell products using our technology could limit our royalty revenue growth.

Because we expect a portion of our future revenues to be derived from licenses and royalties from semiconductors that use our licensed technology, our future success depends upon our licensees developing and selling commercially successful products. Any of the following factors could limit our licensees' ability to sell products that incorporate our technology:

- the willingness and ability of materials and equipment suppliers to produce materials and equipment that support our licensed technology, in a quantity sufficient to enable volume manufacturing;
- the ability of our licensees to purchase such materials and equipment on a cost-effective and timely basis;
- the willingness of our licensees and others to make investments in the manufacturing process that supports our licensed technology, and the amount and timing of those investments; and
- our licensees' ability to design and assemble packages incorporating our technology that are acceptable to their customers.

As part of our DigitalOptics business, we currently derive revenues from licenses to and royalties from our imaging and optics technologies in consumer electronics, such as mobile phones, digital still cameras, wireless devices, personal computers and other consumer electronics. Our future success depends upon transitioning our image enhancement solutions into the mobile imaging market through delivering revolutionary MEMS actuators and becoming a vertically integrated camera module supplier. Any of the following factors could limit the growth of our imaging and optics technology:

- our ability to innovate and provide solutions at lower costs, with improved performance, or with more enhanced features than our competitors;
- the relevant markets' rate of adoption of our imaging and optics technologies;
- our ability to build a robust supply chain to support product ramp plans; and
- our competitors who may have superior products or solutions which take away market shares or design wins from us.

Failure by the semiconductor industry to adopt our packaging technology for the next generation high performance DRAM chips would significantly harm our business.

To date, our packaging technology has been used by several companies for high performance DRAM chips. For example, packaging using our technology is used for DDR2 and DDR3 DRAM and we currently have licensees, including Hynix Semiconductor Inc., Micron Technology, Inc., and Samsung Electronics, Co., Ltd., who are paying royalties for DRAM chips in advanced packages.

DRAM manufacturers are also currently developing next generation high performance DRAM chips, including next generation of DDR referred to as DDR4, to meet increasing speed and performance requirements of electronic products. We believe that these next-generation, high performance DRAM chips will require advanced packaging technologies such as CSP.

We anticipate that royalties from shipments of these next-generation, high performance DRAM chips packaged using our technology may account for a significant percentage of our future revenues. If semiconductor manufacturers do not continue to use packages employing our technology for the next generation of high performance DRAM and find a viable alternative packaging technology for use with next generation high performance DRAM chips, or if we do not receive royalties from next generation, high performance DRAM chips that use our technology, our future revenues could be adversely affected.

Our technology may be too expensive for certain next generation high performance DRAM manufacturers, which could significantly reduce the adoption rate of our packaging technology in next generation high performance DRAM chips. Even if our package technology is selected for at least some of these next generation high performance DRAM chips, there could be delays in the introduction of products utilizing these chips that could materially affect the amount and timing of any royalty payments that we receive. Other factors that could affect adoption of our technology for next generation high performance DRAM products include delays or shortages of materials and equipment and the availability of testing services.

If our licensees delay or are unable to make payments to us due to financial difficulties, or shift their licensed products to other companies to lower their royalties to us, our operating results and cash flows could be adversely affected.

A number of companies in the semiconductor and consumer electronics industries are facing severe financial difficulties. As a result, there have been recent bankruptcies and restructuring of companies in these industries. Our licensees may face similar financial difficulties which may result in their inability to make payments to us in a timely manner or if at all. In addition, our licensees may merge with or may shift the manufacture of licensed products to companies that are not currently licensees to us. This could make the collection process complex and difficult which could adversely impact our business, financial condition, results of operations and cash flows.

As a larger portion of our revenues is generated from product sales, we may rely on outsourced high volume manufacturing, which is inherently risky.

As we integrate internally developed technologies into products, we may rely on outsourced high volume manufacturing by utilizing third party foundry, packaging, assembly and test capabilities. Doing so could present risks to our operations, including:

- reduced control over delivery schedules, yields, capacity and quality assurance;
- limited number of vendors capable of manufacturing our high technology products;
- limited availability of vendor capacity for our products which may delay time to market;
- failure of vendors to meet our technical requirements;
- difficulty in determining target inventory levels based on forecasted demand, which may not be reliable;
- infringement or misappropriation of other third parties' or our intellectual property;
- limited warranties on products and services supplied to us; and
- overhead costs of developing and maintaining a global supply chain.

If any vendor in the supply chain materially fails to perform, or if we are required to find an alternate vendor and are not able to do so on a timely basis, or if these vendors materially increase their prices, our business strategy could be harmed and our results of operations could be adversely affected.

Our services business, including customization services, may subject us to specific costs and risks that we may fail to manage adequately and could harm our business.

We derive a portion of our revenues from engineering and design services. Among the engineering services that we offer are customized package design and prototyping, modeling, simulation, failure analysis and reliability testing and related training services. We also offer our customers design services to customize our technologies to incorporate into their products and production processes, enabling our customers to shorten the development effort and time to market. A number of factors, including, among others, the perceived value of our intellectual property portfolio, our ability to convince customers of the value of our engineering services and our reputation for performance under our service contracts, could cause our revenues from engineering services to decline, damage our reputation, and harm our ability to attract future customers, which would in turn harm our operating results.

Under certain contracts, we are required to perform certain services, in some cases including design services for lens, register transfer level, high performance optical and optical components and tooling services. If we fail to deliver as required under these contracts, we could lose revenues and become subject to liability for breach of contract. We also provide certain services at or below cost in an effort to increase the speed and breadth with which our customers adopt our technologies. For example, we provide modeling, manufacturing process training, equipment and materials characterization and other services to assist customers in designing, implementing, upgrading and maintaining their assembly lines. We frequently provide these services as a form of training to introduce new customers to our technology and existing customers to new technologies, with the aim that these services will generate revenues in the future. Our failure to manage these services adequately may harm our business, financial position, results of operations or cash flows.

Our DigitalOptics solutions rely on the use of certain materials from a single supplier or a limited number of suppliers. The lack of availability of these materials could delay the execution of our business strategy and adversely affect our revenues.

We rely on the use of certain materials available from a single supplier or a limited number of suppliers for the manufacturing of our small form factor micro-optics. If any or some of these materials become unavailable, or, if any of these suppliers cease operations and we cannot find an alternative source, our development efforts could be delayed and our revenues from our DigitalOptics business could be adversely affected.

Our licensing cycle is lengthy and costly, and our marketing, legal and sales efforts may be unsuccessful.

We generally incur significant marketing, legal and sales expenses prior to entering into our license agreements, generating a license fee and establishing a royalty stream from each licensee. The length of time it takes to establish a new licensing relationship can range from six to 18 months or longer for an Intellectual Property license and 18 to 24 months or longer for a DigitalOptics license. As such, we may incur significant losses in any particular period before any associated revenue stream begins.

Tessera Intellectual Property Corp. incurs significant reverse engineering expenditures on products of potential licensee in order to prepare sales and marketing collateral. We employ intensive marketing and sales efforts to educate licensees, potential licensees and original equipment manufacturers about the benefits of our technologies. In addition, even if these companies adopt our technologies, they must devote significant resources to integrate fully our technologies into their operations. If our marketing and sales efforts are unsuccessful, then we will not be able to achieve widespread acceptance of our technology. In addition, ongoing litigation could impact our ability to gain new licensees which could have an adverse effect on our financial condition, results of operations or cash flows.

Our financial and operating results may vary, which may cause the price of our common stock to decline.

We currently provide guidance on revenues and expenses on a quarterly basis. Our quarterly operating results have fluctuated in the past and are likely to do so in the future. Because our operating results are difficult to predict, you should not rely on quarterly or annual comparisons of our results of operations as an indication of our future performance. Factors that could cause our operating results to fluctuate during any period or that could adversely affect our ability to achieve our strategic objectives include those listed in this "*Risk Factors*" section of this report and the following:

- the timing of and compliance with license or service agreements and the terms and conditions for payment to us of license or service fees under these agreements;
- fluctuations in our royalties caused by pricing advantages provided to two DRAM manufacturers;
- changes in our royalties caused by changes in demand for products incorporating semiconductors that use our licensed technology;

- decrease in our revenues caused by price erosion on high performance camera modules incorporating our DigitalOptics technologies;
- the amount of our product and service revenues;
- the timing of obtaining design wins and manufacturing plan for our MEMS solutions;
- changes in the level of our operating expenses;
- delays in our introduction of new technologies or market acceptance of these new technologies through new license agreements;
- our ability to protect or enforce our intellectual property rights or the terms of our agreements;
- legal proceedings affecting our patents, patent applications or license agreements;
- the timing of the introduction by others of competing technologies;
- changes in demand for semiconductor chips in the specific end markets in which we concentrate;
- changes in demand for semiconductor capital equipment, digital still cameras and other camera-enabled devices including cell phones, security systems and personal computers;
- the timing of the conclusion of license agreements;
- the time it takes to establish new licensing arrangements could be lengthy;
- the timing of meeting the requirements for revenue recognition under accounting principles;
- changes in accounting principles; and
- cyclical fluctuations in semiconductor markets generally.

Due to fluctuations in our operating results, reports from market and security analysts, litigation-related developments, and other factors, the price at which our common stock will trade is likely to continue to be highly volatile. In future periods, if our revenues or operating results are below our estimates or the estimates or expectations of public market analysts and investors, our stock price could decline. In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. If our stock price is volatile, we may become involved in this type of litigation in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business.

The investment of our cash, cash equivalents and investments in marketable debt securities are subject to risks which may cause losses and affect the liquidity of these investments.

At December 31, 2011, we held approximately $55.8 million in cash and cash equivalents and $436.6 million in short-term investments. These investments include various financial securities such as municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, and money market funds. The weakened financial markets, originally caused by the sub-prime mortgage crisis in the U.S., has at times adversely impacted the general credit, liquidity, market and interest rates for these and other types of debt securities. Additionally, changes in monetary policy by the Federal Open Market Committee and recent concerns about the rising U.S. government debt level may cause a decrease in the purchasing power of the U.S. dollar and adversely affect our investment portfolio. The financial market and monetary risks associated with our investment portfolio may have a material adverse effect on our financial condition, results of operations or cash flows.

The economic downturn and weakened financial markets could negatively affect our businesses, results of operations and financial condition.

Slow economic activity, high unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns have contributed to and continue to contribute to a challenging economic environment. This environment makes it difficult for our customers, our vendors and us to accurately forecast and plan future business activities and has caused businesses to slow spending on our products and services. Our major licensees have experienced reductions in semiconductor sales which could materially and adversely affect our revenues, results of operations and financial condition. Furthermore, the constraints in the capital and credit markets may limit the ability of our customers to timely borrow and access the capital and credit markets to meet their liquidity needs, which could result in an impairment of their ability to make timely payments to us and reduce their demand for our products and services, which could materially and adversely impact our results of operations or cash flows.

We operate in a highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, declining economic conditions, maturing product and technology cycles, and excess inventories. This cyclicality could cause our operating results to decline dramatically from one period to the next. Our business depends heavily upon the volume of production by our licensees, which, in turn, depends upon the current and anticipated market demand for semiconductors and products that use semiconductors. Similarly, our product revenues rely at least in part upon the demand of the semiconductor equipment market. Semiconductor manufacturers and package assembly companies generally sharply curtail their spending during industry downturns, such as in the current global economic downturn, and historically have lowered their spending more than the decline in their revenues. As a result, the impact of the current global economic downturn on our businesses is exacerbated by the cyclicality of the semiconductor industry. If we are unable to control our expenses adequately in response to lower revenues from our licensees and service customers in the current or any future economic downturn, our operating results may suffer and we may experience operating losses.

Changes in financial accounting or existing taxation standards, rules, practices or interpretation may cause adverse unexpected revenue and expense fluctuations which may impact our reported results of operations.

We prepare our consolidated financial statements in accordance with U.S. GAAP. These principles are subject to interpretations by the SEC and various accounting bodies. In addition, we are subject to various taxation rules in many jurisdictions. The existing taxation rules are generally complex, frequently changing and often ambiguous. Changes to existing taxation rules, changes to the financial accounting standards such as the proposed convergence to international financial reporting standards, or any changes to the interpretations of these standards or rules may adversely affect our reported financial results or the way we conduct our business. Recent accounting pronouncements and their estimated potential impact on our business are addressed in Note 3—"*Recent Accounting Pronouncements*" in the Notes to the Condensed Consolidated Financial Statements.

The international nature of our business exposes us to financial and regulatory risks that may have a negative impact on our consolidated financial position, results of operations or cash flow, and we may have difficulty protecting our intellectual property in some foreign countries.

We derive a significant portion of our revenues from licensees headquartered outside of the U.S. We have also expanded our operations outside of the U.S. such as research and development facilities in Israel, Ireland and

Romania to design, develop, test or market certain technologies. International operations are subject to a number of risks, including but not limited to the following:

- fluctuations in exchange rates between the U.S. dollar and foreign currencies as our revenues are denominated principally in U.S. dollars and a portion of our costs are based in non U.S. dollars;
- security concerns, including crime, political instability, terrorist activity, armed conflict and civil or military unrest;
- changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment;
- regulatory requirements and prohibitions that differ between jurisdictions;
- laws and business practices favoring local companies;
- withholding tax obligations on license revenues that we may not be able to offset fully against our U.S. tax obligations, including the further risk that foreign tax authorities may re-characterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;
- differing employment practices, labor issues and business and cultural factors;
- less effective protection of intellectual property than is afforded to us in the U.S. or other developed countries; and
- limited infrastructure and disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers.

Our intellectual property is also used in a large number of foreign countries. There are many countries in which we currently have no issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater problem for us as our licensees increase their manufacturing and sales in countries which provide less protection for intellectual property. Our inability to enforce our intellectual property rights in some countries may harm our business, financial position, results of operations or cash flows.

Our business and operating results may be harmed if we are unable to manage growth in our business or if we undertake any restructuring activities or if we dispose of a business division or dispose of or discontinue any product lines.

We plan to continue the expansion of our operations, domestically and internationally, and may continue to do so through both internal growth and acquisitions. This expansion may strain our systems and management, operational and financial controls and resources. In addition, we are likely to incur higher operating costs. To manage our growth effectively, we must continue to improve and expand our management, systems and financial controls. We also need to continue to expand, train and manage our employee base. We cannot ensure that we will be able to timely and effectively meet demand and maintain the quality standards required by our existing and potential customers and licensees. If we are unable to effectively manage our growth or we are unsuccessful in recruiting and retaining personnel, our business and operating results will be harmed.

From time to time, we may undertake to restructure our business, including the disposition of a business division, or the disposition or discontinuance of a product line. For example, in April 2011, we announced that we are exploring a possible separation of our DigitalOptics business and, in August 2011, we announced closure of our development facility located in Yokohama, Japan. There are several factors that could cause a restructuring, a disposition or a discontinuance to have an adverse effect on our business, financial position, results of operations or cash flows. These include potential disruption of our operations and our information technology systems, the timing of development of our technology, the deliveries of products or services to our customers and other aspects of our business. In addition, such actions may increase the risk of claims or threats of lawsuits by our customers. In the case of a disposition of a product line, there may be a risk of not identifying a purchaser, or, if identified, the purchase price may be less than the net asset book value for the product line. Employee morale and productivity could also suffer and we may lose employees whom we want to keep. Any restructuring, disposition or discontinuance would require substantial management time and attention and may divert management from other important work. There are no assurances that the restructuring, disposal or discontinuance will reduce our operating expenses. We may also incur other significant liabilities and costs including employee severance costs, relocation expenses, and impairment of lease obligations and long-lived assets. Moreover, we could encounter delays in executing any restructuring plans, which could cause further disruption and additional unanticipated expense.

We may be unable to identify or complete a favorable transaction with respect to the DigitalOptics business.

Although as previously announced we are exploring a possible separation of our DigitalOptics business, we have not set a definitive timetable for completing our exploration of strategic alternatives for that business, and there can be no assurance that the process will result in the identification or selection of a transaction, that any transaction that is identified or selected will be completed, or that a completed transaction will be favorable to us and our stockholders. There are numerous hurdles to such a transaction, including the ongoing operating losses of the DigtialOptics business, which make it uncertain whether such business could be operated as a stand-alone company or would attract interest from any potential buyer.

Disputes regarding our intellectual property may require us to indemnify certain licensees, the cost of which could adversely affect our business operations and financial condition.

While we generally do not indemnify our licensees, some of our license agreements in our DigitalOptics business provide limited indemnities for certain actions brought by third parties against our licensees, and some require us to provide technical support and information to a licensee that is involved in litigation for using our technology. We expect to agree to provide similar indemnity or support obligations to future licensees. Our indemnity and support obligations could result in substantial expenses. In addition to the time and expense required for us to indemnify or supply such support to our licensees, a licensee's development, marketing and sales of licensed imaging and optics products could be severely disrupted or shut down as a result of litigation, which in turn could have a material adverse affect on our business operations, consolidated financial position, results of operations or cash flows.

We could experience losses due to product liability claims which could result in substantial costs to us.

We sell products and provide services that may subject us to product liability claims in the future. Although we carry liability insurance in amounts that we believe are appropriate, product liability claims can be costly and any future product liability claim made against us may exceed the coverage limits of our insurance policies, be excluded from coverage under the terms of our policies or cause us to record a self-insured loss. A product liability claim in excess of our insurance policies could have a material adverse effect on our business, financial condition and results of operations. Even if a product liability loss is covered by our insurance policies, such policies contain substantial retentions and deductibles that we would be required to pay. Our existing insurance may not be renewed at a cost and level of coverage comparable to that presently in effect, or at all. The payment of retentions or deductibles for a significant amount of claims could have a material adverse effect on our business, financial position, results of operations or cash flow.

If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, we may not be able to execute our business strategy effectively.

Our success depends, in large part, on the continued contributions of our key management, engineering, sales and marketing, legal and finance personnel, many of whom are highly skilled and would be difficult to replace. None of our senior management, key technical personnel or key sales personnel are bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our key personnel. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate. Moreover, some of the individuals on our management team have been in their current positions for a relatively short period of time. Our future success will depend to a significant extent on the ability of our management team to work together effectively.

Our success also depends on our ability to attract, train and retain highly skilled managerial, engineering, sales, marketing, legal and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. Competition for qualified senior employees can be intense. For example, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our growth and expansion. Further, we must train our new personnel, especially our technical support personnel, to respond to and support our licensees and customers. If we fail to do this, it could lead to dissatisfaction among our licensees or customers, which could slow our growth or result in a loss of business.

Changes to our enterprise resource planning and other key software applications could cause unexpected problems to occur and disrupt the management of our business.

As our business grows and becomes more complex, it may become necessary to expand and upgrade our enterprise resource planning system ("ERP"), and other management information systems which are critical to the operational, accounting and financial functions of our company. Significant management attention and resources would be used and extensive planning would be required to support effective implementation of a new ERP and other such systems. In addition, such implementation may carry certain risks, including the risk of significant design errors, and unexpected difficulties may arise that could materially and adversely affect the accuracy and timely reporting of our operating results and impact our ability to manage our business.

Our business operations could suffer in the event of information technology systems' failures or security breaches.

Despite system redundancy and the implementation of security measures within our internal and external information technology and networking systems, our information technology systems may be subject to security breaches, damages from computer viruses, natural disasters, terrorism, and telecommunication failures. Any system failure or security breach could cause interruptions in our operations in addition to the possibility of losing proprietary information and trade secrets. To the extent that any disruption or security breach results in inappropriate disclosure of our confidential information, we may incur liability or additional costs to remedy the damages caused by these disruptions or security breaches.

Decreased effectiveness of share-based compensation could adversely affect our ability to attract and retain employees.

We have historically used stock options and other forms of stock-based compensation as key components of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention and provide competitive compensation and benefit packages. Since the adoption of the authoritative guidance on share-based payment, we have recorded increased compensation costs associated with our stock-based compensation programs. Difficulties relating to obtaining stockholder approval of equity compensation plans or changes to the plans could make it harder or more expensive for us to grant stock-based compensation to employees in the future. As a result, we may find it difficult to attract, retain and motivate employees, and any such difficulty could materially adversely affect our business.

Failure to comply with environmental regulations could harm our business.

We use hazardous substances in the manufacturing and testing of prototype products and in the development of our technologies in our research and development laboratories. We are subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. Our past, present or future failure to comply with environmental regulations could result in the imposition of substantial fines on us, suspension of production, and alteration of our manufacturing processes or cessation of operations. Compliance with such regulations could require us to acquire expensive remediation equipment or to incur other substantial expenses. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liabilities under certain statutes. The imposition of such liabilities could significantly harm our business, financial position, results of operations or cash flows.

We have business operations located globally in places that are subject to natural disasters.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. Our locations may be subject to earthquakes, hurricanes and other natural disasters. Should a hurricane, earthquake or other catastrophe, such a fire, flood, tsunami, power loss, communication failure or similar event disable our facilities, we do not have readily available alternative facilities from which we could conduct our business.

Some of our offices are located in states or countries where the local governments may be in financial crisis which may interrupt our business operations and adversely impact our results of operations.

We operate our business in many jurisdictions worldwide. Our corporate headquarters are located in the state of California which is facing significant budgetary challenges and large operating deficits. As a result, the state has stopped certain improvement projects and disrupted certain services to its residents, and the new Governor has proposed significant spending cuts and revenue increases to cover the funding shortfall. Our results of operations could be adversely impacted if the state proposes additional taxation or other measures to increase its revenue through tax levies on corporations like us or on its residents, including some of our employees. In addition, we have operations in various countries, including Ireland and Romania, which may be facing financial distress. For example, the government of Ireland has announced an austerity budget and agreed to a borrowing package from the International Monetary Fund and the European Union in an attempt to cut its budget deficit. If the governments of the states or countries where we have business operations cannot provide public services, impose additional tax regulations or levies, or increase their tax examination activities, our business operations may be interrupted and our results of operations may be adversely impacted.

We have made and may continue to make or to pursue acquisitions which could divert management's attention, cause ownership dilution to our stockholders, or be difficult to integrate, which may adversely affect our financial results.

We have made several acquisitions, and it is our current plan to continue to acquire companies, patent portfolios and technologies that we believe are strategic to our future business. Investigating businesses, patent portfolios or technologies and integrating newly acquired businesses, patent portfolios or technologies could put a strain on our resources, could be costly and time consuming, and might not be successful. Such activities divert our management's attention from other business concerns. In addition, we might lose key employees while integrating new organizations. Acquisitions could also result in customer dissatisfaction, performance problems with an acquired company or technology, potentially dilutive issuances of equity securities or the incurrence of debt, the assumption or incurrence of contingent liabilities, impairment charges related to goodwill and possible impairment charges related to other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

Our plans to integrate and expand upon research and development programs and technologies initiated at each of our operating locations, including image sensor packaging, wafer-level optics and camera technology from our operation in Charlotte, North Carolina, image enhancement technology for digital auto-focus and zoom from our operation in Tel Aviv, Israel, MEMS-based Auto-focus and Auto-focus + Shutter solutions from our operation in Arcadia, California, and in-camera image capture for digital photos from our operations in Galway,

Ireland, and system integration from our operation in San Jose, California, may result in products or technologies that are not adopted by the market. The market may adopt competitive solutions to our products or technologies. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenues and cost benefits.

There are numerous risks associated with our acquisitions of businesses, technologies and patents.

We have made a number of acquisitions of businesses, technologies and patents in the recent years. These acquisitions are subject to a number of risks, including but not limited to the following:

- These acquisitions could fail to produce anticipated benefits, or could have other adverse effects that we currently do not foresee. As a result, these acquisitions could result in a reduction of net income per share as compared to the net income per share we would have achieved if these acquisitions had not occurred.
- The purchase price for each acquisition is determined based on significant judgment on factors such as projected value, quality and availability of the business, technology or patent. In addition, if other companies have similar interests in the same business, technology or patent, our ability to negotiate these acquisitions at favorable terms may be limited and the purchase price may be artificially inflated.
- Following completion of these acquisitions, we may uncover additional liabilities, patent validity, infringement or enforcement issues or unforeseen expenses not discovered during our diligence process. Any such additional liabilities, patent validity, infringement or enforcement issues or expenses could result in significant unanticipated costs not originally estimated, such as impairment charges of acquired assets and goodwill, and may harm our financial results. For example, during 2011 we recorded an impairment of goodwill of $49.7 million, mainly due to a significant decline in our market capitalization for an extended period of time.
- The integration of technologies, patent portfolios and personnel, if any, will be a time consuming and expensive process that may disrupt our operations if it is not completed in a timely and efficient manner. If our integration efforts are not successful, our results of operations could be harmed, employee morale could decline, key employees could leave, and customer relations could be damaged. In addition, we may not achieve anticipated synergies or other benefits from any of these acquisitions.
- We have incurred substantial direct transaction costs as a result of these acquisitions and anticipate incurring substantial additional costs to support the integration of these businesses and technologies. The total cost of the integration may exceed our expectations.
- Sales by the acquired businesses may be subject to different accounting treatment than our existing businesses, especially related to the recognition of revenues. This may lead to potential deferral of revenues due to new multiple-element revenue arrangements.
- There is a significant time lag between acquiring a patent portfolio and recognizing revenue from those patent assets. During that time lag, material costs are likely to be incurred in preparing licensing and/or litigation campaigns that would have a negative effect on our results of operations, cash flows and financial position.
- We are required to estimate and record fair values of contingent assets, liabilities, deferred tax assets and liabilities at the time of an acquisition. Even though these estimates are based on management's best effort, the actual results may differ. Under the current accounting guidance, differences between actual results and management's estimate could cause our operating results to fluctuate or could adversely affect our results of operations.

If our amortizable intangible assets (such as acquired patents) or equity investments become impaired, we may be required to record a significant charge to earnings.

In addition to internal development, we intend to broaden our intellectual property portfolio through strategic relationships and acquisitions. We believe this will enhance the competitiveness and size of our current businesses and diversify into markets and technologies that complement our current businesses. These acquisitions could be in the form of asset purchases, equity investments, or business combinations. As a result, we may have intangible assets which are amortized over their estimated useful lives, equity investments, in-process research and development, and goodwill. Under U.S. GAAP, we are required to periodically review our goodwill, amortizable intangible assets, such as patent portfolio, and equity investments for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill, amortizable intangible assets or equity investments may not be recoverable include a decline in future cash flows, fluctuations in market capitalization, slower growth rates in our industry or slower than anticipated adoption of our products by our customers. In 2011, we recorded an impairment of goodwill of $49.7 million due to a significant decline in our market capitalization for an extended period of time. As we continue to review for factors that may affect our business which may not be in our control, we may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our amortizable intangible assets or equity investments is determined, resulting in an adverse impact on our business, financial position or results of operations.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, new SEC regulations and the NASDAQ Stock Market rules, have created uncertainty for companies. These laws, regulations and standards are often subject to varying interpretations. As a result, their application in practice may evolve as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result of our efforts to comply with evolving laws, regulations and standards, we have increased and may continue to increase general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities.

Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change of control transaction and depress the market price of our stock.

Various provisions of our certificate of incorporation and bylaws might have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions eliminate cumulative voting in the election of directors, authorize the board to issue "blank check" preferred stock, prohibit stockholder action by written consent, eliminate the right of stockholders to call special meetings, limit the ability of stockholders to remove directors, and establish advance notice procedures for director nominations by stockholders and the submission of other proposals for consideration at stockholder meetings. We are also subject to provisions of Delaware law which could delay or make more difficult a merger, tender offer or proxy contest involving our company. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless specific conditions are met. Any of these provisions could have the effect of delaying, deferring or preventing a change in control, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our principal corporate administrative, sales, marketing and research and development facilities are located in San Jose, California, and are held under an operating lease. We own a research and development and manufacturing facility in Charlotte, North Carolina. We also have marketing support and research and development facilities in Arcadia, California, China, Israel, Ireland, Romania and Taiwan that are held under operating leases. Our DigitalOptics reporting segment utilizes all these facilities and our Intellectual Property reporting segment utilizes our facilities located in San Jose, California. We believe our existing facilities are suitable and adequate for our current needs.

Item 3. ***Legal Proceedings***

The information in Note 14 —"*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements under the subheading "*Contingencies*" is incorporated by reference.

Item 4. ***Mine Safety Disclosures***

Not applicable.

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is traded publicly on The NASDAQ Global Select Market under the symbol "TSRA." The price range per share is the highest and lowest bid prices, as reported by The NASDAQ Global Select Market, on any trading day during the respective quarter.

	High	Low
Fiscal Year Ended December 31, 2011		
First Quarter (ended March 31, 2011)	$23.18	$15.84
Second Quarter (ended June 30, 2011)	$20.77	$15.55
Third Quarter (ended September 30, 2011)	$17.72	$11.83
Fourth Quarter (ended December 31, 2011)	$18.41	$11.13

	High	Low
Fiscal Year Ended December 31, 2010		
First Quarter (ended March 31, 2010)	$24.29	$16.27
Second Quarter (ended June 30, 2010)	$23.14	$16.00
Third Quarter (ended September 30, 2010)	$18.88	$14.96
Fourth Quarter (ended December 31, 2010)	$22.50	$17.92

As of January 31, 2012 there were outstanding 51,768,249 shares of common stock held by 34 stockholders of record. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

On August 24, 2007, we announced a plan authorized by our Board of Directors to purchase up to $100 million of our common stock in the open market or through private transactions. No purchases were made during the years ended December 31, 2011 or 2010 under this plan. No expiration date has been specified for this plan. For the years ended December 31, 2008 and 2007, we repurchased a total of 630,000 shares and 15,000 shares, respectively, or, a total of 645,000 shares of common stock at an average price of $16.26 per share for a total cost of $10.5 million under the terms of the repurchase program. As of December 31, 2011, the total amount available for repurchase was $89.5 million. We may continue to execute authorized repurchases from time to time under the plan.

PERFORMANCE GRAPH

The following graphic representation shows a comparison of total stockholder return for holders of our common stock, the NASDAQ Composite Index and the Philadelphia Stock Exchange Semiconductor Index from December 31, 2006 through December 31, 2011. The graph and table assume that $100 was invested on December 31, 2006 in each of our common stock, the NASDAQ Composite Index and the Philadelphia Stock Exchange Semiconductor Index, and that all dividends were reinvested. This graphic comparison is presented pursuant to the rules of the SEC.



$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
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12/06
12/07
12/08
12/09
12/10
12/11
Tessera Technologies, Inc.
NASDAQ Composite
PHLX Semiconductor

	12/06	12/07	12/08	12/09	12/10	12/11
Tessera Technologies, Inc.	$100.00	$103.13	$29.45	$57.68	$ 54.91	$ 41.52
NASDAQ Composite	$100.00	$110.65	$66.42	$96.54	$114.06	$113.16
PHLX Semiconductor	$100.00	$ 87.99	$46.47	$80.16	$ 92.93	$ 83.31

This section is not "soliciting material," is not deemed "filed" with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 ("Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. *Selected Financial Data*

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report.

	Years Ended December 31,				
	2011	2010	2009	2008	2007
	(in thousands, except per share data)				
Consolidated statements of operations data					
Revenues:					
Royalty and license fees	$237,201	$279,623	$286,207	$220,252	$161,045
Past production payments (1)	—	—	—	170	—
Product and service revenues	17,375	21,770	13,233	27,869	34,643
Total revenues	254,576	301,393	299,440	248,291	195,688
Operating expenses:					
Cost of revenues	23,493	21,777	16,971	16,746	17,708
Research, development and other related costs	75,976	74,098	65,888	61,599	37,526
Selling, general and administrative	83,378	79,300	72,808	69,539	51,988
Litigation expenses	29,354	21,892	26,131	84,308	22,326
Impairment of long-lived asset	(569)	3,505	—	—	—
Restructuring and other charges	5,249	—	—	—	—
Impairment of goodwill	49,653	—	—	—	—
Total operating expenses	266,534	200,572	181,798	232,192	129,548
Operating income (loss)	(11,958)	100,821	117,642	16,099	66,140
Interest and other income, net	2,643	2,604	5,519	3,087	11,941
Income (loss) before taxes	(9,315)	103,425	123,161	19,186	78,081
Provision for income taxes	9,985	46,079	53,365	14,544	32,943
Net income (loss)	$ (19,300)	$ 57,346	$ 69,796	$ 4,642	$ 45,138
Net income (loss) per common share-basic (2)	$ (0.38)	$ 1.15	$ 1.43	$ 0.10	$ 0.95
Net income (loss) per common share-diluted (2)	$ (0.38)	$ 1.14	$ 1.42	$ 0.10	$ 0.93
Weighted average number of shares used in per share calculation-basic (2)	51,082	50,070	48,826	47,963	47,566
Weighted average number of shares used in per share calculation-diluted (2)	51,082	50,450	49,265	48,358	48,637

	December 31,				
	2011	2010	2009	2008	2007
	(in thousands)				
Consolidated balance sheets data:					
Cash, cash equivalents and short-term investments	$492,445	$475,005	$387,958	$276,500	$289,724
Working capital	481,427	468,912	379,559	261,301	295,475
Total assets	716,526	711,854	616,318	501,589	444,436
Long-term liabilities	5,017	10,503	11,431	12,599	7,747
Total stockholders' equity	670,679	664,583	572,185	446,904	418,324

(1) Past production payments consist of royalty payments for the use of our technology or intellectual property in the past by new licensees that make such payments as part of a settlement of a patent infringement dispute.

(2) See Note 8 of the Notes to Consolidated Financial Statements for an explanation of the methods used to determine the number of shares used to compute per share amounts.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion (presented in thousands, except for percentages) should be read in conjunction with our consolidated financial statements and notes thereto.

Business Overview

Tessera Technologies, Inc. is a holding company with operating subsidiaries in two segments: Intellectual Property (formerly Micro-electronics) and DigitalOptics (formerly Imaging and Optics).

Our Intellectual Property business, comprised of engineering, licensing, account administration and litigation teams, generates revenue from patented innovations through license agreements with semiconductor companies and outsourced semiconductor assembly and test companies.

Our DigitalOptics business delivers innovation in imaging and optics with products and capabilities that enable expanded functionality in increasingly smaller devices. DigitalOptics' miniaturized camera module solutions provide cost-effective, high-quality camera features, including MEMS-based auto-focus, extended depth of field, zoom, image enhancement and optical image stabilization. These technologies can be applied to mobile phones and other consumer electronic products.

Results of Operations

Acquisitions

We have grown our business partly through acquisitions. On May 5, 2010, we completed the acquisition of Siimpel Corporation ("Siimpel"), a developer and manufacturer of MEMS-based camera solutions for mobile imaging applications for $15.0 million. Siimpel's MEMS Auto-focus and MEMS Auto-focus + Shutter solutions complement our image enhancement solutions and enable us to offer a wider range of high-value IP-based imaging and optics solutions. In 2011 and 2010, we incurred $12.0 million and $6.5 million, respectively, of operating expenses for Siimpel. The impact of the acquisition on our financial results has been included in the following discussion.

Revenues

Our revenues are generated from royalty and license fees, past production payments, and product and service revenues. Royalty and license fees include revenues from license fees and royalty payments generated from licensing the right to use our technologies or intellectual property. Licensees generally report shipment information 30 to 60 days after the end of the quarter in which such activity takes place. Since there is no reliable basis on which we can estimate our royalty revenues prior to obtaining these reports from the licensees, we recognize royalty revenues on a one quarter lag. The timing of revenue recognition and the amount of revenue actually recognized for each type of revenues depends upon a variety of factors, including the specific terms of each arrangement, our ability to derive fair value of the element and the nature of our deliverables and obligations. In addition, our royalty revenues will fluctuate based on a number of factors such as: (a) the timing of receipt of royalty reports; (b) the rate of adoption and incorporation of our technology by licensees; (c) the demand for products incorporating semiconductors that use our licensed technology; (d) the cyclicality of supply and demand for products using our licensed technology; and (e) the impact of economic downturns.

In 2005, we provided two major DRAM manufacturers with volume based pricing adjustments. The effect of the volume pricing adjustments has caused our aggregate annual DRAM royalty revenues to grow less rapidly than annual growth in overall unit shipments in the DRAM segment. An additional effect has been quarter-to-quarter fluctuations in growth in our revenues from the DRAM segment, depending on the relative DRAM market share enjoyed by these two DRAM manufacturers in a given calendar quarter and their royalty payments within a calendar year.

We are in litigation with PTI, a material customer. See under the subheading "*Contingencies*" in Note 14—"*Commitments and Contingencies*" of the Notes to the Consolidated Financial Statements. Any election by PTI to cease payments would have a substantial adverse impact on our royalty revenue in the near term.

In the past, we have engaged in litigation and arbitration proceedings to directly or indirectly enforce our intellectual property rights and the terms of our license agreements, including proceedings to ensure proper and full payment of royalties by our current licensees and by third parties whose products incorporate our intellectual property rights. We believe that similar future proceedings may result in fluctuations in our revenue and expenses.

The following table presents our historical operating results for the periods indicated as a percentage of revenues:

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Royalty and license fees	93%	93%	96%
Product and service revenues	7	7	4
Total Revenues	100	100	100
Operating expenses:			
Cost of revenues	9	7	6
Research and development and other related costs	30	25	22
Selling, general and administrative	33	26	24
Litigation expense	12	7	9
Impairment of long-lived assets	(1)	1	—
Restructuring and other charges	2	—	—
Impairment of goodwill	20	—	—
Total operating expenses	105	66	61
Operating income (loss)	(5)	34	39
Other income and expense, net	1	1	2
Income (loss) before taxes	(4)	35	41
Provision for income taxes	4	16	18
Net income (loss)	(8)%	19%	23%

Fiscal Year 2011 and 2010

The following table sets forth our revenues by type (in thousands, except for percentages):

	Years Ended December 31,					
	2011		2010		(Decrease)	Change
Royalty and license fees	$237,201	93%	$279,623	93%	$(42,422)	(15)%
Product and service revenues	17,375	7	21,770	7	(4,395)	(20)
Total revenues	$254,576	100%	$301,393	100%	$(46,817)	(16)%

Revenues. In January 2011, we announced that five licensees or former licensees were in breach of contract or did not renew their license agreements. The impact was a decrease in revenue of approximately $35.4 million for the year ended December 31, 2011 as compared to the same period in 2010. Revenues for the year ended December 31, 2011 were $254.6 million, compared to $301.4 million for the year ended December 31, 2010, a decrease of $46.8 million, or 16%. The overall decrease in revenues in the year ended December 31, 2011 as compared to the same period in 2010 was primarily due to the impact of the aforementioned $35.4 million, a non-recurring $15.0 million payment for past royalties litigation settlement with United Test Assembly Center Ltd. ("UTAC") recorded in the year ended December 31, 2010, and lower lithography sales in our Micro-optics products of $4.7 million, offset by higher royalty revenues from optical image enhancement and embedded image enhancement technologies of $7.8 million.

Cost of Revenues. Cost of revenues primarily consists of direct compensation, materials, amortization of intangible assets related to acquired technologies, fees related to the renewal of our license agreements, supplies and depreciation expense. Amortization of certain acquired intangible assets and depreciation expense of property and equipment are generally classified as a component of cost of revenues from research, development and other related costs when an in-process development project reaches commercialization. Excluding amortization of acquired intangible assets and fees related to the renewal of our license agreements, cost of revenues relates primarily to product and service revenues. For each associated period, cost of revenues as a percentage of total revenues varies based on the rate of adoption of our technologies, the product and service revenues component of total revenues, the mix of product sales to semiconductor, optics and communications industries and the timing of property and equipment being placed in service.

Cost of revenues for the year ended December 31, 2011 was $23.5 million, as compared to $21.8 million for the year ended December 31, 2010, an increase of $1.7 million, or 8%. The increase was primarily attributable to the increase in personnel related expenses and fees related to the renewal of our license agreements, offset by a decrease in materials and stock-based compensation expense.

Research, Development and Other Related Costs. Research, development and other related costs consist primarily of compensation and related costs for personnel, as well as costs related to patent prosecution, applications and examinations, amortization of intangible assets, materials, supplies and equipment depreciation. Research and development is conducted primarily in-house and targets development of chip-scale, circuitry design, 3D architecture, high-density substrate, thermal management technology, image enhancement technology, including MEMS-based products, and micro-optic lens solutions such as diffractive and refractive optical elements to integrated micro-optical subassemblies. All research, development and other related costs are expensed as incurred.

Research, development and other related costs for the year ended December 31, 2011 were $76.0 million, as compared to $74.1 million for the year ended December 31, 2010, an increase of $1.9 million, or 3%. The increase was primarily due to $5.2 million of increased expenses incurred by Siimpel, acquired in May 2010, and an increase in patent prosecution, application and examination expenses of $3.0 million, outside service costs of $0.9 million, and amortization of intangible assets of $0.8 million, offset by decreases in stock-based compensation expense of $2.7 million, personnel related expenses of $2.0 million, depreciation expense of $1.6 million and material costs of $1.4 million.

We believe that a significant level of research and development expenses will be required for us to remain competitive in the future.

Selling, General and Administrative. Selling expenses consist primarily of compensation and related costs for sales and marketing personnel, marketing programs, public relations, promotional materials, travel, trade show expenses, and stock-based compensation expense. General and administrative expenses consist primarily of compensation and related costs for general management, information technology, finance and accounting personnel, legal expenses, facilities costs, stock-based compensation expense, and professional services. Our general and administrative expenses, other than facilities related expenses, are not allocated to other expense line items.

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2011 were $83.4 million, as compared to $79.3 million for the year ended December 31, 2010, an increase of $4.1 million, or 5%. The increase was primarily attributable to the inclusion of $0.3 million of increased expenses in 2011 incurred by Siimpel, acquired in May 2010, and increases in amortization of intangible assets of $1.7 million, personnel related expenses of $1.3 million, office equipment and software of $0.5 million and stock-based compensation expense of $0.4 million.

Litigation Expense. Litigation expense for the year ended December 31, 2011 was $29.4 million, as compared to $21.9 million for the year ended December 31, 2010, an increase of $7.5 million, or 34%. The increase was primarily attributable to an increase in activities in our arbitration with Amkor Technology, Inc. Refer to Note 14—"*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements for additional details.

We expect that litigation expense will continue to be a material portion of our operating expenses in future periods, and may fluctuate significantly in some periods, because of our ongoing litigation, as described Note 14—"*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements, and because of litigation initiated from time to time in the future in order to enforce and protect our intellectual property and contract rights.

Upon expiration of the current terms of our DRAM customers' licenses, if those licenses are not renewed, litigation may become a necessary element of a campaign to secure payment of reasonable royalties for the use of our patented technology. Were we to initiate such litigation, our future litigation expenses would increase.

Impairment of long-lived assets. In 2010, in connection with the cessation of development activity of wafer-level optics technology, we concluded that certain equipment would be disposed of by sale. As a result, we recognized an impairment charge of $3.5 million, which represents the excess of the net carrying value of the equipment over the fair value less cost to sell. These assets were classified as assets-held-for-sale as of December 31, 2010. As of December 31, 2011, certain assets were reclassified as held-for-use and the remaining assets were disposed of, resulting in a gain of $0.6 million.

Restructuring and Other Charges. In January 2011, we announced a reorganization of our DigitalOptics (formerly Imaging and Optics) segment to focus on key growth opportunities including EDoF, Zoom and MEMS-based auto-focus, and a reduction up to 15% of our worldwide employee base. In August 2011, we announced a commitment to undertake a workforce reduction at our Yokohama, Japan development facility and to close that facility in order to optimize our operations. Restructuring and other charges primarily consisted of severance, costs related to the continuation of employee benefits, expenses related to the closure of facilities, and other costs related to the closure of the leased facility in Japan that are not expected to be recurring. Restructuring and other charges were $5.2 million for the year ended December 31, 2011. No restructuring charges were incurred for the year ended December 31, 2010.

Impairment of Goodwill. In 2011, we recorded an impairment charge of goodwill of $49.7 million due primarily to the low market price of our common stock, which resulted in our market capitalization being significantly lower than the book value of equity for an extended period of time. There was no impairment of goodwill for the year ended December 31, 2010. Refer to Note 7—"*Goodwill and Identified Intangible Assets*" of the Notes to Consolidated Financial Statements for additional details.

Stock-based Compensation Expense. The following table sets forth our stock-based compensation expense for the periods indicated (in thousands):

	Years Ended December 31,	
	2011	2010
Cost of revenues	$ 458	$ 579
Research, development and other related costs	8,233	10,937
Selling, general and administrative	16,879	16,479
Total stock-based compensation expense	$25,570	$27,995

Stock-based compensation awards included employee stock options, restricted stock awards and units, and employee stock purchases. For the year ended December 31, 2011, stock-based compensation expense was $25.6 million, of which $16.5 million related to employee stock options, $7.0 million related to restricted stock awards and units and $2.1 million related to employee stock purchases. For the year ended December 31, 2010, stock-based compensation expense was $28.0 million, of which $14.6 million related to employee stock options, $11.0 million related to restricted stock awards and units and $2.4 million related to employee stock purchases. As of December 31, 2011, the amount of unrecognized stock-based compensation expense after estimated forfeitures related to unvested stock options was $21.3 million to be recognized over an estimated weighted average amortization period of 2.7 years and $13.9 million related to restricted stock awards and units, including performance-based awards and units, to be recognized over an estimated weighted average amortization period of 2.7 years.

Future stock-based compensation expense and unrecognized stock-based compensation expense will fluctuate due to changes in our assumptions used to determine the fair value, fluctuations in our stock price and additional stock awards being granted.

Other Income and Expense, Net. Other income and expense, net, was $2.6 million for the year ended December 31, 2011 and 2010. The flat result from the earlier period was primarily attributable to a slight decrease in interest income on a higher average balance of cash equivalents and investments as compared to the same period in 2010.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 2011 was $10.0 million and was comprised of domestic income tax, foreign income and withholding taxes as offset by a tax benefit of the impairment of tax-deductible goodwill. The provision for income taxes for the year ended December 31, 2010 was $46.1 million and was comprised of domestic income tax and foreign income and withholding taxes. The decreases in the income tax provision for the year ended December 31, 2011 as compared to the prior year period were largely attributable to the reduction in U.S. profits before tax, the benefit of the impairment of tax-deductible goodwill, a decrease in state taxes as a result in a change in tax law, and a reduction in losses in jurisdictions for which no benefit can be realized.

Fiscal Year 2010 and 2009

The following table sets forth our revenues by type (in thousands, except for percentages):

	Years Ended December 31,				Increase/	
	2010		2009		(Decrease)	Change
Royalty and license fees	$279,623	93%	$286,207	96%	$(6,584)	(2)%
Product and service revenues	21,770	7	13,233	4	8,537	65
Total revenues	$301,393	100%	$299,440	100%	$ 1,953	1%

Revenues. Revenues for the year ended December 31, 2010 were $301.4 million, compared to $299.4 million for the year ended December 31, 2009, an increase of $2.0 million, or 1%. Included in 2009 total revenues was $60.6 million awarded by an arbitration panel for Amkor's material breach of its license agreement with Tessera, Inc. Excluding this award, revenues for the year ended December 31, 2010 were up $62.6 million, or 26%, as compared to the year ended December 31, 2009. The increase was due to royalties reported by our Intellectual Property segment, a $15.0 million payment for past royalties under the UTAC litigation settlement, and increased demand for our Micro-optics products in the photolithography industry.

Cost of Revenues. Cost of revenues for the year ended December 31, 2010 was $21.8 million, as compared to $17.0 million for the year ended December 31, 2009, an increase of $4.8 million, or 28%. The increase was primarily attributable to the increase in production expenses related to increased Micro-optics sales, such as personnel related expenses and material costs.

Research, Development and Other Related Costs. Research, development and other related costs for the year ended December 31, 2010 were $74.1 million, as compared to $65.9 million for the year ended December 31, 2009, an increase of $8.2 million, or 12%. The increase was primarily due to $5.5 million of expenses incurred by Siimpel, acquired in May 2010, and increases in personnel related expenses of $3.7 million. Research and Development headcount increased from 274 at December 31, 2009 to 346 at December 31, 2010.

Selling, General and Administrative. Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2010 were $79.3 million, as compared to $72.8 million for the year ended December 31, 2009, an increase of $6.5 million, or 9%. The increase was primarily attributable to an increase in the inclusion of $1.0 million of expenses incurred by Siimpel, acquired in May 2010, amortization of acquired intangible assets of $2.4 million, personnel related expenses of $2.2 million, and materials and supplies of $1.5 million, offset by lower marketing expense of $0.8 million.

Litigation Expense. Litigation expense for the year ended December 31, 2010 was $21.9 million, as compared to $26.1 million for the year ended December 31, 2009, a decrease of $4.2 million, or 16%. The decrease was primarily attributable to a decrease in case activities in our legal proceedings related to the International Trade Commission and the UTAC litigation, as a settlement was reached with UTAC in early 2010, offset by antitrust proceedings against Hynix and arbitration with Amkor. Refer to Part I, Item 3—*Legal Proceedings* for additional details.

Impairment of long-lived assets. In 2010, in connection with the cessation of development activity of wafer-level optics technology, we concluded that certain equipment would be disposed of by sale. As a result, we recognized an impairment charge of $3.5 million, which represents the excess of the net carrying value of the equipment over the fair value less cost to sell. These assets were classified as assets-held-for-sale as of December 31, 2010.

Stock-based Compensation Expense. The following table sets forth our stock-based compensation expense for the periods indicated (in thousands):

	Years Ended December 31,	
	2010	2009
Cost of revenues	$ 579	$ 666
Research, development and other related costs	10,937	10,989
Selling, general and administrative	16,479	16,268
Total stock-based compensation expense	$27,995	$27,923

Stock-based compensation awards included employee stock options, restricted stock awards and units, and employee stock purchases. For the year ended December 31, 2010, stock-based compensation expense was $28.0 million, of which $14.6 million related to employee stock options, $11.0 million related to restricted stock awards and units and $2.4 million related to employee stock purchases. For the year ended December 31, 2009, stock-based compensation expense was $27.9 million, of which $16.3 million related to employee stock options, $9.7 million related to restricted stock awards and units and $1.9 million related to employee stock purchases. As of December 31, 2010, the amount of unrecognized stock-based compensation expense after estimated forfeitures related to unvested stock options was $24.9 million to be recognized over an estimated weighted average amortization period of 2.3 years and $21.2 million related to restricted stock awards and units, including performance-based awards and units, to be recognized over an estimated weighted average amortization period of 3.0 years.

Other Income and Expense, Net. Other income and expense, net, for the year ended December 31, 2010 was $2.6 million, as compared to $5.5 million for the year ended December 31, 2009. The decrease is attributable to a non-recurring $3.5 million interest payment from Amkor, received in February 2009 as part of the $64.1 million awarded by an arbitration panel for Amkor's breach of its license agreement, offset by a $1.8 million other-than-temporary write-down of our asset-backed securities in the same period in 2009 and a decrease in interest income on our investments as a result of lower prevailing interest rates as compared to the same period in 2009.

Provision for Income Taxes. Income tax provision for the year ended December 31, 2010 was $46.1 million and was comprised of domestic income tax and foreign income and withholding tax. For the year ended December 31, 2009, the income tax provision was $53.4 million and was comprised of domestic income tax and foreign income and withholding tax. The decrease in the income tax provision from the year ended December 31, 2009 is primarily attributable to the decrease in domestic pre-tax income for the period, offset by an increase in our state taxes attributable to the change in the value of our net deferred tax assets as a result of California state tax law changes.

Segment Operating Results

We have two reportable segments: Intellectual Property and DigitalOptics. In addition to these reportable segments, the Corporate Overhead division includes certain operating amounts that are not allocated to the reportable segments because these operating amounts are not considered in evaluating the operating performance of our business segments.

In 2011, we appointed a new President and Chief Executive Officer, who is also our Chief Operating Decision Maker ("CODM"). In the same period, we appointed a new President of DigitalOptics Corporation and a new President of Tessera Intellectual Property Corp. At the end of 2011, we reorganized our reporting units to align with the vision of our CODM, such as the inclusion of development and product commercialization efforts related to our silent air cooling technology in the DigitalOptics segment instead of the Intellectual Property segment. Prior year amounts have been reclassified to conform to current year presentation.

Our Intellectual Property segment is managed by Tessera Intellectual Property Corp., including managing the patent and license portfolios of our subsidiaries, Tessera, Inc. and Invensas Corporation ("Invensas"). Our Intellectual Property business, comprised of engineering, licensing, account administration and litigation teams, generates revenue from patented innovations through license agreements with semiconductor companies and outsourced semiconductor assembly and test companies. Tessera, Inc. pioneered chip-scale packaging solutions for the semiconductor industry. We are currently developing three-dimensional packaging solutions to address new opportunities in our semiconductor packaging. To support relicensing of key customers, Invensas creates custom portfolios of patents purchased from third parties.

DigitalOptics Corporation and its subsidiaries ("DOC") operate our DigitalOptics business. DOC delivers innovation in imaging and optics with products and capabilities that enable expanded functionality in increasingly smaller devices. DOC's miniaturized camera module solutions provide cost-effective, high-quality camera features, including MEMS-based auto-focus, extended depth of field, zoom, image enhancement and optical image stabilization. These technologies can be applied to mobile phones and other consumer electronic products. This segment also offers customized micro-optic lenses from diffractive and refractive optical elements to integrated micro-optical subassemblies and will be offering silent air cooling products.

Our reportable segments were determined based upon the manner in which our management views and evaluates our operations. Segment information below and in Note 15—*"Segment and Geographic Information"* of the Notes to Consolidated Financial Statements is presented in accordance with the authoritative guidance on segment reporting.

The following table sets forth our segments' revenues, operating expenses and operating income (loss) (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Intellectual Property Segment:			
Royalty and license fees	$213,412	$264,030	$269,675
Product and service revenues	—	—	48
Total Intellectual Property revenues	213,412	264,030	269,723
DigitalOptics Segment:			
Royalty and license fees	23,789	15,593	16,532
Product and service revenues	17,375	21,770	13,185
Total DigitalOptics revenues	41,164	37,363	29,717
Total revenues	254,576	301,393	299,440
Operating expenses:			
Intellectual Property Segment	81,493	57,301	60,607
DigitalOptics Segment	138,073	97,467	78,762
Corporate Overhead	46,968	45,804	42,429
Total operating expenses	266,534	200,572	181,798
Operating income (loss):			
Intellectual Property Segment	131,919	206,729	209,116
DigitalOptics Segment	(96,909)	(60,104)	(49,045)
Corporate Overhead	(46,968)	(45,804)	(42,429)
Total operating income (loss)	$ (11,958)	$100,821	$117,642

The revenues and operating income (loss) amounts in this section have been presented on a basis consistent with GAAP applied at the segment level. Corporate Overhead expenses which have been excluded are primarily administration, human resources, legal, finance, information technology, corporate development, procurement activities, and insurance expenses. For the year ended December 31, 2011, corporate overhead expenses were $47.0 million compared to $45.8 million for the year ended December 31, 2010. The increase of $1.2 million from the year ended December 31, 2010 was mainly attributable to increases in personnel related expenses of $0.9 million and in outside services of $1.8 million, offset by decreased litigation expense of $1.5 million.

For the year ended December 31, 2010, corporate overhead expenses were $45.8 million compared to $42.4 million for the year ended December 31, 2009. The increase of $3.4 million from the year ended December 31, 2009 was mainly attributable to an increase of $1.0 million in litigation and legal expense, $0.8 million in stock-based compensation expense, $0.7 million in personnel related expenses and $0.5 million in depreciation expense.

Intellectual Property Segment

Fiscal Year 2011 and 2010

	Years Ended December 31,	
	2011	2010
	(in thousands)	
Revenues:		
Intellectual Property segment		
Royalty and license fees	$213,412	$264,030
Product and service revenues	—	—
Total Intellectual Property revenues	213,412	264,030
Operating expenses:		
Cost of revenues	2,597	410
Research, development and other related costs	28,752	23,958
Selling, general and administrative	17,725	12,623
Litigation expense	29,306	20,310
Restructuring and other charges	3,113	—
Total operating expenses	81,493	57,301
Total operating income	$131,919	$206,729

In January 2011, we announced that five licensees or former licensees were in breach of contract or did not renew their license agreements. The impact was a decrease in revenue of approximately $35.4 million for the year ended December 31, 2011 as compared to the same period in 2010. Intellectual Property revenues for the year ended December 31, 2011 were $213.4 million as compared to $264.0 million for the year ended December 31, 2010, which represented a decrease of $50.6 million, or 19%. The overall decrease in revenues in the year ended December 31, 2011 as compared to the same period in 2010 was primarily due to the impact of the aforementioned $35.4 million, and a non-recurring $15.0 million litigation settlement with UTAC recorded in the year ended December 31, 2010.

Intellectual Property revenues consist primarily of royalties received from our licensees through license agreements with semiconductor companies and outsourced semiconductor assembly and test companies. In 2005, we provided two major DRAM manufacturers with volume pricing adjustments. The effect of the volume pricing adjustments caused our aggregate annual DRAM royalty revenues to grow less rapidly than annual growth in overall unit shipments in the DRAM end markets. These volume pricing adjustments caused quarter-to-quarter and year-to-year fluctuations in the growth in our revenues from the DRAM end markets. We have no other contracts that provide volume-based pricing adjustments.

In 2011, we announced workforce reductions and a closure of our Yokohama, Japan development facility pursuant to our ongoing efforts to optimize our operations. Restructuring and other charges primarily consisted of severance, costs related to the continuation of employee benefits and expenses related to the facility closure that are not expected to be recurring.

Operating expenses for the year ended December 31, 2011 were $81.5 million and consisted primarily of R&D of $28.8 million, SG&A of $17.7 million and $29.3 million in litigation expense. The increase of $24.2 million as compared to $57.3 million for the year ended December 31, 2010 was primarily attributable to increases in litigation expense of $9.0 million, restructuring and other charges related to the closure of the Yokohama, Japan development facility of $2.9 million, amortization of intangible asset expense of $2.9 million, personnel related expenses of $2.6 million, patent maintenance expenses of $2.6 million, outside services, including fees related to the renewal of our license agreements, of $2.5 million, stock-based compensation expense of $0.9 million and equipment and materials of $0.4 million.

We expect that litigation expense will continue to be a material portion of the Intellectual Property segment's operating expenses in future periods, and may fluctuate significantly in some periods, because of our ongoing legal actions, as described in Note 14—*"Commitments and Contingencies"* of the Notes to Consolidated Financial Statements, and because we will become involved in other litigation from time to time in the future in order to enforce and protect our intellectual property and contract rights.

Operating income for the years ended December 31, 2011 and 2010 was $131.9 million and $206.7 million, respectively, which represented a decrease of $74.8 million, or 36%, for the reasons stated above.

Fiscal Year 2010 and 2009

	Years Ended December 31,	
	2010	**2009**
	(in thousands)	
Revenues:		
Intellectual Property		
Royalty and license fees	$264,030	$269,675
Product and service revenues	—	48
Total Intellectual Property revenues	264,030	269,723
Operating expenses:		
Cost of revenues	410	403
Research, development and other related costs	23,958	25,149
Selling, general and administrative	12,623	8,924
Litigation expense	20,310	26,131
Total operating expenses	57,301	60,607
Total operating income	$206,729	$209,116

Intellectual Property revenues for the year ended December 31, 2010 were $264.0 million as compared to $269.7 million for the year ended December 31, 2009, which represented a decrease of $5.7 million, or 2%. Included in 2009 total revenues was $60.6 million awarded by an arbitration panel for Amkor's material breach of its license agreement with Tessera, Inc. Excluding this award, revenues for the year ended December 31, 2010 were up $54.9 million, or 26%, as compared to the year ended December 31, 2009. The increase was due to stronger royalties reported from our licensees and a $15.0 million payment under the UTAC litigation settlement.

Operating expenses for the year ended December 31, 2010 were $57.3 million and consisted primarily of R&D of $24.0 million, SG&A of $12.6 million and $20.3 million in litigation expense. The decrease of $3.3 million as compared to $60.6 million for the year ended December 31, 2009 was primarily attributable to a decrease in litigation expense of $5.8 million, stock-based compensation expense of $1.1 million and outside services of $1.1 million, offset by increases in amortization expense of $2.4 million, personnel related expenses of $1.4 million and legal expenses of $0.9 million.

Operating income for the years ended December 31, 2010 and 2009 was $206.7 million and $209.1 million, respectively, which represented a decrease of $2.4 million, or 1%, for the reasons stated above.

DigitalOptics Segment

Fiscal Year 2011 and 2010

	Years Ended December 31, 2011	2010
	(in thousands)	
Revenues:		
DigitalOptics segment		
Royalty and license fees	$ 23,789	$ 15,593
Product and service revenues	17,375	21,770
Total DigitalOptics revenues	41,164	37,363
Operating expenses:		
Cost of revenues	20,896	21,367
Research, development and other related costs	47,224	50,140
Selling, general and administrative	18,985	22,455
Impairment of long-lived assets	(569)	3,505
Restructuring and other charges	1,884	—
Impairment of goodwill	49,653	—
Total operating expenses	138,073	97,467
Total operating loss	$ (96,909)	$(60,104)

DigitalOptics revenues for the year ended December 31, 2011 were $41.2 million as compared to $37.4 million for the year ended December 31, 2010, an increase of $3.8 million, or 10%. The increase in DigitalOptics revenues was primarily attributable to higher royalty revenues from optical image enhancement and embedded image enhancement technologies of $7.8 million, offset by lower sales in our Micro-optics products of $4.7 million.

In January 2011, we announced a reorganization of our DigitalOptics segment to focus on key growth opportunities including EDoF, Zoom and MEMS-based auto-focus. We also announced a reduction of DigitalOptics employees up to 15% of our worldwide employee base. Restructuring and other charges primarily consisted of severance and costs related to the continuation of employee benefits that are not expected to be recurring.

We recorded an impairment charge of goodwill of $49.7 million for the year ended December 31, 2011, due primarily to the low market price of our common stock, which resulted in our market capitalization being significantly lower than the book value of equity for an extended period of time. Accordingly, the carrying value of goodwill was zero at December 31, 2011. For the years ended December 31, 2010 and 2009, no impairment of goodwill was recorded.

Operating expenses for the year ended December 31, 2011 were $138.1 million and consisted of cost of revenues of $20.9 million, research, development and other related costs of $47.2 million, SG&A expenses of $19.0 million, restructuring and other charges of $1.3 million and impairment of goodwill of $49.7 million. Excluding impairment of goodwill, the decrease of $9.1 million, or 9%, in total operating expenses as compared to $97.5 million for the year ended December 31, 2010 consisted primarily of decreases in stock-based compensation expense of $3.5 million, personnel related expenses of $3.3 million, material costs of $1.9 million, depreciation and facility related expenses of $1.7 million, legal and consulting services of $1.1 million, as well as an impairment of long-lived assets of $3.5 million in 2010, offset by $5.5 million of increased expenses incurred by Siimpel, acquired in May 2010, and restructuring and other charges of $1.9 million.

Operating loss for the years ended December 31, 2011 and 2010 was $96.9 million and $60.1 million, respectively, which represented an increased loss of $36.8 million, or 61%, for the reasons stated above.

We have incurred significant operating losses from the DigitalOptics segment. If the anticipated future results of the DigitalOptics segment do not materialize as expected, then the related intangible assets could be subject to an impairment charge in the future. See Note 3—*"Summary of Significant Accounting Policies"* of the Notes to Consolidated Financial Statements for additional information.

Fiscal Year 2010 and 2009

	Years Ended December 31,	
	2010	**2009**
	(in thousands)	
Revenues:		
DigitalOptics segment		
Royalty and license fees	$ 15,593	$ 16,532
Product and service revenues	21,770	13,185
Total DigitalOptics revenues	37,363	29,717
Operating expenses:		
Cost of revenues	21,367	16,568
Research, development and other related costs	50,140	40,739
Selling, general and administrative	22,455	21,455
Impairment of long-lived assets	3,505	—
Total operating expenses	97,467	78,762
Total operating loss	$(60,104)	$(49,045)

DigitalOptics revenues for the year ended December 31, 2010 were $37.4 million as compared to $29.7 million for the year ended December 31, 2009, an increase of $7.7 million, or 26%. The increases in DigitalOptics revenues were primarily attributable to increased demand for our Micro-optics products in the photolithography industry and increased royalties for our image enhancement technologies, offset by a decrease in licensing fees.

Operating expenses for the year ended December 31, 2010 were $97.5 million. The increase of $18.7 million in total operating expenses from the year ended December 31, 2009 of $78.8 million was primarily due to $6.5 million of expenses incurred by Siimpel, acquired in May 2010, an impairment charge of long-lived assets of $3.5 million as a result of the cessation of development activity of our wafer-level optics technology, and increases in personnel related expenses of $5.1 million, materials and supplies of $1.7 million, legal and outside services of $1.0 million and stock-based compensation expense of $0.4 million.

Operating loss for the years ended December 31, 2010 and 2009 was $60.1 million and $49.0 million, respectively, which represented an increased loss of $11.1 million, or 23%, for the reasons stated above.

Net Operating Losses and Tax Credit Carryforwards

As of December 31, 2011, we had federal net operating loss carryforwards of approximately $7.6 million and state net operating loss carryforwards of approximately $129.1 million. All of the federal and state net operating loss carryforwards are carried over from the acquired entities, Digital Optics Corporation in 2006 and Siimpel Corporation in 2010. These operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2014, and will continue to expire through 2026. In addition, we have research tax credit carryforwards of approximately $0.6 million for federal purposes, which will start to expire in 2013, and will continue to expire through 2024. We also have research tax credit carryforwards of approximately $0.5 million for state purposes and $0.7 million for foreign purposes, which do not expire. Under the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), substantial changes in the ownership of the Company may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income.

Tax Benefits from Stock Options

The benefits of tax deductions resulting from the exercise and disqualifying dispositions of stock options and vesting of restricted stock reduced our income taxes payable for federal and state purposes. The tax benefits for the excess of these tax deductions over the related stock-based compensation expense recorded will be a credit to additional paid-in capital. Conversely, cancellations of stock options and restricted stocks will result in a reversal of related deferred tax assets and a debit to additional paid-in capital. The net tax benefits (deficits) from our employee stock option plans totaled ($7.7) million, $0.3 million and $7.5 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Liquidity and Capital Resources

The following table presents cash, cash equivalents, short-term and long-term investments (in thousands, except for percentages):

	December 31,		
	2011	2010	2009
Cash and cash equivalents	$ 55,758	$ 69,268	$107,873
Short-term investments	436,687	405,737	280,085
Long-term investments*	—	—	15,691
Total cash, cash equivalents, short-term and long-term investments	$492,445	$475,005	$403,649
Percentage of total assets	68%	67%	65%

* Long-term investments were related to auction rate municipal bond securities, asset-backed and mortgage-backed securities, all of which were disposed of by December 31, 2010.

The following table presents the cash inflows and outflows by activity (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Net cash provided by operating activities	$ 79,426	$ 106,146	$ 114,291
Net cash used in investing activities	$(100,789)	$(151,691)	$(116,903)
Net cash provided by financing activities	$ 7,853	$ 6,940	$ 22,595

Cash generated from operations is our primary source of liquidity and capital resources. Our investment portfolio is also available for use in current operations, if required. Cash, cash equivalents and investments, the majority of which are held in the U.S., were $492.4 million at December 31, 2011, an increase of $17.4 million from $475.0 million at December 31, 2010. Cash and cash equivalents were $55.8 million at December 31, 2011, a decrease of $13.5 million from $69.3 million at December 31, 2010. The decrease in cash and cash equivalents was primarily the result of $100.8 million net cash used in investing activities offset by $79.4 million in cash provided by operating activities and $7.9 million in cash provided by financing activities.

Cash flows provided by operations were $79.4 million for the year ended December 31, 2011, primarily due to net loss of $19.3 million, adjusted for non-cash items of depreciation and amortization of $27.4 million, stock-based compensation expense of $25.6 million and impairment of goodwill of $49.7 million, offset by a net decrease in the changes in operating assets and liabilities of $2.0 million.

Cash flows provided by operations were $106.1 million for the year ended December 31, 2010, primarily due to net income of $57.3 million, adjusted for non-cash items of depreciation and amortization of $26.2 million, stock-based compensation expense of $28.0 million and impairment of long-lived assets of $3.5 million, offset by an increase in deferred income taxes of $4.8 million, and a net decrease in the changes in operating assets and liabilities of $3.7 million.

Cash flows provided by operations were $114.3 million for the year ended December 31, 2009, primarily due to net income of $69.8 million, adjusted for non-cash adjustments for depreciation and amortization of $21.6 million, stock-based compensation expense of $27.9 million and lease impairment of $0.5 million, offset by a net decrease in the changes in operating assets and liabilities of $5.4 million.

Net cash used in investing activities was $100.8 million for the year ended December 31, 2011, primarily related to purchases of short-term investments of $353.1 million, purchases of intangible assets of $66.7 million, and purchases of property and equipment of $5.9 million, offset by proceeds from maturities and sales of investments of $322.7 million and proceeds from the sale of assets of $2.2 million.

Net cash used in investing activities was $151.7 million in the year ended December 31, 2010, primarily related to purchases of short-term investments of $487.9 million, net consideration paid for the acquisition of Siimpel of $15.0 million, purchases of property and equipment of $9.8 million and purchases of intangible assets of $20.1 million, offset by proceeds from maturities and sales of investments of $379.4 million and proceeds from the sale of equipment of $1.7 million.

Net cash used in investing activities was $116.9 million in the year ended December 31, 2009, primarily related to purchases of short-term and long-term investments of $365.6 million, purchases of property and equipment of $15.3 million and net cash paid for acquisitions and intangible assets of $20.4 million, offset by proceeds from maturities and sales of short-term and long-term investments of $284.4 million.

The primary objectives of our investment activities are to preserve principal and to maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain a diversified portfolio of debt securities including municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, certificates of deposit and money market funds. We invest excess cash predominantly in high-quality investment grade debt securities with less than two years to maturity. Our marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss). The fair values for our securities are determined based on quoted market prices as of the valuation date and observable prices for similar assets. For the year ended December 31, 2011 and 2010, no impairment charges were recorded. For the year ended December 31, 2009, we recorded impairment charges that decreased pre-tax income by $1.8 million.

We evaluate our investments periodically for possible other-than-temporary impairment and review factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, our intent to hold and whether we will not be required to sell the security before its anticipated recovery, on a more likely than not basis. If declines in the fair value of the investments are determined to be other-than-temporary, we report the credit loss portion of such decline in other income and expense, net, and the remaining noncredit loss portion in accumulated other comprehensive income.

In August 2007, our Board of Directors authorized a plan to repurchase up to a maximum total of $100.0 million of our outstanding shares of common stock dependent on market conditions, share price and other factors. No expiration has been specified for this plan. Repurchases may take place in the open market or through private transactions. As of December 31, 2011, we have repurchased a total of 645,000 shares of common stock at a total cost of $10.5 million under this plan at an average price of $16.26. As of December 31, 2011, the total amount available for repurchase was $89.5 million. We may continue to execute authorized repurchases from time to time under the plan.

Net cash from financing activities was $7.9 million for the year ended December 31, 2011 due to the issuance of common stock under our employee stock option programs and employee stock purchase plans.

Net cash provided by financing activities was $6.9 million in the year ended December 31, 2010, due to the issuance of common stock upon the exercise of employee stock options and purchases of common stock under our employee stock purchase plans of $6.4 million and excess tax benefits from stock-based compensation expense of $0.5 million.

Net cash provided by financing activities was $22.6 million in the year ended December 31, 2009, due to the issuance of common stock upon the exercise of employee stock options and purchases of common stock under our employee stock purchase plans of $19.4 million and excess tax benefits from stock-based compensation expense of $3.2 million.

We believe that based on current levels of operations and anticipated growth, our cash from operations, together with cash, cash equivalents and short-term investments currently available, will be sufficient to fund our operations, anticipated growth and acquisition funding needs for at least the next twelve months. Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available when needed or, if available, that such financing will be on terms satisfactory to us and not dilutive to our then-current stockholders.

Contractual Cash Obligations

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	Thereafter
			(In thousands)		
Operating lease obligations	$ 8,657	$3,438	$4,289	$930	$—
Purchase obligations	1,690	1,290	400	—	—
Total	$10,347	$4,728	$4,689	$930	$—

The amounts reflected in the table above for obligations represent aggregate future minimum lease payments under non-cancellable facility and equipment operating leases. In addition, we have agreements containing non-cancelable, nonrefundable payments terms with third parties to purchase services. For our facility leases, rent expense charged to operations differs from rent paid because of scheduled rent increases. Rent expense is calculated by amortizing total rental payments on a straight-line basis over the lease term.

We have recognized approximately $4.1 million in the liability for unrecognized tax benefits, including accrued interest and penalties. It is reasonably possible that unrecognized tax benefits may decrease by $0.1 million to $0.2 million during 2012 due to the expected lapse in a foreign statute of limitation relating to tax incentives and the conclusion of a foreign tax exam. At this time, we are unable to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time. As a result, this amount is not included in the table above.

See Note 14—*"Commitments and Contingencies"* of the Notes to the Consolidated Financial Statements for additional detail.

Off-Balance Sheet Arrangements and Related Party Transactions

As of December 31, 2011, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

In 2007, we licensed our OptiML wafer-level camera technology and SHELLCASE wafer-level packaging solutions to NemoTek Technologie S. A. ("NemoTek"), a supplier of camera solutions for the cell phone market. As of December 31, 2011 and December 31, 2010, we had an investment of approximately $2.0 million in NemoTek at each period end, which represented less than a 10 percent holding in NemoTek. Revenues from NemoTek were less than one percent of total revenues and were not significant for the year ended December 31, 2011 and 2010. The accounts receivable balance from NemoTek was not significant at December 31, 2011 and 2010.

Since 2008, we have engaged 3LP Advisors LLC ("3LP") to assist with the identification and acquisition of patents. A managing partner of 3LP, Mr. Kevin G. Rivette, is a member of our Board of Directors and has a 33.3% ownership interest in 3LP. For the year ended December 31, 2011 and 2010, we recognized operating expense of $3.1 million and $2.1 million, respectively, related to these engagements. At December 31, 2011 and 2010, accounts payable balance due to 3LP was $2.0 million and $0.4 million, respectively.

In May 2011, we engaged IRT, Inc. ("IRT") to provide outside administrative services for a stated hourly rate plus reimbursement for incurred expenses. IRT is solely owned by Robert A. Young, our President and Chief Executive Officer. For the year ended December 31, 2011, operating expenses recognized related to these services were not significant. At December 31, 2011, there was no accounts payable balance due to IRT.

We provide indemnification of varying scope to certain customers against claims of intellectual property infringement made by third parties arising from the use of our technologies. In accordance with authoritative guidance for accounting for guarantees, as interpreted by the authoritative guidance for guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others, we evaluate estimated losses for such indemnification. We consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, no such claims have been filed against us and, as a result, no liability has been recorded in our financial statements.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We evaluate our estimates based on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates relate to revenue recognition, the assessment of recoverability of goodwill and intangible assets, the assessment of useful lives and recoverability of long-lived assets, the valuation and recognition of stock-based compensation expense, the valuation of investments, recognition and measurement of deferred income tax assets and liabilities, the assessment of unrecognized tax benefits, and others. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. See Note 2—*"Summary of Significant Accounting Policies"* of the Notes to Consolidated Financial Statements for a full description of critical accounting policies and estimates.

Revenue Recognition. Our revenues are generated from royalty and license fees, past production payments, and product and service revenues. Royalty and license fees include revenues from license fees and royalties generated from licensing certain rights to use our technologies or intellectual property. Past production payment revenues are royalty payments for the use of our technologies or intellectual property in the past by new licensees that make such payments as part of a settlement of a patent infringement dispute. License fees are generally recognized at the time the license agreement is executed by both parties. In some instances, a portion of the license fee is deferred for services provided which amount is the estimated fair value of the services, which is based on the price we charge for similar services when they are sold separately. Royalties under our royalty-based technology licenses are generally based on either unit volumes shipped on products using our technology or a percent of the net sales price. Licensees generally report shipment information 30 to 60 days after the end of the quarter in which such activity takes place. Since there is no reliable basis on which we can estimate our royalty revenues prior to obtaining these reports from the licensees, we recognize royalty revenues on a one-quarter lag. We record marketing incentive program and consulting service paid to our customers as reductions to revenue. Such reductions to revenue are estimated based on a number of factors including our assumptions related to fair value of the benefits derived from these arrangements.

Product revenues are generated principally from sales of micro-optic products, which include the diffractive optical lens elements sold principally to the semiconductor photolithography industry, as well as other specialized optical elements sold for telecommunications and photonic applications. Service revenues principally consist of engineering, assembly, design and infrastructure services, provided primarily to our licensees to shorten their development effort and time to market. Revenues from services are recognized utilizing the completed contract method of accounting.

The timing of revenue recognition and the amount of revenue actually recognized for each type of revenues depends upon a variety of factors including the specific terms of each arrangement, our ability to derive fair value of the element and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but actual results may differ from our estimates.

Valuation of goodwill and intangible assets. We evaluate goodwill for impairment annually during the fourth quarter. In addition, we are required to evaluate the recoverability of goodwill and intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. In order to determine the fair value of these assets, significant estimates and judgments are required to estimate future revenue and cash flows and to make assumptions such as future revenue growth rates, gross margins, operating expenses, discount rates, future economic and market conditions, and other assumptions. If these estimates or assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill and intangible assets. In addition, we cannot predict changes in circumstances that could indicate that the carrying value of our goodwill and long-lived assets such as intangible assets and tangible assets or equity investments may not be recoverable. Changes in circumstances that could indicate that the carrying value of our goodwill and intangible assets not be recoverable may include but are not limited to: a decline in future cash flows, slow adoption of products by customers, significant decline in growth rates in units or revenues in the industry in which the reporting unit operates, a more-likely-than-not expectation that the fair value of goodwill or assets will be adversely impacted when a reporting unit or a significant portion of a reporting unit is sold or otherwise disposed of, or if our market capitalization is below our book value. Future events could cause us to conclude that impairment indicators exist and that goodwill and intangible assets are impaired which could have an adverse impact on our results of operations.

In 2011, we recorded an impairment charge of goodwill of $49.7 million due primarily to the low market price of our common stock, which resulted in our market capitalization being significantly lower than the book value of equity for an extended period of time. There was no impairment of goodwill for the year ended December 31, 2010. Refer to Note 7—"*Goodwill and Identified Intangible Assets*" of the Notes to Consolidated Financial Statements for additional details.

Stock-based compensation expense. Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected life of the stock-based awards, stock price volatility, and the pre-vesting option forfeiture rate. We estimate the expected life of options granted based on historical exercise patterns, which we believe are representative of future behavior. We estimate the volatility of our common stock on the date of grant based on a market-based historical volatility. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised and cancelled. If our actual forfeiture rate is materially different from our estimate, stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 10—"*Stock-Based Compensation Expense*" of the Notes to the Consolidated Financial Statements for additional detail.

Valuation of investments. Our investments consist primarily of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, certificates of deposit and money market funds. We invest excess cash predominantly in high-quality investment grade marketable securities with less than two years to maturity. Our marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss). Realized gains and losses, unrealized losses and declines in value determined to be other-than-temporary, if any, on available-for-sale securities are generally reported in other income and expense, net. The fair values for our securities are determined based on quoted market prices as of the valuation date, observable prices for similar assets and, in the event that observable prices for similar assets are not available, externally provided pricing models, discounted cash flow methodologies or other similar techniques. The determination of fair value when quoted market prices are not available requires significant judgment and estimation. In addition, we evaluate the investments periodically for possible other-than-temporary impairment and review factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, our intent to hold and whether we will not be required to sell the security before its anticipated recovery, on a more-likely-than-not basis. If any of these conditions and estimates change in the future, or, if different estimates are used, the fair value of the investments may change significantly and may result in other-than-temporary decline in value which could have an adverse impact on our results of operations.

Accounting for income taxes. We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions, and in the calculation of tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely on a more-likely-than-not basis, we must increase our provision for income taxes by recording a valuation allowance against our deferred tax assets. Should there be a change in our ability to recover our deferred tax assets, our provision for income taxes would fluctuate in the period of the change.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. This may occur for a variety of reasons, such as the expiration of the statute of limitations on a particular tax return or the signing of a final settlement agreement with the relevant tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than the expected ultimate assessment.

We account for uncertain tax positions in accordance with authoritative guidance related to income taxes. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous, frequently changing and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations are subject to change over time. As such, changes in our assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations.

Our policy is to classify accrued interest and penalties related to the accrued liability for unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2011 and 2010, we did not recognize any significant penalties or interest related to unrecognized tax benefits. See Note 13— *"Income Taxes"* of the Notes to Consolidated Financial Statements for additional detail.

Recent accounting pronouncements

See Note 3—*"Recent Accounting Pronouncements"* of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash, cash equivalents and investments in a variety of securities, which are subject to risks including:

Interest Rate Risk. The risk associated with fluctuating interest rates is generally limited to our investment portfolio. We invest in marketable securities, consisting primarily of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, certificates of deposit and money market funds, which had a fair value of $461.9 million at December 31, 2011. Our exposure to interest rate risks is not significant due to the short average maturity of our holdings, which is less than a year. A hypothetical 1% (100 basis-point) increase in period end interest rates along the yield curve would have resulted in a $2.9 million decrease in the fair value of our investment positions as at December 31, 2011. Conversely, a 1% (100 basis-point) decrease in interest rates would have resulted in a $1.9 million increase in the fair value of our investment portfolio. These estimates reflect only the direct impact of a change in interest rates and actual results may differ from these estimates.

Investment Risk. We are exposed to market risk as it relates to changes in the market value of our investments in addition to the liquidity and credit worthiness of the underlying issuers of our investments. Our investments are subject to fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable securities, consisting primarily of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, certificates of deposit and money market funds, are classified as available-for-sale or trading securities with fair values of $461.9 million and $453.0 million as of December 31, 2011 and 2010, respectively. Unrealized gains, net of tax, on these investments for the year ended December 31, 2011 were approximately $24,000, as compared to unrealized gains of approximately $0.3 million for the year ended December 31, 2010. We do not hold any derivative, derivative commodity instruments or other similar financial instruments in our portfolio.

Bank Liquidity Risk. As of December 31, 2011, we have approximately $30.5 million in operating accounts that are held with domestic and international financial institutions. A majority of these balances are held with domestic financial institutions. While we monitor daily cash balances in our operating accounts, hold the majority of our operating funds in government insured accounts and adjust the cash balances held in operating accounts as appropriate, these cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors and they are not supported by the government. Notwithstanding, we have not incurred any losses and have had full access to our operating accounts to date. We believe any failures of domestic and international financial institutions could impact our ability to fund our operations in the short term.

Foreign Currency Exchange Rate Risk. Our international sales are typically made in U.S. dollars and are generally not subjected to foreign currency exchange rate risk. However, certain of our operating expenses for our international operations are in local currencies, primarily in Israeli New Shekels and Euros. Consequently, our results of operations are subject to foreign exchange rate fluctuations. Notwithstanding, gains and losses from such fluctuations have not historically been significant to our consolidated results. We do not currently hedge against foreign currency rate fluctuations. We do not believe that a 10% change in foreign currency exchange rates against the U.S. dollar would have a significant impact on our results of operations or cash flows.

Item 8. ***Financial Statements and Supplementary Data***

Our consolidated financial statements for the years ended December 31, 2011 and 2010 are set forth in this Annual Report on Form 10-K at Item 15(a)(1).

SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents our unaudited quarterly results of operations for the eight quarters in the periods ended December 31, 2011 and 2010. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year. We employ a calendar month-end reporting period for our quarterly reporting.

	Three Months Ended							
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010(1)	Mar 31, 2011(2)	Jun 30, 2011	Sep 30, 2011(3)(4)	Dec 31, 2011(1)
	(in thousands, except per share amounts)							
Revenues:								
Royalty and license fees	$58,853	$68,356	$76,041	$76,373	$62,258	$65,402	$ 55,271	$54,270
Product and service revenues	5,409	6,221	6,070	4,070	5,515	5,328	4,071	2,461
Total Revenues	64,262	74,577	82,111	80,443	67,773	70,730	59,342	56,731
Operating expenses:								
Cost of revenues	5,193	5,788	5,492	5,304	5,512	5,361	5,594	7,026
Research and development and other related costs	15,813	18,340	20,769	19,176	18,613	18,785	18,690	19,888
Selling, general and administrative	19,258	20,152	19,031	20,859	19,464	22,775	20,432	20,707
Litigation expense	6,597	4,343	4,753	6,199	5,996	7,208	9,059	7,091
Impairment of long-lived assets	—	—	—	3,505	—	—	—	(569)
Restructuring and other charges	—	—	—	—	2,059	—	2,938	252
Impairment of goodwill	—	—	—	—	—	—	49,653	—
Total operating expenses	46,861	48,623	50,045	55,043	51,644	54,129	106,366	54,395
Operating income (loss)	17,401	25,954	32,066	25,400	16,129	16,601	(47,024)	2,336
Other interest and expense, net	521	442	716	925	608	726	690	619
Income (loss) before taxes	17,922	26,396	32,782	26,325	16,737	17,327	(46,334)	2,955
Provision for (benefit from) income taxes	8,095	11,413	13,754	12,817	5,525	5,741	(1,598)	317
Net income (loss)	$ 9,827	$14,983	$19,028	$13,508	$11,212	$11,586	$ (44,736)	$ 2,638
Net income (loss) per common share basic	$ 0.20	$ 0.30	$ 0.38	$ 0.27	$ 0.22	$ 0.23	$ (0.87)	$ 0.05
Net income (loss) per common share-diluted	$ 0.20	$ 0.30	$ 0.38	$ 0.27	$ 0.22	$ 0.23	$ (0.87)	$ 0.05
Weighted average number of shares used in per share calculation-basic	49,810	50,028	50,247	50,405	50,823	51,106	51,364	51,517
Weighted average number of shares used in per share calculation-diluted	50,123	50,260	50,476	50,942	51,267	51,442	51,364	51,678

1 In December 2010, in connection with the cessation of development activity of wafer-level optics technology, the Company concluded that certain equipment would be disposed of by sale. As a result, we recognized an

impairment charge of $3.5 million, which represents the excess of the net carrying value of the equipment over the fair value less cost to sell. As of December 31, 2011, certain assets were reclassified as held-for-use and the remaining assets were disposed of resulting in a gain of $0.6 million.

2 In January 2011, the Company announced a reorganization of its DigitalOptics (formerly Imaging and Optics) segment to focus on key growth opportunities including EDoF, Zoom and MEMS-based auto-focus and a reduction of DigitalOptics employees by up to 15% of the worldwide employee base along with certain headquarters support functions. As a result, we recognized a restructuring charge of $2.1 million, primarily consisting of severance and costs related to the continuation of certain employee benefits.

3 In August 2011, the Company announced a commitment to undertake a workforce reduction at our Yokohama, Japan development facility and to close that facility in order to optimize our operations. As a result, we recognized a restructuring charge of $2.9 million, primarily consisting of severance, costs related to the continuation of certain employee benefits, and expenses related to the closure of facility.

4 In the third quarter of 2011, the Company recorded a $49.7 million charge for the impairment of goodwill due primarily to the low market price of our common stock, which resulted in our market capitalization being significantly lower than the book value of equity for an extended period of time.

Other Supplementary Data

The following table presents our quarterly unaudited non-GAAP financial measures for the eight quarters in the periods ended December 31, 2011 and 2010. The non-GAAP financial measures adjust for either one-time or ongoing non-cash acquired intangibles amortization charges, acquired in-process research and development, all forms of stock-based compensation expense, impairment of goodwill and long-lived assets and related tax effects of the aforementioned adjustments. The tax effects of the aforementioned adjustments are calculated by multiplying the estimated available deduction for each adjustment by the statutory taxable rate then in effect. The non-GAAP financial measures also exclude the effects of FASB Accounting Standards Codification Topic 718 – Stock Compensation upon the number of diluted shares used in calculating non-GAAP earnings per share. We believe that the non-GAAP measures used in this report provide investors with important perspectives into our ongoing business performance. Our management uses these non-GAAP financial measures when evaluating our operating performance. The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

	Three Months Ended							
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011	Dec 31, 2011
	(in thousands, except per share amounts)							
GAAP net income (loss)	$ 9,827	$14,983	$19,028	$13,508	$11,212	$11,586	$(44,736)	$ 2,638
Adjustments to GAAP net income (loss):								
Stock-based compensation expense:								
Cost of revenue	175	121	136	147	143	129	67	119
Research, development and other related costs	2,677	2,573	2,960	2,727	2,446	2,408	1,694	1,685
Selling, general and administrative	4,014	4,717	3,798	3,950	3,475	6,290	3,598	3,516
Amortization of acquired intangibles:								
Cost of revenue	1,706	1,706	1,707	1,706	1,707	1,707	1,703	1,702
Research, development and other related costs	644	722	759	760	753	740	872	1,455
Selling, general and administrative	1,121	1,170	1,160	1,534	1,632	1,698	1,736	1,618
Impairment of long-lived assets	—	—	—	3,505	—	—	—	(569)
Impairment of goodwill	—	—	—	—	—	—	49,653	—
Tax adjustments for non-GAAP items	(2,330)	(2,760)	(2,507)	(4,739)	(2,360)	(3,196)	(3,947)	(2,513)
Non-GAAP net income	$17,834	$23,232	$27,041	$23,098	$19,008	$21,362	$ 10,640	$ 9,651
Non-GAAP net income per common share—diluted	$ 0.35	$ 0.45	$ 0.52	$ 0.44	$ 0.36	$ 0.41	$ 0.20	$ 0.18
Weighted average number of shares used in per share calculation-diluted*	51,009	51,190	51,599	52,509	52,548	52,525	52,590	52,708

* Non-GAAP diluted shares are based on the GAAP diluted share adjusted for stock-based compensation expense and tax effect.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Attached as exhibits to this Form 10-K are certifications of Tessera Technologies, Inc.'s Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications and it should be read in conjunction with the certifications, for a more complete understanding of the topics presented.

Evaluation of Controls and Procedures

Tessera Technologies, Inc. maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report (the evaluation date). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective to provide reasonable assurance that the information relating to Tessera Technologies, Inc., including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to Tessera Technologies Inc.'s management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Change in Internal Control over Financial Reporting

There has been no change in Tessera Technologies, Inc.'s internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), during Tessera Technologies, Inc.'s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, Tessera Technologies, Inc.'s internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Tessera Technologies, Inc. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Tessera Technologies, Inc.'s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Tessera Technologies, Inc.; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Tessera Technologies, Inc. are being made only in accordance with authorizations of management and directors of Tessera Technologies, Inc.; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Tessera Technologies, Inc.'s assets that could have a material effect on the financial statements.

Tessera Technologies, Inc.'s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the assessment by Tessera Technologies, Inc.'s management, we determined that Tessera Technologies, Inc.'s internal control over financial reporting was effective as of December 31, 2011. The effectiveness of Tessera Technologies, Inc.'s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, Tessera Technologies, Inc.'s independent registered public accounting firm, as stated in their attestation report which appears on page F-1 of this Annual Report on Form 10-K.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item 10 is hereby incorporated by reference from the information under the captions "Executive Officers," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" that will be contained in the Proxy Statement for our 2012 Annual Meeting of Stockholders (the "Proxy Statement").

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons serving similar functions. The text of our code of business conduct and ethics has been posted on our website at http://www.tessera.com.

Item 11. ***Executive Compensation***

The information required by this Item 11 is incorporated by reference from the information under the captions "Election of Directors," "Compensation Discussion and Analysis," "Compensation of Executive Officers" and "Compensation Committee Report" that will be contained in the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item 12 is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" that will be contained in the Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item 13 is incorporated by reference from the information under the captions "Certain Relationships and Related Transactions" and "Election of Directors" that will be contained in the Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 is incorporated by reference from the information under the caption "Ratification of Auditors" that will be contained in the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this report:

* The exhibits listed on the accompanying index to exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this Annual Report.

(1) ***Financial Statements***

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Tessera Technologies, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Tessera Technologies, Inc and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 17, 2012

TESSERA TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except for par value)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 55,758	$ 69,268
Short-term investments	436,687	405,737
Accounts receivable, net of allowance for doubtful accounts of $43 at each period end	8,599	11,797
Inventories	1,574	1,852
Short-term deferred tax assets	1,892	7,126
Other current assets	13,664	9,900
Total current assets	518,174	505,680
Property and equipment, net	36,319	42,121
Intangible assets, net	141,326	89,956
Long-term deferred tax assets	18,223	21,877
Other assets	2,484	2,567
Goodwill	—	49,653
Total assets	$716,526	$711,854
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,203	$ 4,765
Accrued legal fees	6,110	5,088
Accrued liabilities	20,824	21,161
Deferred revenue	2,610	5,754
Total current liabilities	36,747	36,768
Long-term deferred tax liabilities	4,083	4,627
Other long-term liabilities	5,017	5,876
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock: $0.001 par value; 10,000 shares authorized and no shares issued and outstanding	—	—
Common stock: $0.001 par value; 150,000 shares authorized; 52,221 and 51,238 shares issued, respectively, and 51,576 and 50,593 shares outstanding, respectively	52	51
Additional paid-in capital	462,697	437,027
Treasury stock at cost: 645 shares of common stock at each period end	(10,505)	(10,505)
Accumulated other comprehensive income	24	299
Retained earnings	218,411	237,711
Total stockholders' equity	670,679	664,583
Total liabilities and stockholders' equity	$716,526	$711,854

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Amounts)

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Royalty and license fees	$237,201	$279,623	$286,207
Product and service revenues	17,375	21,770	13,233
Total revenues	254,576	301,393	299,440
Operating expenses:			
Cost of revenues	23,493	21,777	16,971
Research, development and other related costs	75,976	74,098	65,888
Selling, general and administrative	83,378	79,300	72,808
Litigation expense	29,354	21,892	26,131
Impairment of long-lived assets	(569)	3,505	—
Restructuring and other charges	5,249	—	—
Impairment of goodwill	49,653	—	—
Total operating expenses	266,534	200,572	181,798
Operating income (loss)	(11,958)	100,821	117,642
Other income and expense, net	2,643	2,604	5,519
Income (loss) before taxes	(9,315)	103,425	123,161
Provision for income taxes	9,985	46,079	53,365
Net income (loss)	$ (19,300)	$ 57,346	$ 69,796
Basic and diluted net income (loss) per share:			
Net income (loss) per share-basic	$ (0.38)	$ 1.15	$ 1.43
Net income (loss) per share-diluted	$ (0.38)	$ 1.14	$ 1.42
Weighted average number of shares used in per share calculations-basic	51,082	50,070	48,826
Weighted average number of shares used in per share calculations-diluted	51,082	50,450	49,265

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2011	2010	2009
Net income (loss)	$(19,300)	$57,346	$69,796
Other comprehensive income (loss):			
Net unrealized gains (loss) on available-for-sale-securities, net of tax	(275)	354	722
Other comprehensive income (loss)	(275)	354	722
Comprehensive income (loss)	$(19,575)	$57,700	$70,518

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In Thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Accumulated Income	Total
	Shares	Amount					
Balance at December 31, 2008	48,487	$ 49	$347,568	$(10,505)	$(777)	$110,569	$446,904
Net income	—	—	—	—	—	69,796	69,796
Other comprehensive income					722		722
Issuance of common stock in connection with exercise of stock options	1,033	1	16,950	—	—	—	16,951
Issuance of common stock in connection with employee common stock purchase plan	257	—	2,414	—	—	—	2,414
Issuance of restricted stock, net of shares cancelled	68	—	—	—	—	—	—
Stock-based compensation expense	—	—	27,923	—	—	—	27,923
Tax benefits in connection with stock option plan	—	—	7,475	—	—	—	7,475
Balance at December 31, 2009	49,845	$ 50	$402,330	$(10,505)	$ (55)	$180,365	$572,185
Net income	—	—	—	—	—	57,346	57,346
Other comprehensive income					354		354
Issuance of common stock in connection with exercise of stock options	204	—	2,599	—	—	—	2,599
Issuance of common stock in connection with employee common stock purchase plan	406	1	3,838	—	—	—	3,839
Issuance of restricted stock, net of shares cancelled	138	—	—	—	—	—	—
Stock-based compensation expense	—	—	27,995	—	—	—	27,995
Tax benefits in connection with stock option plan	—	—	265	—	—	—	265
Balance at December 31, 2010	50,593	$ 51	$437,027	$(10,505)	$ 299	$237,711	$664,583
Net loss	—	—	—	—	—	(19,300)	(19,300)
Other comprehensive loss					(275)		(275)
Issuance of common stock in connection with exercise of stock options	239	—	3,594	—	—	—	3,594
Issuance of common stock in connection with employee common stock purchase plan	371	1	4,173	—	—	—	4,174
Issuance of restricted stock, net of shares cancelled	373	—	—	—	—	—	—
Stock-based compensation expense	—	—	25,570	—	—	—	25,570
Tax benefits in connection with stock option plan	—	—	(7,667)	—	—	—	(7,667)
Balance at December 31, 2011	51,576	$ 52	$462,697	$(10,505)	$ 24	$218,411	$670,679

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Years Ended December 31,		
	2011	**2010**	**2009**
Cash flows from operating activities:			
Net income (loss)	$ (19,300)	$ 57,346	$ 69,796
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	10,073	11,535	9,442
Amortization of intangible assets	17,323	14,695	12,119
Stock-based compensation expense	25,570	27,995	27,923
Impairment on long-term investments and assets, net of gain	—	(217)	(231)
Impairment of long-lived assets	(480)	3,505	—
Impairment of goodwill	49,653	—	—
Loss on property and equipment and lease impairment	57	—	532
Deferred income tax, net	7,085	(4,764)	(4,115)
Amortization of premium/discount on investments	(832)	—	—
Tax benefits from employee stock option plan	(7,667)	265	7,475
Excess tax benefit from stock-based compensation	(85)	(502)	(3,230)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable, net	3,198	(1,552)	4,487
Inventories	278	(281)	(37)
Other assets	(3,681)	(3,442)	2,178
Accounts payable	2,438	1,524	(570)
Accrued legal fees	1,022	2,024	(10,881)
Accrued and other liabilities	(2,082)	(2,086)	1,222
Deferred revenue	(3,144)	420	(751)
Income tax payable	—	(319)	(1,068)
Net cash provided by operating activities	79,426	106,146	114,291
Cash flows from investing activities:			
Purchases of property and equipment	(5,910)	(9,846)	(15,270)
Proceeds from sale of property and equipment	2,207	1,660	17
Purchases of short-term available-for-sale investments	(353,052)	(487,928)	(365,638)
Proceeds from maturities and sales of marketable securities	322,659	379,448	284,384
Purchases of intangible assets	(66,693)	(20,054)	(15,256)
Acquisitions, net of cash acquired	—	(14,971)	(5,933)
Other investing activities	—	—	793
Net cash used in investing activities	(100,789)	(151,691)	(116,903)
Cash flows from financing activities:			
Excess tax benefit from stock-based compensation	85	502	3,230
Proceeds from exercise of stock options	3,594	2,600	16,951
Proceeds from employee stock purchase program	4,174	3,838	2,414
Net cash provided by financing activities	7,853	6,940	22,595
Net increase (decrease) in cash and cash equivalents	(13,510)	(38,605)	19,983
Cash and cash equivalents at beginning of period	69,268	107,873	87,890
Cash and cash equivalents at end of period	$ 55,758	$ 69,268	$ 107,873
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 14,168	$ 52,020	$ 51,900
Supplemental disclosure of non-cash investing activities:			
Acquired intangible assets included in Accrued liabilities	$ 3,600	$ 1,600	$ 1,300

The accompanying notes are an integral part of these consolidated financial statements.

TESSERA TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

Tessera Technologies, Inc. is a holding company with operating subsidiaries in two segments: Intellectual Property (formerly Micro-electronics) and DigitalOptics (formerly Imaging and Optics). Our Intellectual Property business, comprised of engineering, licensing, account administration and litigation teams, generates revenue from patented innovations through license agreements with semiconductor companies and outsourced semiconductor assembly and test companies. Our DigitalOptics business delivers innovation in imaging and optics with products and capabilities that enable expanded functionality in increasingly smaller devices. DigitalOptics' miniaturized camera module solutions provide cost-effective, high-quality camera features, including extended depth of field, zoom, image enhancement, optical image stabilization and MEMS-based auto-focus. These technologies can be applied to mobile phones and other consumer electronic products.

The consolidated financial statements include the accounts of Tessera Technologies, Inc. and each of its wholly owned subsidiaries. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("U.S."). All significant intercompany balances and transactions are eliminated in consolidation.

The Company's fiscal year ends on December 31. The Company employs a calendar month-end reporting period for its quarterly reporting.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Reclassification

Certain reclassifications have been made to prior period balances in order to conform to current period's presentation.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates and assumptions that require management's most significant, difficult, and subjective judgment include the recognition and measurement of current and deferred income tax assets and liabilities, the fair value measurements of investments, the valuation of inventory, the assessment of the recoverability of goodwill, the assessment of useful lives and recoverability of long-lived assets, the assessment of unrecognized tax benefits and the valuation and recognition of stock-based compensation expense, among others. Actual results experienced by the Company may differ from management's estimates.

Financial Instruments

Investments consist primarily of municipal bonds and notes, corporate bonds and notes, treasury and agency notes and bills, commercial paper, certificates of deposit, and money market funds. Investments with remaining maturities from original purchase date of three months or less are considered to be cash equivalents. Investments with remaining maturities from original purchase date greater than three months are generally classified as available-for-sale for use, if required, in current operations, and are classified as short-term investments. Investments determined to lack an active market for a period greater than 12 months are classified as long-term investments. The Company's cash equivalents and short-term investments are classified as available-for-sale. Unrealized gains and losses on securities, net of tax, are recorded in accumulated other comprehensive income and reported as a separate component of stockholders' equity. The Company evaluates the investments periodically for possible other-than-temporary impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, the Company's intent to hold and whether the Company will not be required to sell the security before its anticipated recovery, on a more-likely-than-not basis. If the declines in the fair value of the investments are determined to be other-than-temporary, the Company reports the credit loss portion of such decline in other income and expense, net, and the remaining noncredit loss portion in accumulated other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividend income and realized gains or losses are included in other income and expense, net.

Concentration of credit and other risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. The Company follows a corporate investment policy which sets credit, maturity and concentration limits and regularly monitors the composition, market risk and maturities of these investments. The Company believes that any concentration of credit risk in its accounts receivable is substantially mitigated by the Company's evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

At December 31, 2011 and 2010, the Company had one customer representing 53% and 35%, respectively, of aggregate gross trade receivables.

The following table sets forth revenues generated from customers, all of which are in the Intellectual Property segment, each comprising 10% or more of total revenues for the periods indicated:

	Years Ended December 31,		
	2011	**2010**	**2009**
Powertech Technology Inc.	25%	21%	15%
Micron Technology, Inc.	19	13	*
Amkor Technology, Inc.	*	*	24
Motorola, Inc.	*	*	10

* denotes less than 10% of total revenues.

Inventories

Inventories are stated at lower of cost or market using the first-in, first-out method. The Company evaluates inventory levels quarterly against sales forecasts to assess its overall inventory risk. Inventory is determined to be saleable based on a sales forecast within a specific time period, generally for a period not to exceed one year.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Equipment held under capital lease is stated at the fair market value of the related asset at the time of lease origination and is amortized on a straight-line basis over the term of the lease. The Company held no significant equipment under capital lease agreements in the periods presented. Repair and maintenance costs are charged to expense as incurred.

The depreciation and amortization useful life periods for property and equipment are as follows:

Furniture and equipment	One to five years
Buildings	Seven, eight and 39 years
Leasehold improvements	Shorter of five years or the remaining term of the lease

When property and equipment are sold or disposed of, the cost of the asset and the related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss on disposal is charged to the corresponding functional expenses.

Impairment of long-lived assets

The Company has long-lived assets such as tangible property and equipment, identified intangible assets consisting of acquired patents/core technology, existing technology, trade names, assembled workforce and non-compete agreements resulting from business combinations, and acquired patents under asset purchase agreements. When events or changes in circumstances occur that could indicate the carrying value of long-lived assets may not be recoverable, the Company assesses recoverability by determining whether the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If the undiscounted cash flow is less, an impairment charge is recognized for the excess of the carrying amounts of these assets over the fair values. Fair values are determined by discounted future cash flows, appraisals or other methods.

In 2010, in connection with the cessation of development activity of wafer-level optics technology, the Company concluded that certain equipment would be disposed of by sale. As a result, the Company recognized an impairment charge of $3.5 million, which represented the excess of the net carrying value of the equipment over the fair value, less cost to sell. These assets were reclassified as assets-held-for-sale included in property and equipment, net. As of December 31, 2011, certain assets were reclassified as held-for-use and the remaining assets were disposed of resulting in a gain of $0.6 million. Accordingly, there were no assets held-for-sale at December 31, 2011.

Goodwill and identified intangible assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Identified intangible assets consist of acquired patents, existing technology, trade names, assembled workforce and non-compete agreements resulted from business combinations, and acquired patents under asset purchase agreements. Except for intangible assets used in process research and development which have an indefinite useful live until the completion or abandonment of the associated research and development efforts, identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from two to 15 years.

The Company reviews impairment of goodwill annually during its fourth quarter and impairment of goodwill and other intangible assets whenever events or changes in circumstances occur that could indicate the carrying value may not be recoverable in accordance with the authoritative guidance. Changes in circumstances that could indicate that the carrying value of the Company's goodwill and intangible assets not be recoverable may include, but are not limited to: a decline in future cash flows, slow adoption of products by customers, significant decline in growth rates in units or revenues in the industry in which the reporting unit operates, a more-likely-than-not expectation that the fair value of goodwill or assets will be adversely impacted when a reporting unit or a significant portion of a reporting unit is sold or otherwise disposed of, or if the Company's market capitalization is below its book value of equity.

To evaluate for impairment, the Company utilizes a two-step process. The first step requires the Company to compare the fair value of each reporting unit to its carrying value including allocated goodwill. The Company determines the fair value of its reporting units using an equal weighting of the results derived from an income approach and a market approach. The income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as future revenue growth rates, new product and technology introductions, gross margins, operating expenses, discount rates, future economic and market conditions, and other assumptions. The market approach estimates the fair value of the Company's equity by utilizing the market comparable method which is based on revenue multiples from comparable companies in similar lines of business. If the carrying value of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit with the carrying value of the reporting unit. An impairment charge is recognized for the excess of the carrying value of the reporting unit over its implied fair value. Determining the fair value of a reporting unit is subjective in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others.

As a result of the Company's impairment analysis, completed in the fourth quarter of 2011, the Company recorded an impairment charge of goodwill of $49.7 million for the year ended December 31, 2011, all of which was included in the DigitalOptics segment. See Note 7—"*Goodwill and Identified Intangible Assets*" for additional detail.

Treasury stock

The Company accounts for stock repurchases using the cost method. For reissuance of treasury stock, to the extent that the reissuance price is more than the cost, the excess is recorded as an increase to capital in excess of par value. If the reissuance price is less than the cost, the difference is recorded in capital in excess of par value to the extent there is a cumulative treasury stock paid in capital balance. Once the cumulative balance is reduced to zero, any remaining difference resulting from the sale of treasury stock below cost is recorded as a reduction of retained earnings.

Revenue recognition

The Company derives its revenue from royalty and license fees, past production payments, and product and service revenues. Revenues are recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. Determining whether and when these criteria have been satisfied requires the Company to make assumptions and judgments which could have a significant impact on the timing and amount of revenue we report.

Royalty and license fees

Licensees pay running royalties on their production or shipment of licensed products incorporating the Company's intellectual property, technologies or software. Royalties are primarily based on unit volumes shipped. Licensees generally report shipment information within 30 to 60 days following the end of the quarter. Since there is no reliable basis on which the Company can estimate its royalty revenues prior to obtaining these reports from the licensees, the Company recognizes royalty revenues on a one-quarter lag. Royalty revenue also includes payments resulting from periodic compliance audits of licensees.

License revenue is generated from license agreements for certain rights to the Company's intellectual property and actuator technologies. The Company also derives revenue from software licenses for digital and video photography image enhancement technology. In some instances, the Company may enter into license agreements that involve multiple element arrangements to also include technology transfer, design, technical service and unspecified support. For software licenses and for technology licenses entered into prior to 2011, revenue for delivered elements is recognized using the residual method when the fair value of any undelivered elements can be objectively determined and is deferred. If the Company cannot objectively determine the fair value of any undelivered elements included in the multiple-element arrangement, revenue is deferred until all elements are delivered or performed, or until the Company can objectively determine the fair value of all remaining undelivered elements. The deferred portion of the revenue is recognized upon delivery or on a straight-line basis over the period in which unspecified support or service is performed. Beginning in January 2011, delivered elements of technology licenses are recognized based on their relative selling price. Revenue allocated to design, technical service and unspecified support elements is reported as service revenue.

The Company provides payment terms to licensees dependent upon their financial strength, credit worthiness and the Company's collection experience with the licensee. If the Company provides extended payment terms, revenue is deferred until payment is due.

The Company, from time to time, may enter into arrangements to purchase goods and/or services from licensees where the Company (i) provides marketing incentives to a licensee in exchange for the licensee's marketing effort to promote the Company's technologies, (ii) utilizes a licensee to perform product development and research services, or (iii) purchases goods from licensees through standard business operations. If the Company cannot objectively determine the fair value of the benefits derived from these goods and services and if such goods and services cannot be separated from the underlying technologies licensed, payments for such goods and services are reflected as a reduction of revenue in the Company's consolidated statement of operations.

Past production payments

Past production payment revenues are royalty payments for the use of the Company's intellectual property by new licensees that make such payments as part of a settlement of a patent infringement dispute. Past production payment revenues typically relate to previous periods and are based on historical production volumes or sales.

Product and service revenues

Product revenue principally consists of sale of Micro-optics products, which include the diffractive optical lens elements sold principally to the semiconductor photolithography industry, as well as refractive, diffractive and integrated optical elements sold for telecommunications and photonic applications. The Company recognizes revenue from product sales when fundamental criteria are met, such as title, risk and rewards of product ownership are transferred to the customer, price and terms are fixed and the collection of the resulting receivable is reasonably assured. Shipping terms are generally freight-on-board shipping point.

Service revenue principally consists of engineering, design and technical services. The Company utilizes the completed-contract method of accounting for fixed-fee contracts. If the total estimated costs to complete a project were to exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized immediately.

Changes in judgment on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Indemnification

The Company provides indemnification of varying scope to certain customers against claims of intellectual property infringement made by third parties arising from the use of the Company's technologies. In accordance with authoritative guidance for accounting for guarantees, the Company evaluates estimated losses for such indemnification. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, no such claims have been filed against the Company and, as a result, no liability has been recorded in the Company's financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has Directors' and Officers' Liability insurance coverage that is intended to reduce its financial exposure and may enable the Company to recover a portion of any such payments. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Research, development and other related costs

Research, development and other related costs consist primarily of compensation and related costs for personnel as well as costs related to patent prosecution, applications and examinations, amortization of intangible assets, materials, supplies and equipment depreciation. Research and development is conducted primarily in-house and targets development of chip-scale, 3 dimensional and wafer-level packaging technology, high-density substrate, thermal management technology, image sensor packaging, image enhancement technology, including MEMS-based products, and micro-optic lens solutions, including diffractive and refractive optical elements to integrated micro-optical subassemblies. All research, development and other related costs are expensed as incurred. The Company believes that a significant level of research, development and other related costs will be required to remain competitive in the future.

Stock-based compensation expense

The Company accounts for stock-based compensation expense in accordance with the authoritative guidance on share-based payment. Under the provisions of the guidance, stock-based compensation expense is measured at the grant date based on the fair value of the award using a Black-Scholes option pricing model and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of the Company's stock awards for non-employees was estimated based on the fair market value on each vesting date, accounted for under the variable-accounting method.

The authoritative guidance also requires that the Company measure and recognize stock-based compensation expense upon modification of the term of stock award. The stock-based compensation expense for such modification is the sum of any unamortized expense of the award before modification and the modification expense. The modification expense is the incremental amount of the fair value of the award before the modification and the fair value of the award after the modification, measured on the date of modification. In the case when the modification results in a longer requisite period than in the original award, the Company has elected to apply the pool method where the aggregate of the unamortized expense and the modification expense is amortized over the new requisite period on a straight-line basis. In addition, any forfeiture will be based on the original requisite period prior to the modification.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and the pre-vesting option forfeiture rate. The Company estimates the expected life of options granted based on historical exercise patterns, which are believed to be representative of future behavior. The Company estimates the volatility of the Company's common stock on the date of grant based on historical volatility. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience of its stock-based awards that are granted, exercised and cancelled. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what was recorded in the current period. See Note 10—*"Stock-based Compensation Expense"* for additional detail.

Income taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits, tax deductions, and in the calculation of certain deferred taxes and tax liabilities. Significant changes to these estimates may result in an increase or decrease to the Company's tax provision in a subsequent period.

The provision for income taxes was comprised of the Company's current tax liability and changes in deferred income tax assets and liabilities. The calculation of the current tax liability involves dealing with uncertainties in the application of complex tax laws and regulations and in determining the liability for tax positions, if any, taken on the Company's tax returns in accordance with authoritative guidance on accounting for uncertainty in income taxes. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities. The Company must assess the likelihood that it will be able to recover the Company's deferred tax assets. If recovery is not likely on a more-likely-than-not basis, the Company must increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable. However, should there be a change in the Company's ability to recover its deferred tax assets, the provision for income taxes would fluctuate in the period of such change. See Note 13—*"Income Taxes"* for additional detail.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Adopted

In September 2009, the Financial Accounting Standards Board ("FASB") issued an update to the authoritative guidance for revenue recognition related to multiple-deliverable arrangements. This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under the authoritative guidance for fair value measurements and disclosures, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. In addition, this update removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. This update is effective in fiscal years beginning on or after June 15, 2010. In January 2011, the Company adopted this guidance, which did not have a significant impact on its consolidated financial position, results of operations or cash flows.

In April 2010, the FASB issued an update to the authoritative guidance for revenue recognition related to the milestone method. This update provides that an entity can make an accounting policy election to recognize a payment that is contingent upon the achievement of a substantive milestone in its entirety as revenues in the period in which the milestone is achieved. The milestone method is not required and is not the only acceptable method of revenue recognition for milestone payments. This update is effective in fiscal years beginning on or after June 15, 2010. In January 2011, the Company adopted this guidance, which did not have a significant impact on its consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued an update to the authoritative guidance for comprehensive income. This update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. This update requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update is effective in fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the Company elected to adopt this guidance prior to the effective date. The adoption of this guidance did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

Issued

In June 2011, the FASB and International Accounting Standards Board issued an update to the authoritative guidance for fair value measurement. This update does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or International Financial Reporting Standards. This update changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, this update clarifies the FASB's intent about the application of existing fair value measurements. This update is effective for interim and annual periods beginning after December 15, 2011 and shall be applied prospectively. The Company is currently evaluating the effect the adoption of this update will have, if any, on its consolidated financial position, results of operations or cash flows.

NOTE 4 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Accounts receivable, net consisted of the following (in thousands):

	December 31,	
	2011	2010
Trade and other receivables	$ 8,642	$ 11,840
Allowance for doubtful accounts	(43)	(43)
	$ 8,599	$ 11,797

Inventories consisted of the following (in thousands):

	December 31,	
	2011	2010
Raw materials	$ 516	$ 625
Work in process	435	853
Finished goods	623	374
	$ 1,574	$ 1,852

Property and equipment, net consisted of the following (in thousands):

	December 31,	
	2011	2010
Furniture and equipment	$ 48,960	$ 43,086
Land and buildings	21,314	21,282
Leasehold improvements	5,460	5,725
Assets held for sale	—	4,033
	75,734	74,126
Less: Accumulated depreciation and amortization	(39,415)	(32,005)
	$ 36,319	$ 42,121

Depreciation and amortization expense for the years ended December 31, 2011, 2010 and 2009, amounted to $10.1 million, $11.5 million and $9.4 million, respectively.

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2011	2010
Employee compensation and benefits	$ 11,852	$ 15,148
Intangible assets payable	3,600	1,600
Accrued restructuring and other charges	1,302	—
Other	4,070	4,413
	$ 20,824	$ 21,161

Accumulated other comprehensive income consisted of the following (in thousands):

	December 31, 2011	December 31, 2010
Net unrealized gains on available-for-sale-securities, net of tax	$ 24	$ 299
	$ 24	$ 299

NOTE 5 – FINANCIAL INSTRUMENTS

The following is a summary of marketable securities at December 31, 2011 and 2010 (in thousands):

	December 31, 2011			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
Available-for-sale securities				
Corporate notes and bonds	$168,294	$ 99	$(322)	$168,071
Municipal notes and bonds	151,887	203	(15)	152,075
Treasury and agency notes and bills	87,684	84	(14)	87,754
Commercial paper	30,899	7	(15)	30,891
Money market funds	13,269	—	—	13,269
Certificate of deposit	9,820	3	(6)	9,817
Total available-for-sale securities	461,853	396	(372)	461,877
Reported in:				
Cash and cash equivalents				$ 25,190
Short-term investments				436,687
Total marketable securities				$461,877

	December 31, 2010			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Values
Available-for-sale securities				
Municipal bonds and notes	$151,653	$ 51	$(156)	$151,548
Treasury and agency notes and bills	121,519	233	(6)	121,746
Corporate bonds and notes	114,191	233	(55)	114,369
Commercial paper	57,469	5	(6)	57,468
Money market funds	7,789	—	—	7,789
Bank deposits	74	—	—	74
Total available-for-sale securities	$452,695	$522	$(223)	$452,994
Reported in:				
Cash and cash equivalents				$ 47,257
Short-term investments				405,737
Total marketable securities				$452,994

At December 31, 2011 and 2010, the Company had $492.4 million and $475.0 million, respectively, in cash, cash equivalents and investments. The majority of these amounts were held in marketable securities as shown above. The remaining balance of $30.5 million and $22.0 million at December 31, 2011 and 2010, respectively, was cash held in operating accounts not included in the tables above.

The gross realized gains and losses on sales of marketable securities were not significant for the year ended December 31, 2011. The gross realized gains on sales of marketable securities were not significant for the year ended December 31, 2010. The gross realized losses on sales of marketable securities were $1.5 million for the year ended December 31, 2010.

Net unrealized gains of $24,000, net of tax, as of December 31, 2011, were related to a temporary increase in value of the remaining available-for-sale securities and were due primarily to changes in interest rates and market and credit conditions of the underlying securities. Certain investments with a temporary decline in value are not considered to be other-than-temporarily impaired as of December 31, 2011 because the Company has the ability to hold these investments to allow for recovery, does not anticipate having to sell these securities with unrealized losses and continues to receive interest. For the year ended December 31, 2011 and 2010, the Company did not record any impairment charges. For the year ended December 31, 2009, the Company recorded impairment charges that decreased pre-tax income by $1.8 million.

The following tables summarize the fair value and gross unrealized losses related to individual available-for-sale securities, which have been in a continuous unrealized loss position at December 31, 2011 and 2010, aggregated by investment category and length of time (in thousands):

December 31, 2011	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate bonds and notes	$ 96,895	$(322)	$—	$—	$ 96,895	$(322)
Municipal bonds and notes	21,610	(15)	—	—	21,610	(15)
Commercial paper	16,402	(15)	—	—	16,402	(15)
Treasury and agency notes and bills	14,391	(14)	—	—	14,391	(14)
Certificate of deposit	3,514	(6)			3,514	(6)
Total	$152,812	$(372)	$—	$—	$152,812	$(372)

December 31, 2010	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Municipal bonds and notes	$ 96,230	$(156)	$—	$—	$ 96,230	$(156)
Corporate bonds and notes	35,804	(54)	749	(1)	36,553	(55)
Commercial paper	34,481	(6)	—	—	34,481	(6)
Treasury and agency notes and bills	2,994	(6)	—	—	2,994	(6)
Total	$169,509	$(222)	$749	$ (1)	$170,258	$(223)

The estimated fair value of marketable securities by contractual maturity at December 31, 2011, is shown below (in thousands). Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

	Estimated Fair Value
Due in one year or less	$319,033
Due in one to two years	142,844
Total	$461,877

NOTE 6 – FAIR VALUE

The Company follows the authoritative guidance for fair value measurements and the fair value option for financial assets and financial liabilities. The guidance for fair value measurements establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. The guidance for the fair value option for financial assets and financial liabilities provides companies the irrevocable option to measure many financial assets and liabilities at fair value with changes in fair value recognized in earnings.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a list of the Company's assets required to be measured at fair value on a recurring basis and where they were classified within the hierarchy as of December 31, 2011 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable Securities				
Money market funds (1)	$ 13,270	$13,270	$ —	$—
Corporate bonds and notes (2)	168,071	—	168,071	—
Municipal bonds and notes (2)	152,075	—	152,075	—
Treasury and agency notes and bills (2)	87,754	—	87,754	—
Commercial paper (3)	30,890	—	30,890	—
Certificate of deposit (2)	9,817	—	9,817	—
Total Assets	$461,877	$13,270	$448,607	$—

The following footnotes indicate where the noted items were recorded in the Consolidated Balance Sheet at December 31, 2011:

(1) Reported as cash and cash equivalents.

(2) Reported as short-term investments.

(3) Reported as either cash and cash equivalents or short-term investments.

The following is a list of the Company's assets required to be measured at fair value on a recurring basis and where they were classified within the hierarchy as of December 31, 2010 (in thousands):

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Marketable Securities				
Money market funds (1)	$ 7,789	$7,789	$ —	$ —
Bank deposits (1)	74	74	—	—
Commercial paper (2)	57,468	—	57,468	—
Municipal bonds and notes (2)	151,548	—	151,548	—
Corporate bonds and notes (3)	114,369	—	114,369	—
Treasury and agency notes and bills (3)	121,746	—	121,746	—
Total marketable securities	452,994	7,863	445,131	—
Assets held for sale (4)	4,033	603	—	3,430
Total Assets	$457,027	$8,466	$445,131	$3,430

The following footnotes indicate where the noted items were recorded in the Consolidated Balance Sheet at December 31, 2010:

(1) Reported as cash and cash equivalents.

(2) Reported as either cash and cash equivalents or short-term investments.

(3) Reported as short-term investments.

(4) Reported in property and equipment, net.

Until exercised and settled in 2010, the Company identified an agreement with its money manager which granted the Company certain rights, including right of the Company to sell certain investments at par value (the "Rights"), as a Level 3 asset. The fair value of the Rights was determined based on the probable recovery of the underlying investments at par as compared to the fair value of these investments.

Nonrecurring Fair Value Measurements

The Company measures certain assets at fair value on a nonrecurring basis. These assets include property and equipment that are written down to fair value when they were reclassified as held for sale and impaired. Level 3 assets also include property and equipment classified as assets held for sale. The fair value for these property and equipment was determined using cost approach based on the condition, market and functionality of these assets, supplemented by market research. At December 31, 2011, all such assets were disposed of.

The table below presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2010 (in thousands):

	Rights (Level 3)	Assets Held for Sale (Level 3)	Available-for-sale and trading securities (Level 3)	Total (Level 3)
Balance at December 31, 2009	$ 1,127	$ —	$ 15,691	$ 16,818
Purchases, sales, issuances and settlements, net	—	3,430	(18,165)	(14,735)
Total gains or losses (realized and unrealized):				
Included in earnings	(1,127)	—	1,881	754
Included in other comprehensive income	—	—	593	593
Transfers in (out) of Level 3	—	—	—	—
Balance at December 31, 2010	$ —	$ 3,430	$ —	$ 3,430
Purchases, sales, issuances and settlements, net	—	(3,430)	—	(3,430)
Total gains or losses (realized and unrealized):				—
Included in earnings	—	—	—	—
Included in other comprehensive income	—	—	—	—
Transfers in (out) of Level 3	—	—	—	—
Balance at December 31, 2011	$ —	$ —	$ —	$ —

NOTE 7 – GOODWILL AND IDENTIFIED INTANGIBLE ASSETS

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Identified intangible assets consist of acquired patents, existing technology, trade names, assembled workforce and non-compete agreements resulted from business combinations, and acquired patents under asset purchase agreements. Except for intangible assets used in process research and development which have an indefinite useful live until the completion or abandonment of the associated research and development efforts, identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from two to 15 years.

The Company reviews impairment of goodwill annually during its fourth quarter and impairment of goodwill and other intangible assets whenever events or changes in circumstances occur that could indicate the carrying value may not be recoverable in accordance with the authoritative guidance. Changes in circumstances that could indicate that the carrying value of the Company's goodwill and intangible assets not be recoverable may include, but are not limited to: a decline in future cash flows, slow adoption of products by customers, significant decline in growth rates in units or revenues in the industry in which the reporting unit operates, a more-likely-than-not expectation that the fair value of goodwill or assets will be adversely impacted when a reporting unit or a significant portion of a reporting unit is sold or otherwise disposed of, or if the Company's market capitalization is below its book value of equity.

To evaluate for impairment, the Company utilizes a two-step process. The first step requires the Company to compare the fair value of each reporting unit to its carrying value including allocated goodwill. The Company determines the fair value of its reporting units using an equal weighting of the results derived from an income approach and a market approach. The income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as future revenue growth rates, new product and technology introductions, gross margins, operating expenses, discount rates, future economic and market conditions, and other assumptions. The market approach estimates the fair value of the Company's equity by utilizing the market comparable method which is based on revenue multiples from comparable companies in similar lines of business. If the carrying value of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit with the carrying value of the reporting unit. An impairment charge is recognized for the excess of the carrying value of the reporting unit over its implied fair value. Determining the fair value of a reporting unit is subjective in nature and requires the use of significant estimates and assumptions, including revenue growth rates and operating margins, discount rates and future market conditions, among others.

As a result of the Company's impairment analysis, completed in the fourth quarter of 2011, the Company recorded an impairment charge of goodwill of $49.7 million for the year ended December 31, 2011, all of which was included in the DigitalOptics segment. The Company recorded the impairment charge due primarily to the low market price of the Company's common stock, which resulted in the Company's market capitalization being significantly lower than the book value of equity for an extended period of time. Accordingly, the carrying value of goodwill was zero at December 31, 2011. For the years ended December 31, 2010 and 2009, no impairment of goodwill was recorded.

The changes to the carrying value of goodwill, which were all allocated to the DigitalOptics segment (formerly known as the Imaging and Optics segment), from January 1, 2010 through December 31, 2011 are reflected below (in thousands):

	DigitalOptics
January 1, 2010	$ 45,150
Goodwill acquired through the Siimpel Corporation acquisition	4,503
December 31, 2010	49,653
Impairment of goodwill	(49,653)
December 31, 2011	$ —

Identified intangible assets consisted of the following (in thousands):

	Average Life (Years)	December 31, 2011 Gross Assets	December 31, 2011 Accumulated Amortization	December 31, 2011 Net	December 31, 2010 Gross Assets	December 31, 2010 Accumulated Amortization	December 31, 2010 Net
Acquired patents	3-15	$132,553	$(21,901)	$110,652	$ 63,894	$(13,345)	$50,549
Existing technology	5-10	54,196	(32,032)	22,164	54,162	(25,105)	29,057
Customer contracts	3-9	11,900	(6,808)	5,092	11,900	(5,386)	6,514
Trade name	4-10	3,620	(2,102)	1,518	3,620	(1,695)	1,925
In-process research and development	Indefinite	1,900	—	1,900	1,900	—	1,900
Non-competition agreements	2	1,400	(1,400)	—	1,400	(1,400)	—
Assembled workforce	4	300	(300)	—	300	(289)	11
		$205,869	$(64,543)	$141,326	$137,176	$(47,220)	$89,956

Amortization expense for the years ended December 31, 2011, 2010 and 2009 amounted to $17.3 million, $14.7 million and $12.1 million, respectively.

As of December 31, 2011, the estimated future amortization expense of intangible assets, excluding the in-process research and development, is as follows (in thousands):

2012	$ 24,145
2013	23,282
2014	21,471
2015	20,288
2016	16,594
Thereafter	33,646
	$139,426

NOTE 8 – NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share amounts):

	Years Ended December 31,		
	2011	2010	2009
Numerator:			
Net income (loss)	$(19,300)	$57,346	$69,796
Denominator:			
Weighted average common shares outstanding	51,135	50,240	49,203
Less: Unvested common shares subject to repurchase	(53)	(170)	(377)
Total shares-basic	51,082	50,070	48,826
Effect of dilutive securities			
Stock awards	—	138	244
Restricted stock	—	242	195
Total shares-diluted	51,082	50,450	49,265
Net income (loss) per common share-basic	$ (0.38)	$ 1.15	$ 1.43
Net income (loss) per common share-diluted	$ (0.38)	$ 1.14	$ 1.42

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period, excluding any unvested restricted stock awards that are subject to repurchase. Diluted net income (loss) per share is computed using the treasury stock method to calculate the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential dilutive common shares include unvested restricted stock awards and units and the incremental common shares issuable upon the exercise of stock options, less shares from assumed proceeds. The assumed proceeds calculation includes actual proceeds to be received from the employee upon exercise, the average unrecognized compensation cost during the period and any tax benefits that will be credited upon exercise to additional paid in capital.

For the year ended December 31, 2011, the Company excluded from net loss per share calculations approximately 6.4 million shares of common stock subject to stock options, restricted stock awards and units because their effect on net loss per share was anti-dilutive. For the years ended December 31, 2010 and 2009, approximately 5.6 million and 5.3 million shares of common stock, respectively, subject to stock options, restricted stock awards and units were excluded from the computation of diluted net income per share as they were anti-dilutive.

NOTE 9 – STOCKHOLDERS' EQUITY

Stock Repurchase Programs

In August 2007, the Board of Directors authorized a plan to repurchase up to a maximum total of $100 million of the Company's outstanding shares of common stock dependent on market conditions, share price and other factors. As of December 31, 2011 and December 31, 2010, the Company had repurchased a total of 645,000 shares of common stock since inception of the plan, at an average price of $16.26 per share for a total cost of $10.5 million. The shares repurchased are recorded as treasury stock and are accounted for under the cost method. No expiration date has been specified for this plan. As of December 31, 2011, the total amount available for repurchase was $89.5 million. The Company may continue to execute authorized repurchases from time to time under the plan.

Stock Option Plans

The 1999 Plan

In February 1999, the Board of Directors adopted the 1999 Stock Option Plan ("1999 Plan") which was approved by the stockholders in May 1999. Under the 1999 Plan, incentive stock options may be granted to the Company's employees at an exercise price of no less than 100% of the fair value on the date of grant, and nonstatutory stock options may be granted to the Company's employees, non-employee directors and consultants at an exercise price of no less than 85% of the fair value. In both cases, when the optionees own stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the fair value on the date of grant. For options granted with an exercise price below fair market value, a stock-based compensation charge has been determined. Options granted under these plans generally have a term of ten years from the date of grant and vest over a four-year period. Shares issued in connection with the exercise of unvested options are subject to repurchase by the Company until such options vest. After December 2000, no further options were granted from the 1999 Plan. The Company has no intention of issuing additional grants under these plans. As of December 31, 2011, there were no shares reserved for grant under these plans and only cancellations under the 1999 Plan are recorded as available for grant.

The 2003 Plan

In February 2003, the Board of Directors adopted and the Company's stockholders approved the 2003 Equity Incentive Plan ("2003 Plan"). Under the 2003 Plan, incentive stock options may be granted to the Company's employees at an exercise price of no less than 100% of the fair value on the date of grant, and nonstatutory stock options may be granted to the Company's employees, non-employee directors and consultants at an exercise price of no less than 85% of the fair value. In both cases, when the optionees own stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the fair value on the date of grant. Options, restricted stock awards, and restricted stock units granted under this plan generally have a term of ten years from the date of grant and vest over a four-year period. Restricted stock, performance awards, dividend equivalents, deferred stock, stock payments and stock appreciation rights may also be granted under the 2003 Plan either alone, in addition to, or in tandem with any options granted thereunder. Restricted stock awards and units are full-value awards that reduce the number of shares reserved for grant under this plan by one and one-half shares for each share granted. The vesting criteria for restricted stock awards and units is generally the passage of time or meeting certain performance-based objectives, and continued employment through the vesting period generally over four years. As of December 31, 2011, there were 5,052,000 shares reserved for future grant under this plan.

In July 2009, the Company completed an offer to exchange certain employee stock options under the 2003 Plan (the "Exchange"). Pursuant to the Exchange, eligible options to purchase an aggregate of 1,137,642 shares of the Company's common stock were tendered and accepted. In exchange for the options tendered, the Company granted replacement options to purchase an aggregate of 926,548 shares of common stock under the 2003 Plan on July 1, 2009. The exercise price per share of each replacement option granted in the Exchange was $25.78, the closing price of the Company's common stock as reported by The NASDAQ Global Select Market on July 1, 2009. The replacement options granted will vest over a three-year period where one-third of the shares will vest and become exercisable on the one-year anniversary of the replacement grant date, with the remaining shares vesting and becoming exercisable in equal monthly increments over the 24 months following the first anniversary of the replacement grant date. The Exchange was accounted for as a modification, which did not result in any incremental compensation expense. The remaining compensation expense associated with the eligible options exchanged will be recognized over the requisite period of the replacement options which is generally the vesting period.

A summary of the activity is presented below (in thousands, except years and per share amounts):

	Shares	Shares Outstanding: Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at December 31, 2008	6,779	$24.25		
Options granted	1,917	24.09		
Options exercised	(1,033)	16.41		
Options cancelled / forfeited / expired	(1,804)	33.49		
Options outstanding at December 31, 2009	5,859	$22.74		
Options granted	950	17.49		
Options exercised	(204)	12.75		
Options cancelled / forfeited / expired	(222)	27.97		
Options outstanding at December 31, 2010	6,383	$22.09		
Options granted	1,900	15.17		
Options exercised	(239)	15.02		
Options cancelled / forfeited / expired	(1,225)	23.48		
Options outstanding at December 31, 2011	6,819	$20.16	6.17	$5,397
Vested and expected to vest at December 31, 2011	6,673	$20.26	6.11	$5,132
Exercisable at December 31, 2011	4,014	$22.37	4.63	$1,585

The following table summarizes information about stock options outstanding and exercisable under all of the Company's plans at December 31, 2011 (in thousands, except years and per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices per Share	Number Outstanding (in thousands)	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Number Exercisable (in thousands)	Weighted Average Exercise Price per Share
$0.85 - $16.02	1,656	8.07	$13.59	520	$13.72
$16.14 - $17.81	1,491	7.52	$17.16	720	$17.37
$17.84 - $19.75	1,480	5.60	$19.03	989	$19.29
$19.79 - $26.16	1,406	5.21	$25.40	1,005	$25.59
$26.80 - $44.27	786	2.38	$32.50	780	$32.53
$0.85 - $44.27	6,819	6.17	$20.16	4,014	$22.37

Restricted Stock Awards and Units

Information with respect to outstanding restricted stock awards and units as of December 31, 2011 is as follows (in thousands, except for per share amounts):

	Number of Shares Subject to Time-based Awards	Number of Shares Subject to Performance-based awards	Total Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balance at December 31, 2008	716	209	925	$29.91
Awards and units granted	123	220	343	$24.50
Awards and units vested / earned	(272)	(8)	(280)	$33.14
Awards and units cancelled / forfeited	(41)	(26)	(67)	$27.83
Balance at December 31, 2009	526	395	921	$27.07
Awards and units granted	760	228	988	$16.60
Awards and units vested / earned	(256)	(49)	(305)	$30.40
Awards and units cancelled / forfeited	(50)	(9)	(59)	$22.40
Balance at December 31, 2010	980	565	1,545	$19.89
Awards and units granted	261	—	261	$16.07
Awards and units vested / earned	(331)	(113)	(444)	$23.31
Awards and units cancelled / forfeited	(180)	(191)	(371)	$19.25
Balance at December 31, 2011	730	261	991	$17.60

Performance Awards and Units

Performance awards and units may be granted to employees or consultants based upon, among other things, the contributions, responsibilities and other compensation of the particular employee or consultant. The value and the vesting of such performance awards and units are generally linked to one or more performance goals or other specific performance goals determined by the Company, in each case on a specified date or dates or over any period or periods determined by the Company, and range from zero to 100 percent of the grant.

Employee Stock Purchase Plan

In August 2003, the Board of Directors adopted the 2003 Employee Stock Purchase Plan, which was approved by the Company's stockholders in September 2003. The Company initially reserved 200,000 shares of common stock for issuance under the 2003 Employee Stock Purchase Plan. The reserve will automatically increase on the first day of each fiscal year during the term of the ESPP by an amount equal to the lesser of (1) 200,000 shares, (2) 1.0% of the Company's outstanding shares on such date or (3) a lesser amount determined by the Board of Directors. In June 2008, the Board of Directors adopted the International Employee Stock Purchase Plan which reserves 200,000 shares of common stock for issuance under this plan. The 2003 Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (collectively, "ESPP") are designed to allow eligible employees residing in the U.S. or internationally to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

The ESPP has a series of consecutive, overlapping 24-month offering periods. The first offering period commenced February 1, 2004, the effective date of the ESPP, as determined by the Board of Directors.

Individuals who own less than 5% of the Company's voting stock, are scheduled to work more than 20 hours per week and whose customary employment is for more than five months in any calendar year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the ESPP at the beginning of any subsequent semi-annual purchase period.

Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will apply to the purchase of shares on each semi-annual purchase date. The purchase price per share will equal 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

An eligible employee's right to buy the Company's common stock under the ESPP may not accrue at a rate in excess of $25,000 of the fair market value of such shares per calendar year for each calendar year of an offering period.

If the fair market value per share of the Company's common stock on any purchase date is less than the fair market value per share on the start date of the 24-month offering period, then that offering period will automatically terminate and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

In the event of a proposed sale of all or substantially all of the Company's assets, or merger with or into another company, the outstanding rights under the ESPP will be assumed or an equivalent right substituted by the successor company or its parent or subsidiary. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will equal 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

The ESPP will terminate no later than the tenth anniversary of the ESPP's initial adoption by the Board of Directors.

As of December 31, 2011, there were 391,000 shares reserved for grant under the ESPP.

NOTE 10 – STOCK-BASED COMPENSATION EXPENSE

The effect of recording stock-based compensation expense for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Cost of revenues	$ 458	$ 579	$ 666
Research, development and other related costs	8,233	10,937	10,989
Selling, general and administrative	16,879	16,479	16,268
Total stock-based compensation expense	25,570	27,995	27,923
Tax effect on stock-based compensation expense	(7,705)	(8,349)	(7,676)
Net effect on net income (loss)	$17,865	$19,646	$20,247

The stock-based compensation expense categorized by various equity components for the years ended December 31, 2011, 2010 and 2009 is summarized in the table below (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Employee stock options	$16,468	$14,537	$16,262
Restricted stock awards and units	7,049	11,041	9,690
Employee stock purchase plan	2,053	2,417	1,971
Total stock-based compensation expense	$25,570	$27,995	$27,923

During the years ended December 31, 2011, 2010 and 2009, the Company granted 1,900,000, 950,000 and 1,917,000 shares of stock options, respectively. The 2011, 2010 and 2009 estimated per share fair value of those grants was $8.24, $9.60 and $6.37, respectively, before estimated forfeitures.

The total fair value of options vested during the years ended December 31, 2011, 2010 and 2009 was $12.1 million, $14.8 million and $13.7 million, respectively. The total fair value of restricted stock awards vested during the years ended December 31, 2011, 2010 and 2009 was $10.3 million, $9.3 million and $9.3 million, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was $1.0 million, $1.7 million and $10.5 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

As of December 31, 2011, the unrecognized stock-based compensation balance after estimated forfeitures related to unvested stock options was $21.3 million to be recognized over an estimated weighted average amortization period of 2.7 years and $13.9 million related to restricted stock awards and units, including performance-based awards and units, to be recognized over an estimated weighted average amortization period of 2.7 years. As of December 31, 2010, the unrecognized stock-based compensation balance after estimated forfeitures related to unvested stock options was $24.9 million to be recognized over an estimated weighted average amortization period of 2.3 years and $21.2 million related to restricted stock awards and units, including performance-based awards and units, to be recognized over an estimated weighted average amortization period of 3.0 years.

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of stock-based awards. The fair value of each option grant is determined on the date of grant and the expense is recorded on a straight-line basis. The assumptions used in the model include expected life, volatility, risk-free interest rate, and dividend yield. The Company's determinations of these assumptions are outlined below.

Expected life – The expected life assumption is based on analysis of the Company's historical employee exercise patterns. The expected life of options granted under the ESPP represents the offering period of two years.

Volatility – Volatility is calculated using the historical volatility of the Company's common stock for a term consistent with the expected life. Historical volatility of the Company's common stock is also utilized for the ESPP.

Risk-free interest rate – The risk-free interest rate assumption is based on the U.S. Treasury rate for issues with remaining terms similar to the expected life of the options.

Dividend yield – The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option pricing model.

In addition, the Company estimates forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Historical data is used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The following assumptions were used to value the options granted:

	Years Ended December 31,		
	2011	**2010**	**2009**
Expected life (years)	3.7	3.8	3.7
Risk-free interest rate	0.6 - 1.8%	1.0 - 2.6%	1.2 - 1.7%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	66.7 - 76.7%	73.4 - 75.7%	73.5 - 76.8%

The following assumptions were used to value the ESPP shares:

	Years Ended December 31,		
	2011	2010	2009
Expected life (years)	2.0	2.0	0.5 -2.0
Risk-free interest rate	0.4 - 0.6%	0.4 - 0.9%	0.9 - 2.2%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	43.7 - 79.7%	55.9 - 96.1%	47.1 - 117.1%

For the years ended December 31, 2011, 2010 and 2009, an aggregate of 371,000, 406,000 and 257,000 common shares, respectively, were purchased pursuant to the ESPP.

Modifications

From time to time, the Company enters into consulting agreements with its departing employees. Some of these agreements may include continued vesting of the departing employees' stock awards and an extension of the exercise period from the standard 90 days from employment termination date to the termination of the consulting agreement. As a result of modifications related to former employees, the Company incurred stock-based compensation expense of $5.2 million, $2.6 million, and $3.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 11 – RESTRUCTURING AND OTHER CHARGES

In January 2011, the Company announced a reorganization of its DigitalOptics segment to focus on key growth opportunities including EDoF, Zoom and MEMS-based auto-focus and a reduction of DigitalOptics employees by up to 15% of the Company's worldwide employee base along with certain headquarters support functions. In August 2011, the Company announced a commitment to undertake a workforce reduction at its Yokohama, Japan development facility and to close that facility in order to optimize the Company's operations. Expenses incurred as a result of these activities consisted of severance, costs related to the continuation of certain employee benefits and expenses related to the closure of the facility and termination of the operating lease, and are recorded in restructuring and other charges on the statement of operations. Total restructuring and other charges related to these activities was $5.2 million, all of which were expensed in the year ended December 31, 2011. At December 31, 2011, accrued restructuring and other charges were $1.3 million. The completion date for these activities is expected to be by February 2012.

NOTE 12 – BENEFIT PLAN

The Company maintains a 401(k) retirement savings plan that allows voluntary contributions by all employees upon their hire date. Eligible employees may elect to contribute up to the maximum amount allowed under Internal Revenue Service regulations. The Company can make discretionary contribution under the 401(k) plan. During the years ended December 31, 2011, 2010 and 2009, the Company contributed approximately $1.5 million, $1.3 million and $1.2 million, respectively, to the Plan.

NOTE 13 – INCOME TAXES

The components of income (loss) before income taxes are as follows (in thousands):

	Years ended December 31,		
	2011	2010	2009
U.S.	$ 18,070	$108,498	$143,078
Foreign	(27,385)	(5,073)	(19,917)
Total income (loss) before income taxes	$ (9,315)	$103,425	$123,161

The provision for income taxes consisted of the following (in thousands):

	Years ended December 31, 2011	2010	2009
Current:			
U.S. federal	$ 4,518	$37,044	$45,447
Foreign	8,092	9,628	8,634
State and local	(102)	7,628	7,679
Total current	12,508	54,300	61,760
Deferred:			
U.S. federal	(1,731)	(8,068)	(4,779)
Foreign	(544)	(2,058)	(2,306)
State and local	(248)	1,905	(1,310)
Total deferred	(2,523)	(8,221)	(8,395)
Provision for income taxes	$ 9,985	$46,079	$53,365

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Significant components of the company's deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2011	2010
Deferred tax assets		
Net operating loss carryforwards	$ 9,388	$ 6,953
Research tax credit	1,634	1,846
Expenses not currently deductible	17,769	25,138
Capitalized research and development costs	1	—
Gross deferred tax assets	28,792	33,937
Valuation allowance	(7,196)	(3,011)
Net deferred tax assets	21,596	30,926
Deferred tax liabilities		
Acquired intangible assets, foreign	(5,564)	(6,550)
Net deferred tax assets	$16,032	$24,376

At the years ended December 31, 2011 and 2010, the Company had a valuation allowance of $7.2 million and $3.0 million, respectively, related to state tax attributes, foreign jurisdiction losses, capital losses and impairment on marketable securities that the Company believes to be not realizable on a more-likely-than-not basis. The increase of $4.2 million in the valuation allowance in 2011 was due primarily to state tax attributes which the Company asserts to be not realizable.

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate is as follows:

	Years Ended December 31,		
	2011	2010	2009
U.S. federal statutory rate	35.0%	35.0%	35.0%
State, net of federal benefit (1)	3.8	9.2	5.2
Stock-based compensation expense	(9.2)	1.7	0.7
Tax exempt interest	3.5	(0.3)	(0.4)
Research tax credit and other	12.7	(1.2)	(0.9)
Foreign withholding tax	(85.2)	9.0	5.8
Foreign losses not benefited	19.3	1.5	4.1
Foreign tax rate differential	7.4	(1.4)	0.9
Foreign tax credit	76.2	(8.5)	(5.8)
Goodwill impairment	(168.8)	—	—
Others	(1.9)	(0.4)	(1.3)
Total	(107.2)%	44.6%	43.3%

(1) The decrease in the state effective tax rate in 2011 from 2010 is primarily attributable to the change in California state tax law.

As of December 31, 2011, the Company had federal net operating loss carryforwards of approximately $7.6 million and state net operating loss carryforwards of approximately $129.1 million. All of the federal and state net operating loss carryforwards are carried over from the acquired entities, Digital Optics Corporation in 2006 and Siimpel Corporation in 2010. These operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2014, and will continue to expire through 2026. In addition, the Company has research tax credit carryforwards of approximately $0.6 million for federal purposes, which will start to expire in 2013, and will continue to expire through 2024. The Company also has research tax credit carryforwards of approximately $0.5 million for state purposes and $0.7 million for foreign purposes, which do not expire. Under the provisions of the Internal Revenue Code, substantial changes in the Company's or its acquired subsidiaries' ownership may limit the amount of net operating loss carryforwards that can be utilized annually in the future to offset taxable income.

As of December 31, 2011, unrecognized tax benefits approximated $3.8 million, of which $2.5 million would affect the effective tax rate if recognized. As of December 31, 2010, unrecognized tax benefits approximated $4.8 million, of which $3.2 million would affect the effective tax rate if recognized. It is reasonably possible that unrecognized tax benefits may decrease by $0.1 million to $0.2 million in the next 12 months due to the expected lapse of a foreign statute of limitation relating to tax incentives and the conclusion of a foreign tax exam.

The reconciliation of unrecognized tax benefits for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Total unrecognized tax benefits at January 1	$4,837	$4,533	$4,205
Gross increases and decreases due to tax positions taken in prior periods	87	—	—
Gross increases and decreases due to tax positions taken in the current period	520	476	328
Gross increases and decreases due to settlements with taxing authorities	(961)	—	—
Gross increases and decreases due to lapses in applicable statutes of limitations	(713)	(172)	—
Total unrecognized tax benefits at December 31	$3,770	$4,837	$4,533

It is the Company's policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2011, 2010, and 2009, the Company recognized an insignificant amount of interest and penalties related to unrecognized tax benefits. For the years ended December 31, 2011 and 2010, the Company accrued $0.3 million and $0.5 million, respectively, of interest and penalties related to unrecognized tax benefits.

At December 31, 2011, the Company's 2007 through 2011 tax years were open and subject to potential examination in one or more jurisdictions. In addition, in the U.S., any net operating losses or credits that were generated in prior years but utilized in the open years may also be subject to examination. The Company is currently under Internal Revenue Service examination related to its 2008 and 2009 tax returns and under review in Israel on a 2007 subsidiary liquidation. The Company is not currently under state income tax examination.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Lease and Purchase Commitments

The Company leases office and research facilities and office equipment under operating leases which expire at various dates through 2016. Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2011, 2010 and 2009 amounted to $3.1 million, $2.9 million and $2.6 million, respectively.

As of December 31, 2011, future minimum lease payments are as follows (in thousands):

	Lease Obligations	Purchase Obligations	Total Obligations
2012	$2,813	$1,915	$ 4,728
2013	2,439	280	2,719
2014	1,970	—	1,970
2015	928	—	928
2016	2	—	2
Thereafter	—	—	—
	$8,152	$2,195	$10,347

Contingencies

The Company cannot predict the outcome of any of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

Tessera, Inc. v. Advanced Micro Devices, Inc. et al., Civil Action No. 05-04063 (N.D. Cal.)

On October 7, 2005, Tessera, Inc. filed a complaint for patent infringement against Advanced Micro Devices, Inc. ("AMD") and Spansion LLC in the United States District Court for the Northern District of California, alleging infringement of U.S. Patent Nos. 5,679,977, 5,852,326, 6,433,419 and 6,465,893 arising from AMD's and Spansion LLC's respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. Tessera, Inc. seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. Tessera, Inc. also seeks other relief, including enjoining AMD and Spansion LLC from continuing to infringe these patents.

On December 16, 2005, Tessera, Inc. filed a first amended complaint to add Spansion Inc. and Spansion Technology, Inc. to the lawsuit.

On January 31, 2006, Tessera, Inc. filed a second amended complaint to add claims for breach of contract and/or patent infringement against several new defendants, including Advanced Semiconductor Engineering, Inc., ASE (U.S.) Inc., ChipMOS Technologies, Inc., ChipMOS U.S.A., Inc., Siliconware Precision Industries Co. Ltd, Siliconware USA Inc., STMicroelectronics N.V., STMicroelectronics, Inc., STATS ChipPAC Ltd., STATS ChipPAC, Inc. and STATS ChipPAC Ltd. (BVI). The defendants in this action have asserted affirmative defenses to Tessera, Inc.'s claims, and some of them have brought related counterclaims alleging that the Tessera, Inc. patents at issue are invalid, unenforceable and not infringed, and/or that Tessera, Inc. is not the owner of the patents.

These actions were stayed pending completion of Investigation No. 337-TA-605, including appeals, before the International Trade Commission ("ITC"). That stay was lifted on January 4, 2012.

On January 4, 2012 the court set a fact discovery cut-off date of January 18, 2013, a hearing on claim construction and certain dispositive motions on December 5, 2013, and a trial date of April 7, 2014.

On January 9, 2012, STMicroelectronics, Inc., STMicroelectronics N.V., Spansion Inc., Spansion Technology LLC, and Spansion LLC (together with the Reorganized Debtors/Plaintiffs in *Spansion Inc., et al. v. Tessera, Inc.*, CV 10-04954) filed an administrative motion to continue the stay in this lawsuit pending resolution of the Company's Motion to Re-Open Investigation To Institute Bond Forfeiture Proceedings in Investigation No. 337-TA-605 before the ITC. The court denied the motion to stay on January 24, 2012.

Tessera Technologies, Inc. v. Hynix Semiconductor Inc. et. al, Case No. 1-06-CV-076688 (Cal. Super. Ct.)

On December 18, 2006, Tessera Technologies, Inc. filed a complaint against Hynix Semiconductor Inc. and Hynix Semiconductor America, Inc. (collectively, "Hynix") in the Superior Court of the State of California, for the County of Santa Clara, alleging violations of California antitrust law and California common law based on Hynix's alleged anticompetitive actions in markets related to synchronous DRAM. The Company also seeks other relief, including enjoining Hynix from continuing their alleged anticompetitive actions. On June 1, 2007, the Superior Court overruled the demurrer to the Company's Cartwright Act claims against Hynix, thus allowing the claims to proceed. On September 14, 2007, the court overruled another demurrer to the Company's claim for interference with contract and business relations, allowing those claims to proceed as well.

On September 17, 2009, the judge to whom the case previously had been assigned filed a petition with the Judicial Council to coordinate the lawsuit with the *Rambus v. Micron* lawsuit pending before Judge Kramer in the San Francisco County Superior Court (Case No. 04-0431105). On October 15, 2009, the Judicial Council issued an order appointing Judge Kramer as the coordination motion judge. In December 2009, the lawsuit was formally coordinated with the *Rambus v. Micron* lawsuit.

Fact and expert discovery in the action are closed, with the exception of supplemental expert discovery that will take place before trial. On June 12, 2009, Hynix filed three motions for summary adjudication, addressing among other things the Company's standing to bring antitrust claims, its permitted damages, and the propriety of its causes of action for violation of certain California state laws. The Company's oppositions to the summary adjudication motions were filed on August 14, 2009. The hearing on Hynix's motions took place on February 22, 2010 and February 24, 2010. The court denied Hynix's motion for summary adjudication for alleged lack of standing and Hynix's motion for summary adjudication regarding the Company's claims for damages. The court granted Hynix's motion to dismiss the Company's intentional interference claim. The court held hearings in August and September 2010 on several motions *in limine*. At present, no trial date has been set. The parties are proceeding with trial preparation activities and are next scheduled to appear for pretrial matters on March 22, 2012.

In re Certain Semiconductor Chips With Minimized Chip Package Size and Products Containing Same, ITC No. 337-TA-605

On April 17, 2007, Tessera, Inc. filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC officially instituted an investigation as requested by Tessera, Inc. on May 21, 2007. The respondents are ATI Technologies, Inc., Freescale Semiconductor, Inc., Motorola, Inc., Qualcomm, Inc., Spansion, Inc., Spansion, LLC and STMicroelectronics N.V. The ITC, among other things, investigated infringement of U.S. Patent Nos. 5,852,326 and 6,433,419, and considered Tessera, Inc.'s request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing the respondents with domestic inventories to desist from activities with respect to infringing products.

On September 19, 2007, the ITC issued an order setting key dates for the investigation, including for the ITC hearing which was scheduled to run from February 25, 2008 to February 29, 2008. On October 17, 2007, the investigation was assigned to Administrative Law Judge Theodore Essex.

On June 11, 2007, the respondents filed a motion to stay the investigation pending the completion of reexamination proceedings relating to the asserted Tessera, Inc. patents. Tessera, Inc. opposed the motion on June 21, 2007; Judge Essex did not rule on the motion. On February 22, 2008, the respondents filed a renewed motion to stay the ITC action pending completion of reexamination proceedings relating to the patents at issue, in view of office actions issued by the United States Patent and Trademark Office ("PTO") in the reexamination of these patents described below in Reexamination Proceedings. An initial hearing of the matter was held on February 25, 2008, and Tessera, Inc. further opposed the motion in writing on that date. On February 26, 2008, Judge Essex ruled that the action would be stayed in view of the pending reexamination proceedings relating to the patents at issue.

On March 4, 2008, Tessera, Inc. filed a Request for Emergency Review with the ITC, seeking reversal of the order staying the case, and seeking reinstatement of the hearing date. On March 27, 2008, the ITC issued an order reversing the stay, and requiring that the hearing proceedings be rescheduled for the earliest practicable date. On April 29, 2008, the ITC issued its confidential written opinion regarding reversal of the stay.

The five-day hearing began on July 14, 2008, and was completed on July 18, 2008. On October 16, 2008, Judge Essex issued an order extending the target date for completion of the investigation by the ITC from February 20, 2009 to April 3, 2009, and extended the target date for issuance of the initial determination regarding violation from October 20, 2008 to December 1, 2008.

On December 1, 2008, Judge Essex issued the Initial Determination on Violation of Section 337 and Recommended Determination on Remedy and Bond. He found, among other things, that Tessera, Inc. had established a domestic industry in the United States due to Tessera, Inc.'s licensing program, that the asserted patents are valid, but that Tessera, Inc. had failed to prove infringement of the asserted claims of the patents-in-suit.

On December 15, 2008, Tessera, Inc., certain respondents, and the Staff filed petitions for review of the Initial Determination. The parties filed replies to each others' petitions for review on December 23, 2008.

On January 29, 2009, the Commission announced that it had decided to review the Initial Determination in part. Specifically, the Commission determined to review, among other issues, Judge Essex's findings that the respondents' accused devices do not infringe the asserted claims and that a particular prior art device does not anticipate the asserted patents under 35 U.S.C. §§ 102(b) or (g). The Commission originally set a deadline of February 13, 2009 for the parties to submit responses to particular questions posed by the Commission, with February 23, 2009 set as the deadline for reply submissions. The Commission later extended those deadlines to February 23, 2009 and March 5, 2009, respectively.

On March 12, 2009, respondents Spansion, Inc. and Spansion LLC (collectively, "Spansion") filed a Notice of Commencement of Bankruptcy Proceedings and Automatic Stay, notifying the Commission of Spansion's recent filings for bankruptcy and asserting that certain administrative claims against Spansion must be stayed pursuant to Section 362 of the Bankruptcy Code. On March 18, 2009, Tessera, Inc. filed a response to Spansion's filing, noting that Spansion did not expressly claim that the bankruptcy filing required a stay of this action. On March 23, 2009, the ITC staff submitted a response to Spansion's filing, asserting that Spansion's bankruptcy filing does not require any stay of the investigation against Spansion. On May 20, 2009, the ITC denied Spansion's request to stay the investigation against Spansion.

On March 26, 2009, the Commission issued a Notice of Commission Decision to Request Additional Briefing on Remedy and to Extend the Target Date. Pursuant to the notice, the Commission requested additional briefing from the parties, or from any interested third parties, addressing three issues specified in the notice regarding the appropriateness of Tessera, Inc.'s proposed remedy. The Commission also determined that the target date for issuance of its final determination would be extended from April 14, 2009 until May 20, 2009. Initial written submissions in response to the Commission's notice were filed by Tessera, Inc., certain respondents, the ITC staff, and by certain third parties on April 10, 2009. Reply submissions were filed by Tessera, Inc., certain respondents, the ITC staff and certain third parties on April 20, 2009. On April 20, 2009, the Commission also issued an order permitting interested third parties to have an extra nine days, until April 29, 2009, to file additional reply submissions.

On May 20, 2009, the Commission issued its Final Determination in the action. The Commission, among other things, reversed Judge Essex's ruling that Tessera, Inc. had not proven infringement by the respondents, and ruled that Tessera, Inc. had established infringement. The Commission affirmed Judge Essex's ruling that the patents are not invalid. The Commission denied Tessera, Inc.'s request for a General Exclusion Order, but granted a Limited Exclusion Order against all respondents (and certain related entities) and Cease and Desist Orders against certain respondents (and certain related entities).

On or about July 19, 2009, the Presidential Review period expired, and no alterations were made to the ITC's orders in the investigation. The Investigation by the ITC has been appealed, as discussed immediately below.

On or about June 2, 2009, Motorola, Inc. and Tessera, Inc. entered into a settlement and license agreement regarding certain Tessera, Inc. technology, including the patents at issue in the ITC investigation.

In September 2010, the patents asserted in this action expired together with certain portions of the ITC's orders.

On January 4, 2012, Tessera, Inc. filed a motion seeking to recover the amounts of any bonds that were paid, or should have been paid, by the respondents during the presidential review period. Between January 19, 2012 and January 27, 2012, opposition, reply and sur-reply briefs were filed by certain parties in connection with this motion.

On January 26, 2012, Freescale Semiconductor, Inc. filed a motion for return of the bonds it posted during the presidential review period. Between February 6, 2012 and February 10, 2012, opposition and reply briefs were filed in connection with this motion.

Spansion, Inc. et al., v. International Trade Commission and Tessera, Inc., U.S. Court of Appeals for the Federal Circuit Case Nos. 2009-1460, 2009-1461, 2009-1462, and 2009-1465

On or about July 20, 2009, respondents ATI Technologies, Inc., Freescale Semiconductor, Inc., Qualcomm, Inc., Spansion, Inc., Spansion LLC and STMicroelectronics N.V. filed appeals of the ITC's Final Determination in Investigation No. 337-TA-605 with the United States Court of Appeals for the Federal Circuit. The appellants also filed certain "emergency" motions seeking a stay of the ITC's limited exclusion order and cease and desist orders during the pendency of the appeal proceedings, as well as an immediate stay of those ITC orders while the Federal Circuit considered briefing as to whether to grant a stay during the appeal.

On July 22, 2009, the Federal Circuit issued an order consolidating appeals from the ITC's 337-TA-605 investigation, and ordering Tessera, Inc. and the ITC to file responses to the appellants' motion to stay no later than July 29, 2009. On July 29, 2009, Tessera, Inc. and the ITC each filed their briefing in opposition to a stay of the ITC's orders during the appeal. On August 3, 2009, the respondents filed a reply brief in support of their motion. On August 4, 2009, Tessera, Inc. filed a supplemental response to the respondents' reply brief. Also on August 4, 2009, the Federal Circuit issued an order denying Tessera, Inc.'s request for leave to file a brief in excess of the usual page limits, and ordered Tessera, Inc. to file a corrected version of its July 29, 2009 brief consisting of no more than 20 pages. Tessera, Inc. filed its corrected brief on August 6, 2009. On September 8, 2009, the Federal Circuit denied the motions for a stay.

On September 22, 2009, respondents ATI Technologies, Inc. and Freescale Semiconductor, Inc. filed a Combined Motion for Reconsideration and Suggestion for Rehearing En Banc of the Federal Circuit's denial of their stay motion. Tessera, Inc. opposed the motion on October 5, 2009. The ITC also opposed the motion on October 5, 2009. On October 23, 2009, the Federal Circuit ruled in Tessera, Inc.'s favor, denying the respondents' request to stay the limited exclusion order and cease and desist orders during the appeal. The Federal Circuit also notified the parties that it had circulated the petition for rehearing en banc to the court. On November 5, 2009, the petition for rehearing en banc was denied.

On October 30, 2009, the respondents filed their appellate briefing regarding the merits of the ITC's ruling. Tessera, Inc. filed its response brief in the appeal on January 15, 2010, and the respondents' reply briefs were filed on February 19, 2010. Oral argument occurred on June 9, 2010. On December 21, 2010, the U.S. Court of Appeals for the Federal Circuit affirmed the ITC's Final Determination and remedial orders in their entirety.

On February 4, 2011, Qualcomm, Inc. filed a petition for panel rehearing and rehearing en banc; ST-Microelectronics N.V., Freescale Semiconductor, Inc., Spansion, Inc. and Spansion LLC and ATI Technologies, ULC filed a petition for rehearing en banc. On February 10, 2011 the Federal Circuit requested that Tessera, Inc. respond to the motions for rehearing by February 24, 2011. In addition, ATI Technologies, ULC filed a motion to vacate the Federal Circuit's opinion and dismiss the appeal as moot, to vacate the ITC's final determination, and to remand with directions to dismiss the complaint. Tessera, Inc. responded to these ATI motions on February 18, 2011. The motions for panel rehearing, rehearing en banc, and to vacate and dismiss were all denied. The Federal Circuit's decision affirming the ITC's judgment issued as a mandate on April 5, 2011.

On July 27, 2011, Spansion, Inc. and Spansion LLC, Freescale Semiconductor, Inc., ATI Technologies, ULC and ST-Microelectronics N.V. filed a petition for a writ of certiorari with the U.S. Supreme Court, and Qualcomm, Inc. also filed a petition for a writ of certiorari with the U.S. Supreme Court. Tessera, Inc. filed its response to the petitions on October 28, 2011. The Supreme Court denied the petitions on November 28, 2011.

Tessera, Inc. v. Motorola, Inc., et. al, Civil Action No. 2-07-CV-143 (E.D. Tex.)

On April 17, 2007, Tessera, Inc. filed a complaint against Motorola, Inc., Qualcomm, Inc., Freescale Semiconductor, Inc., and ATI Technologies, Inc. in the United States District Court for the Eastern District of Texas, alleging infringement of Tessera, Inc.'s U.S. Patent Nos. 5,852,326 and 6,433,419, arising from, among other things, the defendants' respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. Tessera, Inc. seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. Tessera, Inc. also seeks other relief, including enjoining the defendants from continuing to infringe these patents. The defendants have not yet answered Tessera, Inc.'s complaint. The parties agreed that the case would be temporarily stayed pending completion, including appeals, of ITC Investigation No. 337-TA-605 titled In re Certain Semiconductor Chips With Minimized Chip Package Size and Products Containing Same.

On or about June 2, 2009, Motorola, Inc. and Tessera, Inc. entered into a settlement and license agreement regarding certain Tessera, Inc. technology, including the patents at issue in this action. Tessera, Inc.'s request to dismiss Motorola, Inc. from the action was granted by the Court on June 8, 2009.

On December 28, 2011, defendant ATI Technologies filed a motion to dismiss and a motion to transfer the case to the Northern District of California, on the ground that the claims against it are allegedly duplicative of Tessera, Inc.'s complaint against its parent company, Advanced Micro Devices, Inc., in *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal.) described above. Also on December 28, 2011, defendants Qualcomm Incorporated, ATI Technologies, and Freescale Semiconductor, Inc. jointly moved to transfer the case to the Northern District of California, which those defendants contended was a more convenient, logical, and practical venue for this lawsuit.

On January 17, 2012, Tessera, Inc. and the defendants filed a stipulation to lift the stay and transfer this case to the United States District Court for the Northern District of California. Defendant ATI Technologies filed an unopposed motion to withdraw its motion to dismiss and motion to transfer. On January 18, 2012, the court signed the stipulation and ordered the case be transferred to the Northern District of California. The court also granted ATI Technologies' unopposed motion to withdraw its motion to dismiss and motion to transfer.

In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same (III), ITC No. 337-TA-630 (the "'630 ITC Action")

On December 7, 2007, Tessera, Inc. filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC officially instituted an investigation as requested by Tessera, Inc. on January 3, 2008. The respondents named in the complaint were A-Data Technology Co., Ltd., A-Data Technology (U.S.A.) Co., Ltd., Acer, Inc., Acer America Corp., Centon Electronics, Inc., Elpida Memory, Inc., Elpida Memory (USA) Inc., International Products Sourcing Group, Inc., Kingston Technology Co., Inc., Nanya Technology Corporation, Nanya Technology Corp., U.S.A., Peripheral Devices & Products Systems, Inc. d/b/a Patriot Memory, Powerchip Semiconductor Corp., ProMOS Technologies Inc., Ramaxel Technology Ltd., Smart Modular Technologies, Inc., TwinMOS Technologies, Inc., and TwinMOS Technologies USA Inc. In the Notice of Institution, the ITC stated that it would, among other things, investigate infringement of U.S. Patent Nos. 5,679,977, 6,133,627, 5,663,106, and 6,458,681, and consider Tessera, Inc.'s request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing parties with domestic inventories to desist from activities with respect to infringing products.

The action was assigned to Administrative Law Judge Bullock. On January 14, 2008, Judge Bullock issued a protective order in the action, and ground rules setting case procedures. On January 23, 2008, Judge Bullock issued an order setting the target date for completion of the investigation at April 14, 2009. On February 27, 2008, Judge Bullock ordered the hearing date to be set for September 22, 2008.

With the exception of the TwinMOS respondents, all of the respondents answered Tessera, Inc.'s complaint. On February 19, 2008, Tessera, Inc. filed a motion for an order to show cause why the TwinMOS respondents should not be found to be in default. Tessera, Inc.'s motion was granted. The TwinMOS respondents have not responded to the order to show cause.

On May 15, 2008, Tessera, Inc. filed a motion to withdraw U.S. Patent No. 6,458,681 from the ITC action. The respondents did not oppose the motion, and the motion was granted. In July 2008, the action was assigned to Judge Essex.

On May 21, 2008, Tessera, Inc. settled its dispute with one of the respondents, International Products Sourcing Group ("IPSG"), and entered into a settlement and license agreement with IPSG and its parent, Micro Electronics, Inc. As part of the settlement, IPSG and Micro Electronics acknowledged the validity and enforceability of the asserted patents, and further acknowledged that their accused products infringe those patents. IPSG has been dismissed from the ITC action. On August 14, 2008, Tessera, Inc. settled its dispute with another respondent, Peripheral Devices & Products Systems, Inc. ("PDP"), and entered into a settlement and license agreement with PDP. As part of the settlement, PDP, on behalf of itself and its parents, affiliates and subsidiaries, acknowledged the validity and enforceability of the asserted patents, and further acknowledged that its accused products infringe those patents. On September 22, 2008, Judge Essex granted the motion of A-DATA Technology Co., Ltd. and A-DATA Technology (USA) Co., Ltd. to dismiss those respondents from the ITC action based on their stipulation to a consent order pursuant to which they agreed not to import or sell for importation into the United States any products infringing Tessera, Inc.'s asserted patents.

A nine-day hearing in this action began on September 22, 2008 and was completed on October 3, 2008. The parties completed their initial post-hearing briefing on October 31, 2008. On January 2, 2009, Judge Essex issued an order extending the date for issuance of his initial determination regarding violation from January 14, 2009 until March 6, 2009. On February 10, 2009, Judge Essex again extended the date for issuance of his initial determination regarding violation until May 22, 2009, and extended the target date for completion of the Commission's investigation until September 22, 2009. On April 2, 2009, Judge Essex again extended the date for issuance of his initial determination regarding violation until July 17, 2009, and extended the target date for completion of the Commission's investigation until November 17, 2009. On June 12, 2009, Judge Essex again extended the date for issuance of his initial determination until August 28, 2009. The June 12, 2009 order also extended the target date for completion of the Commission's investigation until December 29, 2009.

In a separate June 12, 2009 order, Judge Essex requested briefing from the parties as to the effect, if any, of the Commission's opinion in the 337-TA-605 investigation on the infringement analysis that Judge Essex should undertake in the 377-TA-630 investigation. The parties submitted their initial briefing on this issue on June 26, 2009, and their reply briefing on July 6, 2009.

On August 28, 2009, Judge Essex issued an Initial Determination on Violation of Section 337 and Recommended Determination on Remedy and Bond, in which he found that no violation of Section 337 of the Tariff Act of 1930 had occurred. The Administrative Law Judge ("ALJ") held, among other things, that the Commission had subject matter jurisdiction over the parties and products, that the importation or sale requirement of Section 337 was satisfied, that the accused products do not infringe the asserted claims, that the asserted claims are not invalid for anticipation, obviousness or indefiniteness, that a domestic industry exists, that the respondents failed to prove the affirmative defense of licensing, that respondents except for Elpida Memory, Inc. and Elpida Memory (USA) Inc. (collectively, "Elpida") failed to prove the affirmative defense of patent exhaustion for certain accused products but had established it for others, and that Elpida proved that all of its accused products are subject to patent exhaustion. The section addressing the recommended remedy and bond provisionally recommended among other things that, if a violation of Section 337 had been found, Tessera, Inc. had not demonstrated entitlement to a general exclusion order or an order extending to downstream products, and that a bond could have been set at a reasonable royalty rate as determined by Tessera, Inc.'s license agreements.

On September 17, 2009, Tessera, Inc. and the ITC Staff filed petitions for review of portions of the Initial Determination. Certain respondents also conditionally sought review of portions of the Initial Determination. The parties filed replies to each others' petitions for review on October 1, 2009. On October 30, 2009, the ITC announced that it would review portions of the Initial Determination. The Commission stated that it would review, among other things, whether the respondents infringed the Tessera, Inc. patents asserted in the action.

On December 29, 2009, the ITC issued a Notice of Final Determination holding, among other things, that it would (1) modify the ALJ's construction of the claim terms "top layer" and "thereon" recited in claim 1 of U.S. Patent No. 5,663,106 (the "106 patent"); (2) reverse the ALJ's finding that the accused μBGA products do not meet all of the limitations of the asserted claims of the '106 patent but affirm his finding that there is no infringement due to patent exhaustion; (3) affirm the ALJ's finding that the accused wBGA products do not infringe the asserted claims of the '106 patent; (4) affirm the ALJ's validity and domestic industry analyses pertaining to the asserted claims of the '106 patent; (5) affirm the ALJ's finding that the Direct Loading testing methodology employed by Tessera, Inc.'s expert fails to prove infringement; and (6) affirm the ALJ's finding that the 1989 Motorola OMPAC 68-pin chip package fails to anticipate claims 17 and 18 of U.S. Patent No. 5,679,977 (the "977 patent") under the on-sale bar provision of 35 U.S.C. § 102(b), but modify a portion of the Initial Determination. A public version of the ITC's full opinion was issued on February 24, 2010. The ruling by the ITC is now being appealed, as discussed immediately below. In September 2010, the '977 and '627 patents expired.

Tessera, Inc. et al., v. International Trade Commission., U.S. Court of Appeals for the Federal Circuit Case No. 2010-1176

On January 28, 2010, Tessera, Inc. filed a Notice of Appeal of the ITC's Final Determination in the '630 ITC Action with the United States Court of Appeals for the Federal Circuit. Oral argument was held on January 14, 2011. On May 23, 2011, the Court of Appeals released an opinion affirming the ITC's Final Determination. On July 7, 2011, Tessera, Inc. filed a petition seeking rehearing and rehearing en banc of that decision. On July 14, 2011 Tessera, Inc. was notified that the Court of Appeals requested a consolidated response from the intervenors to Tessera, Inc.'s petition for rehearing and rehearing en banc. On July 28, 2011, Acer, Inc., Acer America Corp., Elpida Memory, Inc., Elpida Memory (USA) Inc., Kingston Technology Co., Inc., Nanya Technology Corporation, Nanya Technology Corp., U.S.A., Powerchip Semiconductor Corp., Ramaxel Technology Ltd., and Smart Modular Technologies, Inc. filed a response to Tessera, Inc.'s combined petition for rehearing and rehearing en banc. On August 30, 2011 Tessera, Inc.'s petition seeking rehearing in this matter was denied.

On October 28, 2011 Tessera, Inc. filed a petition with the United States Supreme Court requesting an extension of time to file a petition for certiorari. The petition was granted on November 2, 2011. On December 28, 2011, Tessera, Inc. filed a petition for certiorari in the U.S. Supreme Court. On February 8, 2012, the U.S. Supreme Court granted Respondents' petition to extend the deadline for a response until March 23, 2012.

Tessera, Inc. v. A-DATA Technology Co., Ltd., et al., Civil Action No. 2-07-CV-534 (E.D. Tex.)

On December 7, 2007, Tessera, Inc. filed a complaint against A-Data Technology Co., Ltd., A-Data Technology (U.S.A.) Co., Ltd., Acer, Inc., Acer America Corp., Centon Electronics, Inc., Elpida Memory, Inc., Elpida Memory (USA) Inc., International Products Sourcing Group, Inc., Kingston Technology Co., Inc., Nanya Technology Corporation, Nanya Technology Corp., U.S.A., Peripheral Devices & Products Systems, Inc. d/b/a Patriot Memory, Powerchip Semiconductor Corp., ProMOS Technologies Inc., Ramaxel Technology Ltd., Smart Modular Technologies, Inc., TwinMOS Technologies, Inc., and TwinMOS Technologies USA Inc. in the United States District Court for the Eastern District of Texas, alleging infringement of U.S. Patent Nos. 5,679,977, 6,133,627, 5,663,106 and 6,458,681, arising from, among other things, the defendants' respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. Tessera, Inc. seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. Tessera, Inc. also seeks other relief, including enjoining the defendants from continuing to infringe these patents.

The defendants have not yet answered Tessera, Inc.'s complaint, but, with the exception of the TwinMOS defendants and Ramaxel, filed motions to stay the case pursuant to 28 U.S.C. § 1659 pending final resolution of the '630 ITC Action. Tessera, Inc. did not oppose the motions to stay. Tessera, Inc. filed a motion seeking to find TwinMOS Technologies U.S.A. Inc. in default, and the clerk has entered the default. On February 25, 2008, the district court granted the defendants' motion to stay the action.

As noted above, on May 21, 2008, Tessera, Inc. settled its dispute with one of the defendants, International Products Sourcing Group ("IPSG"), and entered into a settlement and license agreement with IPSG and its parent, Micro Electronics, Inc. As part of the settlement, IPSG and Micro Electronics acknowledged the validity and enforceability of the asserted patents, and further acknowledged that their accused products infringe those patents. IPSG was dismissed from the Texas district court action on June 30, 2008. On August 14, 2008, Tessera,

Inc. settled its dispute with another defendant, Peripheral Devices & Products Systems, Inc. ("PDP"), and entered into a settlement and license agreement with PDP. As part of the settlement, PDP, on behalf of itself and its parents, affiliates and subsidiaries, acknowledged the validity and enforceability of the asserted patents, and further acknowledged that its accused products infringe those patents. On September 9, 2008, PDP was dismissed from the Texas district court action.

Siliconware Precision Industries Co., Ltd. and Siliconware U.S.A., Inc. v. Tessera, Inc., Civil Action No. 08-03667 (N.D. Cal.)

On July 31, 2008, Siliconware Precision Industries Co., Ltd. and Siliconware U.S.A., Inc. (collectively, "Siliconware") filed a complaint against Tessera, Inc. in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement, invalidity, and unenforceability of Tessera, Inc.'s U.S. Patent No. 5,663,106. Tessera, Inc. filed its Answer and Counterclaims on September 5, 2008, asserting infringement of the patent at issue by Siliconware. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC, which Investigation was terminated in July 2009.

The Court held a case management conference on January 4, 2012 and lifted the stay on that date. The Court's January 4, 2012 Minute Order and Case Management Order, described above in connection with *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal.), applies to this lawsuit as well.

Advanced Semiconductor Engineering Inc., ASE Test Limited, and ASE (U.S.) Inc. v. Tessera, Inc., Civil Action No. 08-03726 (N.D. Cal.)

On August 4, 2008, Advanced Semiconductor Engineering Inc., ASE Test Limited, and ASE (U.S.) Inc. (collectively, "ASE") filed a complaint against Tessera, Inc. in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement and invalidity of Tessera, Inc.'s U.S. Patent No. 5,663,106. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. Tessera, Inc. filed its Answer and Counterclaims on December 1, 2008, asserting infringement of the patent at issue by ASE. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC, which Investigation was terminated in July 2009.

The Court held a case management conference on January 4, 2012 and lifted the stay on that date. The Court's January 4, 2012 Minute Order and Case Management Order, described above in connection with *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal.), applies to this lawsuit as well.

ChipMOS Technologies Inc., ChipMOS U.S.A. Inc. and ChipMOS Technologies (Bermuda) Ltd. v. Tessera, Inc., Civil Action No. 08-03827 (N.D. Cal.)

On August 11, 2008, ChipMOS Technologies Inc., ChipMOS U.S.A. Inc. and ChipMOS Technologies (Bermuda) Ltd. (collectively, "ChipMOS") filed a complaint against Tessera, Inc. in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement and invalidity of Tessera, Inc.'s U.S. Patent No. 5,663,106. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. Tessera, Inc. filed its Answer and Counterclaims on September 12, 2008, asserting infringement of the patent at issue by ChipMOS. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC, which Investigation was terminated in July 2009.

The Court held a case management conference on January 4, 2012 and lifted the stay on that date. The Court's January 4, 2012 Minute Order and Case Management Order, described above in connection with *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.,* Civil Action No. 05-04063 (N.D. Cal.), applies to this lawsuit as well.

Powertech Technology Inc. v. Tessera, Inc., Civil Action No. 10-00945 (N.D. Cal.) and U.S. Court of Appeals for the Federal Circuit Case No. 2010-1489

On March 5, 2010, Powertech Technology Inc. ("PTI") filed a complaint against Tessera, Inc. in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement and invalidity of Tessera, Inc.'s U.S. Patent No. 5,663,106. On March 22, 2010, the case was related to *Siliconware Precision Industries Co., Ltd. v. Tessera, Inc.,* Civil Action No. 08-03667 (N.D. Cal.), and assigned to the judge presiding over the action.

On April 1, 2010, Tessera, Inc. filed a motion to dismiss the complaint for lack of subject matter jurisdiction. The hearing on Tessera, Inc.'s motion occurred on May 13, 2010. On June 1, 2010, the judge granted Tessera, Inc.'s motion, and dismissed the action.

On June 29, 2010, PTI filed a motion seeking reconsideration of the June 1, 2010 order dismissing the action. Tessera, Inc.'s opposition to PTI's motion for reconsideration was filed on July 15, 2010. On August 3, 2010, PTI's motion was denied.

On August 6, 2010, PTI filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit. On October 19, 2010, PTI filed its principal brief in the appeal. On January 3, 2011 Tessera, Inc. filed its principal brief. PTI's reply brief was filed on February 14, 2011. Oral argument was held on May 4, 2011.

On September 30, 2011, the Federal Circuit issued an opinion reversing and remanding the case to the district court, determining that there was declaratory judgment jurisdiction. Tessera, Inc. filed an unopposed request for an extension of time in which to file a petition for rehearing, which the Federal Circuit granted on October 27, 2011. Tessera, Inc. filed a petition for rehearing on November 14, 2011. The Federal Circuit denied Tessera, Inc.'s petition for rehearing on January 5, 2012. On January 19, 2012, the Federal Circuit issued a judgment reversing and remanding the case to the district court. On December 15, 2011, the district court case was related to *Powertech Technology Inc. v. Tessera, Inc.,* Civil Action No. 11-06121 (N.D. Cal.), discussed below.

The district court held a Case Management Conference on January 4, 2012. The court issued a Minute Order and Case Management Order dated January 4, 2012, setting, among other things, a fact discovery cut-off date of January 18, 2013 and a trial date of April 7, 2014.

Powertech Technology Inc. v. Tessera, Inc., Civil Action No. 11-06121 (N.D. Cal.)

On December 6 2011, PTI filed a complaint against Tessera, Inc. in the U.S. District Court for the Northern District of California. PTI's complaint seeks a declaratory judgment that PTI has the right to terminate its license with Tessera, Inc. as of December 6, 2011. The complaint also seeks damages for breach of contract in the amount of all royalties paid to Tessera, Inc. since December 7, 2007, purportedly totaling at least $200 million, in addition to an accounting of PTI's damages, an accounting of Tessera, Inc.'s revenue from PTI, prejudgment interest, costs and fees, and other relief deemed proper. Tessera, Inc. disagrees with the assertions made by PTI in the complaint regarding breach of contract, and believes the likelihood that Tessera, Inc. will be required to return already-paid royalties is remote.

On December 15, 2011, the case was related to *Powertech Technology Inc. v. Tessera, Inc.,* Civil Action No. 10-00945 (N.D. Cal.), discussed above.

On December 30, 2011, Tessera, Inc. filed a motion to dismiss and motion to strike PTI's complaint. These motions are currently scheduled to be heard on February 23, 2012.

The district court held a Case Management Conference on January 4, 2012. The court issued a Minute Order and Case Management Order dated January 4, 2012, setting, among other things, a fact discovery cut-off date of January 18, 2013 and a trial date of April 7, 2014.

Tessera, Inc. v. UTAC (Taiwan) Corporation, Civil Action No. 10-04435 (N.D. Cal.)

On September 30, 2010, Tessera, Inc. filed a complaint against UTAC (Taiwan) Corporation ("UTAC Taiwan") in the United States District Court for the Northern District of California. The case was initially assigned to Magistrate Judge Howard R. Lloyd, was reassigned to Judge Jeremy Fogel on October 8, 2010, and was then reassigned to Judge Edward J. Davila on April 25, 2011. Tessera, Inc.'s complaint names as defendant UTAC Taiwan and alleges causes of action for breach of contract, declaratory relief, and breach of the implied covenant of good faith and fair dealing. The complaint requests of the Court, among other things, a judicial determination and declaration that UTAC Taiwan remains contractually obligated to pay royalties to Tessera, Inc., an accounting and restitution in an amount to be determined at trial, and an award of damages in an amount to be determined at trial, plus interest on damages, costs, disbursements, attorneys' fees, and such other and further relief as the Court may deem just and proper. The case is in the pleading stage. UTAC Taiwan has accepted service of the pleadings.

On March 16, 2011, UTAC Taiwan filed a motion to dismiss the complaint. The hearing on the motion to dismiss the complaint and a case management conference was held on July 15, 2011, at which time the Court took UTAC Taiwan's motion under submission.

Tessera, Inc. v. Sony Electronics, Inc. et al., Civil Action No. 10-CV-838(D. Del.)

On October 1, 2010, Tessera, Inc. filed a complaint against Sony Electronics, Inc., Sony Corporation, and Renesas Electronics Corporation in the United States District Court for the District of Delaware. The case was assigned to Judge Renee Marie Bumb of the District of New Jersey and then referred to Magistrate Judge Karen M. Williams in the same District. Tessera, Inc.'s complaint alleges that defendants Sony Electronics, Inc., Sony Corporation (collectively, "Sony"), and Renesas Electronics Corporation infringed and are currently infringing, including by directly infringing, contributorily infringing and/or inducing infringement, U.S. Patent No. 6,885,106. The complaint requests of the Court, among other things, a judgment that the defendants willfully infringed, induced others to infringe, and/or committed acts of contributory infringement of one or more claims of U.S. Patent No. 6,885,106; an order that defendants, their affiliates, subsidiaries, directors, officers, employees, attorneys, agents, and all persons in active concert or participation with any of them be preliminarily and permanently enjoined from further acts of infringement, inducing infringement, and contributory infringement of U.S. Patent No. 6,885,106; an order for an accounting; and an award of damages that result from the defendants' infringing acts, interest on damages, costs, expenses, attorneys' fees and such other and further relief as the Court deems just and proper. On April 29, 2011, Renesas filed an Answer and Counterclaims that, among other things, deny infringement, allege invalidity and unenforceability of U.S. Patent No. 6,885,106, and assert that Tessera, Inc. is not entitled to injunctive relief.

On May 23, 2011, Tessera, Inc. filed an Amended Complaint, realleging its infringement allegations against Sony and Renesas as to U.S. Patent No. 6,885,106, and adding allegations that Renesas has infringed and is currently infringing, including by directly infringing, contributorily infringing and/or inducing infringement of, U.S. Patent No. 6,054,337. The Amended Complaint requests of the Court, among other things, a judgment that the defendants have willfully infringed, induced others to infringe, and/or committed acts of contributory infringement of one or more claims of U.S. Patent No. 6,885,106 (and as to Renesas, one or more claims of U.S. Patent No. 6,054,337); an order that defendants, their affiliates, subsidiaries, directors, officers, employees, attorneys, agents, and all persons in active concert or participation with any of them be preliminarily and permanently enjoined from further acts of infringement, inducing infringement, and contributory infringement of U.S. Patent No. 6,885,106 (and as to Renesas, of U.S. Patent No. 6,054,337); an order for an accounting; and an award of damages that result from the defendants' infringing acts, interest on damages, costs, expenses, attorneys' fees and such other and further relief as the Court deems just and proper.

On June 17, 2011, Sony filed an Answer and Counterclaims to Tessera, Inc.'s Amended Complaint; in its filing, Sony, among other things, denies infringement of U.S. Patent No. 6,885,106 and alleges invalidity of U.S. Patent No. 6,885,106. Sony also alleges that Tessera, Inc.'s claims are precluded to the extent any allegedly infringing products are supplied directly or indirectly to Sony by an entity or entities having an express or implied license to the patents-in-suit, to the extent any allegedly infringing products are supplied, directly or indirectly, by Sony to an entity or entities having an express or implied license to the patents-in-suit, and/or to the extent Tessera, Inc.'s claims are otherwise precluded by the doctrine of patent exhaustion. Also on June 17, 2011, Renesas filed an Answer and Counterclaims to Tessera, Inc.'s Amended Complaint; in its filing, Renesas, among other things, denies infringement of U.S. Patent Nos. 6,885,106 and 6,054,337, alleges invalidity of U.S. Patent Nos. 6,885,106 and 6,054,337 and unenforceability of U.S. Patent No. 6,885,106, and alleges that Tessera, Inc. is not entitled to any injunctive relief.

On July 11, 2011, Tessera, Inc. filed an Answer to Sony's Counterclaims, denying that Sony is entitled to any relief on its Counterclaims. On July 11, 2011, Tessera, Inc. also filed a motion to dismiss Renesas's counterclaim of inequitable conduct and to strike Renesas's affirmative defense of inequitable conduct. On July 12, 2011, Renesas filed a motion to transfer the case to the Northern District of California. Each of these motions is pending. The Court held a case management conference on July 26, 2011.

On October 28, 2011, Tessera, Inc. filed a Second Amended Complaint, realleging its infringement allegations against Sony and Renesas as to U.S. Patent No. 6,885,106 and its allegations against Renesas as to U.S. Patent No. 6,054,337, and adding allegations that Sony has infringed and is currently infringing, including by directly infringing, contributorily infringing and/or inducing infringement of, U.S. Patent No. 6,054,337. The Second Amended Complaint requests of the Court, among other things, a judgment that the defendants have willfully infringed, induced others to infringe, and/or committed acts of contributory infringement of one or more claims of U.S. Patent Nos. 6,885,106 and U.S. Patent No. 6,054,337; an order that defendants, their affiliates, subsidiaries, directors, officers, employees, attorneys, agents, and all persons in active concert or participation with any of them be preliminarily and permanently enjoined from further acts of infringement, inducing infringement, and contributory infringement of U.S. Patent Nos. 6,885,106 and 6,054,337; an order for an accounting; and an award of damages that result from the defendants' infringing acts, interest on damages, costs, expenses, attorneys' fees and such other and further relief as the Court deems just and proper.

On November 28, 2011, Sony filed an Answer and Counterclaims to Tessera, Inc.'s Second Amended Complaint; in its filing, Sony, among other things, denies infringement of U.S. Patent Nos. 6,885,106 and 6,054,337 and alleges invalidity of U.S. Patent Nos. 6,885,106 and 6,054,337. On December 22, 2011, Tessera, Inc. filed an Answer to Sony's Counterclaims, denying that Sony is entitled to any relief on its Counterclaims. The Court held a status conference on January 20, 2012.

Tessera, Inc. v. Sony Corporation, Civil Action No. 11-04399 (N.D. Cal.)

On May 26, 2011, Tessera, Inc. filed a complaint against Sony Corporation ("Sony") in the California Superior Court for Santa Clara County. Tessera, Inc.'s complaint alleges breach of contract and breach of the covenant of good faith and fair dealing claims against Sony. Tessera, Inc. contends that Sony failed to abide by the terms of a royalty-bearing technology license agreement between the parties. Tessera, Inc. contends that it commissioned an audit of payments due by Sony under the agreement, delivered an audit report to Sony on February 14, 2011, and that Sony has failed to pay the amounts the auditors found due. Tessera, Inc. requests its damages, plus interest, costs and attorney's fees. Sony removed the case to federal district court (Northern District of California) on September 2, 2011. The case is assigned to Judge Edward J. Davila. On September 8, 2011, Sony filed an answer and defenses to Tessera, Inc.'s complaint, and a counterclaim alleging breach of the implied covenant of good faith and fair dealing. Tessera, Inc. filed an answer and defenses to Sony's counterclaim on October 3, 2011. On January 31, 2012, the Court issued a Case Management Order, setting various case deadlines, including scheduling a Preliminary Pretrial Conference for February 22, 2013.

Invensas Corporation v. Renesas Electronics Corporation, Civil Action No. 11-CV-448 (D. Del.)

On May 23, 2011, Invensas Corporation ("Invensas"), a subsidiary of Tessera Technologies, Inc., filed a complaint against Renesas Electronics Corporation ("Renesas") in the United States District Court for the District of Delaware. The case was assigned to Judge Gregory M. Sleet, Chief Judge for the District of Delaware. Invensas's complaint alleges that Renesas has infringed and is currently infringing, including by directly infringing, contributorily infringing and/or inducing infringement, U.S. Patent Nos. 6,777,802, 6,825,554, 6,566,167, and 6,396,140. The complaint requests of the Court, among other things, a judgment that Renesas has willfully infringed, induced others to infringe, and/or committed acts of contributory infringement of one or more claims of U.S. Patent Nos. 6,777,802, 6,825,554, 6,566,167, and 6,396,140; an order that Renesas, its affiliates, subsidiaries, directors, officers, employees, attorneys, agents, and all persons in active concert or participation with any of them be preliminarily and permanently enjoined from further acts of infringement, inducing infringement, or contributory infringement of U.S. Patent Nos. 6,777,802, 6,825,554, 6,566,167, and 6,396,140; an order for an accounting; and an award of damages that result from Renesas's infringing acts, interest on damages, costs, expenses, attorneys' fees and such other and further relief as the Court deems just and proper. The case is in the pleading stage.

On October 28, 2011, Renesas filed an Answer and Counterclaims to Invensas's Complaint. In its filing, Renesas, among other things, denies infringement of U.S. Patent Nos. 6,777,802, 6,825,554, 6,566,167, and 6,396,140, alleges invalidity of these same patents, alleges that Invensas is not entitled to any injunctive relief, alleges that Invensas's claims for damages are limited or barred, and alleges that the court lacks personal jurisdiction over Renesas. On November 21, 2011, Invensas filed an Answer to Renesas's Counterclaims.

Reexamination Proceedings

On February 9, 2007 and February 15, 2007, Silicon Precision Industries Co., Ltd. and Siliconware USA, Inc. (collectively, "Siliconware") filed with the PTO requests for inter partes reexamination relating to U.S. Patent Nos. 6,433,419 and 6,465,893, and ex parte reexamination relating to U.S. Patent Nos. 5,679,977, 6,133,627 and 5,852,326. On April 19, 2007, the PTO granted the requests for ex parte reexamination. On May 4, 2007, the PTO granted the requests for inter partes reexamination. The PTO denied Tessera, Inc.'s petition to vacate the inter partes reexamination proceeding on the ground that the request did not name the real party in interest, and a related request for reconsideration of that decision.

The PTO issued a non-final Official Action in connection with the inter partes reexamination of U.S. Patent No. 6,465,893 initially rejecting a number of patent claims on May 4, 2007, to which a response was filed on July 5, 2007. The PTO issued a non-final Official Action in connection with the inter partes reexamination of U.S. Patent No. 6,433,419 initially rejecting a number of the patent claims on June 5, 2007, to which a response was filed by Tessera, Inc. on August 6, 2007. On September 5, 2007, Siliconware filed comments in response to Tessera, Inc.'s August 6, 2007 response. On March 14, 2007, Siliconware filed a second request for ex parte reexamination of U.S. Patent No. 5,679,977. The PTO granted this request on June 12, 2007.

On May 21, 2007, Amkor filed a request for ex parte reexamination of U.S. Patent No. 5,861,666. On July 26, 2007, the PTO granted this request. On June 11, 2007, Amkor filed additional requests for reexamination regarding U.S. Patent Nos. 5,679,977 and 6,133,627. The PTO granted the request for reexamination as to the 5,679,977 patent on August 15, 2007, and the PTO granted the requests for reexamination as to the 6,133,627 patent on August 13, 2007.

A first official action rejecting some claims and confirming other claims as patentable was mailed February 21, 2008 in the reexamination of U.S. Patent No. 5,852,326. A response to the official action in the reexamination of U.S. Patent No. 5,852,326 was filed on April 21, 2008. A second office action rejecting some claims and confirming other claims as patentable was mailed on August 1, 2008. Tessera, Inc. filed a response to the official action on October 1, 2008. A third, final official action rejecting all claims under reexamination was mailed on March 6, 2009. Tessera, Inc. filed a response to the official action on April 6, 2009. An advisory action was mailed by the PTO on June 22, 2009, maintaining all of the rejections presented in the Action of March 6, 2009. On July 1, 2009, Tessera, Inc. filed a petition to withdraw the finality of the official action mailed on March 6, 2009. The PTO issued a decision on July 10, 2009 dismissing Tessera, Inc.'s petition of July 1, 2009. Tessera, Inc. filed a Notice of Appeal on August 6, 2009, and timely filed an appeal brief on October 13, 2009. The PTO's Answer to Tessera, Inc.'s appeal brief was mailed on May 28, 2010. On July 28, 2010, Tessera, Inc. filed a reply brief and a request for oral hearing. On November 16, 2010, the PTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate, finding the original claims subject to reexamination to be patentable. The Reexamination Certificate issued on March 1, 2011, confirming that all of the original claims subject to reexamination are patentable and terminating the reexamination proceeding.

A first official action was mailed February 22, 2008 in the reexamination of U.S. Patent No. 5,861,666 rejecting those claims which were subject to reexamination. Such official action was superseded by a substantively identical action mailed March 11, 2008 restarting the period for response. A response to such official action was filed on May 12, 2008. A second official action was mailed on September 30, 2008 and Tessera, Inc. filed an amendment to the claims and response to the second official action on October 30, 2008. On March 13, 2009, the PTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate, after which a Supplemental Notice of Intent to Issue Ex Parte Reexamination Certificate (Corrected Status) was issued on April 2, 2009, finding certain amended and newly presented claims to be patentable. The Reexamination Certificate issued on June 30, 2009.

On February 12, 2008, the PTO issued decisions merging the three reexaminations of U.S. Patent No. 5,679,977 with one another and also merging the two reexaminations of U.S. Patent No. 6,133,627 with one another.

A first official action was issued on February 29, 2008 in the merged reexaminations of U.S. Patent No. 6,133,627, rejecting those claims subject to reexamination. A response to the official action in the merged reexaminations of U.S. Patent No. 6,133,627 was filed on April 29, 2008. On August 10, 2008, the PTO issued a second official action, to which Tessera, Inc. filed a Request to Vacate the Second Official Action on August 26, 2008 on procedural grounds. As a result, on September 11, 2008, the PTO issued a third non-final official action. Tessera, Inc. filed a response to the non-final office action on October 17, 2008.

A first official action was issued on March 28, 2008 in the merged reexaminations of U.S. Patent No. 5,679,977, rejecting those claims subject to reexamination. On May 28, 2008, a response to the official action in the merged reexaminations of U.S. Patent No. 5,679,977 was filed. On October 10, 2008, the PTO issued a second non-final official action, to which Tessera, Inc. filed a response on November 10, 2008. On October 1, 2009, the PTO issued a final official action. Tessera, Inc. filed a response to the final official action on December 1, 2009. On January 14, 2010, the PTO issued an Advisory Action indicating that Tessera, Inc.'s response of December 1, 2009 failed to overcome all of the rejections set forth in the final official action mailed October 1, 2009. Tessera, Inc. filed a Notice of Appeal on February 1, 2010, and timely filed an appeal brief on April 5, 2010. The PTO's Answer to Tessera, Inc.'s appeal brief withdrew certain rejections previously applied to the claims, but continued to apply other rejections as to all claims under reexamination. In response to the PTO's Answer, Tessera, Inc. filed a reply brief together with a request for oral hearing on November 10, 2010. On December 14, 2010, the PTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate, finding the original claims subject to reexamination to be patentable and canceling the newly presented claims. The Reexamination Certificate issued on March 15, 2011, confirming that all of the original claims subject to reexamination are patentable and terminating the reexamination proceeding.

On February 19, 2008, the PTO issued a second official action maintaining the rejections in U.S. Patent No. 6,433,419. On March 10, 2008, Tessera, Inc. filed a petition to vacate the second official action in the reexamination of U.S. Patent No. 6,433,419 on the ground that the second official action did not properly take account of an amendment to the specification of U.S. Patent No. 6,433,419. On March 19, 2008, Tessera, Inc. filed a substantive response to such second official action. On June 3, 2008, Tessera, Inc. filed a renewed petition to vacate the inter partes reexamination on the ground that the request for such reexamination did not name the real party in interest. On June 11, 2008, Siliconware filed an opposition to such petition. The petition was denied on September 10, 2008. On June 13, 2008, the PTO issued a third official action in the inter partes reexamination of U.S. Patent No. 6,433,419 which was denominated as an action closing prosecution. On July 14, 2008, Tessera, Inc. filed a substantive response to the action closing prosecution, to which a response was filed by Siliconware on August 8, 2008. A Right of Appeal Notice was issued on September 17, 2008, and Tessera, Inc. filed a Notice of Appeal on October 17, 2008. On November 3, 2008, the PTO issued a decision withdrawing the Right of Appeal Notice and returning the case to the examiner for issuance of a further action. On December 23, 2008, the PTO issued a non-final official action, also denominated as an action closing prosecution, to which Tessera, Inc. filed a response on January 23, 2009. On February 23, 2009, Siliconware filed a response to Tessera, Inc.'s January 23, 2009 response. A Right of Appeal Notice was issued on June 19, 2009. On July 1, 2009, Tessera, Inc. filed a petition to withdraw the Right of Appeal Notice. Having not yet received a decision on the petition of July 1, 2009, Tessera, Inc. filed a Notice of Appeal on July 20, 2009. On July 30, 2009, the PTO issued a decision dismissing Tessera, Inc.'s petition of July 1, 2009. Tessera, Inc. timely filed an appeal brief on October 5, 2009, to which Siliconware filed a Response Brief on November 5, 2009. Siliconware refiled their Response Brief on March 17, 2010. The PTO's Answer to Tessera, Inc.'s appeal brief was mailed on July 13, 2010. On August 13, 2010, Tessera, Inc. filed a rebuttal brief and a request for oral hearing. On January 17, 2011, Tessera, Inc. filed a petition to reopen prosecution due to new developments after the close of briefing in the appeal which include actions by the PTO in other reexaminations and a new holding by the Court of Appeals for the Federal Circuit in an appeal from a decision of the International Trade Commission concerning U.S. Patent No. 6,433,419. Siliconware filed an opposition to Tessera, Inc.'s petition on February 17, 2011. On February 25, 2011, the PTO issued a decision granting in part Tessera, Inc.'s petition to the extent that prosecution of the reexamination proceedings in connection with U.S. Patent No. 6,433,419 was reopened. On March 11, 2011, the PTO issued a fourth official action in the inter partes reexamination of U.S. Patent No. 6,433,419 which was denominated an action closing prosecution. The official action of March 11, 2011 confirmed that all of the claims subject to reexamination are patentable. A Right of Appeal Notice was issued on May 3, 2011, and Siliconware filed a Notice of Appeal on June 2, 2011. Siliconware filed an appeal brief on August 2, 2011, to which Tessera, Inc. filed a response brief on September 2, 2011. On November 15, 2011, the Examiner mailed an Examiner's Answer maintaining all positions set forth in the Right of Appeal Notice issued on May 3, 2011. Siliconware filed a rebuttal brief on December 15, 2011. On December 19, 2011, Siliconware filed a request for oral hearing. On January 5, 2012, Tessera, Inc. filed a request for oral hearing.

On February 15, 2008, the PTO issued a second official action, also denominated as an action closing prosecution, maintaining the rejections of U.S. Patent No. 6,465,893. On March 28, 2008, Tessera, Inc. filed a petition to vacate the second official action in the reexamination of U.S. Patent No. 6,465,893 on the ground that the second official action did not properly take account of an amendment to the specification of U.S. Patent No. 6,465,893. On April 15, 2008, Tessera, Inc. filed a response to the second official action in the reexamination of U.S. Patent No. 6,465,893, to which Siliconware filed comments on May 15, 2008. On June 9, 2008, Tessera, Inc. filed a renewed petition to vacate the inter partes reexamination on the ground that the request for such reexamination did not name the real party in interest, which petition was denied on September 10, 2008. On August 21, 2008, a non-final office action was issued. Tessera, Inc. filed a response on October 21, 2008. On February 5, 2009, the PTO issued a non-final official action, also denominated as the second action closing prosecution. Tessera, Inc. filed a response on March 5, 2009, to which Siliconware filed a response on April 6, 2009. A Right of Appeal Notice was issued on June 22, 2009. Tessera, Inc. filed a Notice of Appeal on July 22, 2009. Tessera, Inc. timely filed an appeal brief on October 5, 2009, to which Siliconware filed a Response Brief on November 5, 2009, and a Corrected Response Brief on June 14, 2010. On November 10, 2010, the PTO issued an action closing prosecution confirming certain of the original claims subject to reexamination as patentable and rejecting other claims subject to reexamination. A second Right of Appeal Notice was issued on February 18, 2011. Tessera, Inc. filed a Notice of Appeal on March 3, 2011, and Siliconware filed a Notice of Cross Appeal on March 7, 2011. Siliconware filed an appeal brief on May 6, 2011. The PTO issued a notice that Siliconware's brief was defective on June 2, 2011, and Siliconware re-filed its appeal brief on June 14, 2011. Tessera, Inc. filed a brief responding to Siliconware's May 6 appeal brief on June 6, 2011. Tessera, Inc. timely filed its own appeal brief together with an amendment and supporting argument on May 9, 2011. Siliconware filed a brief responding to Tessera, Inc.'s May 9 appeal brief on June 8, 2011. On August 22, 2011, the examiner mailed an examiner's answer maintaining all positions set forth in the Right of Appeal Notice issued on February 18, 2011. On September 22, 2011, Tessera, Inc. filed a request for oral hearing and a rebuttal brief in response to the August 22 examiner's answer and Siliconware's June 8 response brief. Also on September 22, 2011, Siliconware filed a rebuttal brief in response to the August 22 examiner's answer and Tessera, Inc.'s June 6 response brief. On September 30, 2011, Siliconware filed a request for oral hearing.

On March 26, 2008, a request for a third ex parte reexamination of U.S. Patent No. 6,133,627 patent was filed, ostensibly by PowerChip Semiconductor Corporation ("Powerchip"). On May 2, 2008, the PTO granted this request. On November 18, 2008, the PTO issued a first non-final official action, to which Tessera, Inc. filed a response on December 18, 2008. On February 13, 2009, the PTO issued an order merging all of the reexaminations of U.S. Patent No. 6,133,627. On March 17, 2009, the PTO issued a non-final official action rejecting all claims under reexamination, to which Tessera, Inc. filed a response on April 17, 2009. On July 14, 2009, the PTO issued a final official action which held certain claims patentable but rejected other claims to which Tessera, Inc. filed a response on August 14, 2009. On December 1, 2009, the PTO issued an Advisory Action indicating that Tessera, Inc.'s response of August 14, 2009 failed to overcome all of the rejections set forth in the final official action mailed July 14, 2009. Tessera, Inc. filed a Notice of Appeal on December 14, 2009. Tessera, Inc. timely filed an appeal brief on February 17, 2010. The PTO's Answer to Tessera, Inc.'s appeal brief was mailed on May 28, 2010. On July 28, 2010, Tessera, Inc. filed a reply brief and a request for oral hearing. On November 16, 2010, the PTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate, finding the original claims subject to reexamination to be patentable and canceling the newly presented claims. The Reexamination Certificate issued on March 1, 2011, confirming that all of the original claims subject to reexamination are patentable and terminating the reexamination proceeding.

On April 2, 2008, a request for inter partes reexamination of Tessera, Inc.'s U.S. Patent No. 6,458,681 was filed, ostensibly by Powerchip. On June 6, 2008, the PTO granted this request and issued an official action rejecting certain claims of the '681 patent, to which Tessera, Inc. filed a response on August 6, 2008, and to which Powerchip filed responsive comments on October 10, 2008. On September 21, 2009, the PTO issued an Action Closing Prosecution rejecting certain claims and holding one claim patentable, to which Tessera, Inc. timely filed a response on October 21, 2009. On November 20, 2009, Powerchip filed comments to Tessera, Inc.'s response of October 21, 2009. A Right of Appeal Notice was issued on February 22, 2010. On July 20, 2010, the PTO issued a Notice of Intent to Issue Inter Partes Reexamination Certificate, canceling the claims subject to reexamination. The reexamination certificate issued on October 26, 2010. On March 22, 2010, Tessera, Inc. filed an application for reissue of the '681 patent to further address the matters raised during the reexamination proceedings and to pursue additional claims.

On July 18, 2008, a request for ex parte reexamination of Tessera, Inc.'s U.S. Patent No. 5,663,106 was filed, ostensibly by Powerchip. On September 4, 2008, the PTO granted the request for reexamination. On April 10, 2009, the PTO issued a non-final official action rejecting all claims under reexamination. Tessera, Inc. filed a response on June 10, 2009. On November 19, 2009, the PTO issued a final official action finding certain claims patentable and rejecting other claims. Tessera, Inc. filed a response on January 19, 2010. On April 7, 2010, the PTO issued a non-final official action withdrawing the rejections previously made but rejecting all claims under reexamination on new grounds. Tessera, Inc. filed a response on June 7, 2010. On October 18, 2010, the PTO issued a new final official action. Tessera, Inc. filed a response on December 20, 2010. An advisory action was mailed by the PTO on March 17, 2011, finding certain claims patentable and maintaining the remainder of the rejections presented in the October 18, 2010 action. Tessera, Inc. filed a Notice of Appeal on April 18, 2011. Tessera, Inc. timely filed an appeal brief on June 20, 2011. On July 6, 2011, Tessera, Inc. filed a petition with the PTO to allow a first reissue application filed with the claims held to be patentable in the present reexamination proceeding, and to merge a second reissue application filed with the claims involved the present reexamination proceeding with the present proceeding. On January 18, 2012, the PTO issued a decision dismissing Tessera's July 6, 2011 petition and suspending the first and second reissue applications pending conclusion of the ex parte reexamination proceeding of U.S. Patent No. 5,663,106.

On June 17, 2011, a request for *inter partes* reexamination of U.S. Patent No. 6,885,106 was filed by Sony Corporation and Sony Electronics, Inc. On September 8, 2011, the PTO granted the request for reexamination. On September 20, 2011, the PTO issued a non-final official action rejecting certain claims and confirming certain claims. Tessera, Inc. filed a Petition under 37 C.F.R. § 1.181 to Withdraw the Pending Office Action and Ultra Vires Requirement for Information (Rule 105 Requirement) on November 11, 2011. Sony filed an opposition to the petition on November 23, 2011. No decision has been made by the PTO on Tessera Inc.'s Petition. Tessera, Inc. then filed a response to the September 20, 2011 non-final official action on December 20, 2011. Sony filed responsive comments on January 19, 2012.

On or about January 3, 2006, Koninklijke Phillips Electronics N.V. and Philips Semiconductors B.V. ("Philips"), MICRON Semiconductor Deutschland GmbH ("Micron GmbH"), Infineon and STMicroelectronics, Inc. ("STM") filed oppositions to Tessera, Inc.'s European Patent No. EP1111672 (the "EP672 Patent") before the European Patent Office (the "EPO"). Micron GmbH and Infineon withdrew their oppositions on July 24, 2006 and November 4, 2006, respectively. On October 10, 2006, Tessera, Inc. filed its response to the remaining oppositions with the EPO. On December 4, 2006, Phillips withdrew its opposition. On September 16, 2008, the EPO Opposition Division issued a "Summons to attend oral proceedings" which states "preliminary" opinions unfavorable to the claims of the EP672 Patent. Tessera, Inc. filed a written response to the summons on January 5, 2009. STM also filed comments responsive to the summons on December 31, 2008, to which Tessera, Inc. filed a response to STM's comments on January 12, 2009. An oral hearing before the EPO Opposition Division, was held on June 4, 2009, resulting in a decision to revoke the EP672 Patent. Tessera, Inc. filed a Notice of Appeal on August 24, 2009. On October 26, 2009, Tessera, Inc. filed a Statement of Grounds for Appeal with the EPO. STM filed comments to the Grounds for Appeal on March 8, 2010. The Company cannot predict the outcome of this proceeding. If the opposition results in a limitation or a revocation of the EP672 Patent, this could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

The following Tessera, Inc. patents expired on September 24, 2010: U.S. Patent Nos. 6,433,419, 6,465,893, 5,679,977, 6,133,627 and 5,852,326. The reexamination proceedings concerning U.S. Patents 6,433,419 and 6,465,893 will continue after expiration. As set forth above, the reexamination proceedings concerning U.S. Patents 5,679,977, 6,133,627 and 5,852,326 have terminated with issuance of reexamination certificates confirming patentability of the original claims subject to reexamination.

The patents that are subject to the above-described reexamination proceedings include some of the key patents in Tessera, Inc.'s portfolio, and claims that are treated in the current official actions are being asserted in certain of Tessera, Inc.'s various litigations. The Company cannot predict the outcome of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and financial condition. An adverse decision could also significantly affect Tessera, Inc.'s ongoing litigations, as described in this Note 14—*"Commitments and Contingencies,"* in which patents are being asserted, which in turn could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

Insolvency Proceedings over the Estate of Qimonda AG, Local Court of Munich, Insolvency Court, File No. 1542 IN 209/09

On January 23, 2009, Qimonda AG filed a bankruptcy petition with the Local Court of Munich, Insolvency Court. On April 1, 2009, the Court opened insolvency proceedings over the estate of Qimonda AG and appointed Rechtsanwalt Dr. Michael Jaffé as the insolvency administrator. On or about May 27, 2009, Dr. Jaffé chose non-performance of Tessera, Inc.'s license agreement with Qimonda AG under Section 103 of the German Insolvency Code and purported to terminate the license agreement. On June 12, 2009, Tessera, Inc. filed a Proof of Claim in the Qimonda AG bankruptcy alleging amounts due of approximately 15.7 million Euros. On December 2, 2009, Dr. Jaffé preliminarily contested Tessera, Inc.'s claim in full. On November 15, 2010,

Dr. Jaffé acknowledged approximately 7.8 million Euros of Tessera, Inc.'s claim. The amount has been registered with the list of creditors' claims at the Local Court of Munich, Insolvency Court. However, both the date and the final amount of recovery for unsecured debtors remain uncertain.

In re Spansion, LLC, U.S. Bankruptcy Court (Del.), Case No. 09-1069; In re Spansion, Inc., U.S. Bankruptcy Court (Del.), Case No. 09-10690; In re Spansion Technology LLC, U.S. Bankruptcy Court (Del.), Case No. 09-10691

On or about March 1, 2009, Spansion LLC, Spansion, Inc. and Spansion Technology LLC (collectively, "Spansion") initiated bankruptcy proceedings in the United States Bankruptcy Court for the District of Delaware. On or about July 17, 2009, Tessera, Inc. filed a Proof of Claim in each of the above Spansion bankruptcy proceedings alleging amounts due of not less than $25 million. On July 28, 2009, Tessera, Inc. sought permission under the Bankruptcy rules to serve certain discovery requests in the actions, seeking various documents and testimony regarding potential administrative claims that Tessera, Inc. may assert in the action. Tessera, Inc.'s request for such discovery was denied without prejudice on August 11, 2009. The parties thereafter completed certain fact and expert discovery relating to Tessera, Inc.'s administrative expense claim in December and January of 2010.

On January 12, 2010, Spansion filed a motion to determine and estimate the amount of Tessera, Inc.'s administrative expense claim, for the purpose of demonstrating the feasibility of Spansion's Second Amended Joint Plan of Reorganization. Tessera, Inc.'s administrative expense claim at issue relates to the damages that would be owed to Tessera, Inc. for Spansion's post-petition (post-March 1, 2009) infringement of certain Tessera, Inc. patents. Tessera, Inc. filed its objection to Spansion's motion on January 22, 2010. On January 29, 2010, the court held a hearing on Spansion's motion. The parties submitted post-hearing letter briefs on February 3, 2010. The Court announced its ruling that a reasonable royalty rate for Spansion products sold in the United States during the administrative period was 56.7 cents per unit. On April 6, 2010, the Court entered an order estimating the amount of any alleged administrative expensive claim of Tessera, Inc. for purposes of plan confirmation in the amount of $4,232,986.13 for the period from March 1, 2009 to July 20, 2009.

On February 5, 2010, Spansion filed a motion for an order estimating the amount of "certain contingent, unliquidated, duplicative and/or overstated claims" for purposes of establishing class 5 plan distribution reserves. Tessera, Inc. filed its objection to the estimation motion on February 17, 2010 and on that same date submitted three Amended Proofs of Claim based in part on the Court's 56.7 cents per unit royalty rate. On February 18, 2010, Tessera, Inc. filed a motion for authority to file its Amended Proofs of Claim. On March 23, 2010, the Court entered an order allowing Tessera, Inc. to file its Amended Proofs of Claim. Tessera, Inc. voluntarily withdrew its three prior proofs of claim.

On January 26, 2010, Tessera, Inc. filed its objection to Spansion's Second Amended Joint Plan of Reorganization, asserting that the plan is not feasible and that it fails to provide for the payout of administrative expense claims on the plan effective date. On February 2, 2010, Tessera, Inc. submitted three ballots, one for each previously submitted Proof of Claim. The ballots, among other things, rejected Spansion's Second Amended Joint Plan of Reorganization.

On April 1, 2010, the Court issued its Order and Opinion on Confirmation in which, among other things, it denied Spansion's request for plan confirmation due to, among other reasons, the failure to set aside a reserve for Tessera, Inc.'s administrative expense claim in the amount of $4,232,986. 13. The Court overruled certain Tessera, Inc. objections regarding irregularities in the plan voting solicitation and tabulation and Spansion's failure to properly count Tessera, Inc.'s three plan ballots. On April 7, 2010, Spansion filed an amended plan that included a reserve for the alleged administrative expense claim of Tessera, Inc. in the amount of $4,232,986.13. On April 16, 2010, the Court issued its finding of facts, conclusions of law, and Order confirming the plan as amended. On May 10, 2010, the plan became effective.

On February 23, 2010, Tessera, Inc. filed a motion for allowance and payment of its administrative expense claim in the amount of $96,765,070, as of January 29, 2010, plus all damages that arise from and after that date, with interest thereon. Spansion filed an objection to the Request for Administrative Expense Claim on March 16, 2010 and the Official Committee of Unsecured Creditors joined in Spansion's objection on March 16, 2010.

On March 25, 2010, the parties reached a stipulation regarding the estimated amount of Tessera, Inc.'s pre-petition claim. On May 26, 2010, the Court issued its Order approving the stipulation and estimating Tessera, Inc.'s pre-petition claims in the amount of $130 million. In its June 15, 2010 Order, the Court disallowed two of Tessera, Inc.'s Amended Proofs of Claim, leaving one proof of claim of not less than $219 million. On July 6, 2010, Spansion filed an objection to the remaining proof of claim.

On July 13, 2010, Spansion and Tessera, Inc. filed joint motions seeking to withdraw the reference from the bankruptcy court insofar as it relates Tessera, Inc.'s administrative expense claim and remaining proof of claim to the United States District Court for the District of Delaware and to transfer venue of that matter to the United States District Court for the Northern District of California where a prior matter between Tessera, Inc. and Spansion is pending. At a hearing held on July 28, 2010, the Court indicated that it would approve an order permitting the parties to submit their joint motion to the United States District Court for the District of Delaware for determination. The District Court has granted the parties' motion and on November 2, 2010 the matter was transferred to the Northern District of California as Case No. 4:10-cv-04954-CW, which was then referred to Judge Claudia Wilken and related to the previously pending case , *Tessera, Inc. v. Advanced Micro Devices, Inc. et al* , Case No. 4:05-cv-04063-CW.

The Court held a case management conference on January 4, 2012 and lifted the stay on that date. The Court's January 4, 2012 Minute Order and Case Management Order, described above in connection with *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.,* Civil Action No. 05-04063 (N.D. Cal.), applies to this lawsuit as well.

Amkor Technology, Inc. v. Tessera, Inc.

On or about August 7, 2009, Amkor filed a request for arbitration against Tessera, Inc. before the International Chamber of Commerce ("ICC"). The request, among other things, accuses Tessera, Inc. of interference with Amkor's existing and prospective business relationships, of improperly claiming that Amkor had breached the parties' license agreement, and of improperly threatening to terminate that agreement. Amkor seeks relief including judgment that it is in compliance with the license agreement and is a licensee in good standing under the license agreement; judgment that the license agreement remains in effect and no breach alleged by Tessera, Inc. against Amkor has terminated the license agreement; judgment that Amkor's method of calculating royalties on a going-forward basis complies with Amkor's obligations under the license agreement; an injunction against Tessera, Inc. forbidding it from making statements to Amkor's customers and potential customers inconsistent with the above; an injunction against Tessera, Inc. forbidding it from attempting to terminate the license agreement or threatening to terminate the license agreement during the arbitration or based on events occurring prior to the conclusion of the arbitration; a damage award against Tessera, Inc. for attorneys' fees and costs to Amkor associated with this arbitration, together with all other damages resulting from Tessera, Inc.'s alleged acts of tortious interference and punitive damages; all other relief recoverable under the Rules of Arbitration of the ICC; such other and further relief as the arbitrators deem just and proper.

On November 2, 2009, Tessera, Inc. filed its answer to the request, including counterclaims. The answer, among other things, denies Amkor's accusations and accuses Amkor of failing to pay Tessera, Inc. full royalties on products Amkor sold to Qualcomm and potentially others that are subject to ITC injunctions, of refusing to allow Tessera, Inc. to audit in accordance with the parties' license agreement, of interference with Tessera, Inc.'s prospective economic relationships, of failing to pay royalties or full royalties on products that infringe various U.S. and foreign patents owned by Tessera, Inc., and of violating the implied covenant of good faith and fair dealing. Tessera, Inc. seeks relief including judgment that the license agreement has been breached and that

Tessera, Inc. is entitled to terminate the license agreement; judgment that products on which Amkor has not paid the full contractual royalties to Tessera, Inc. are not licensed under Tessera, Inc.'s patents; damages for Amkor's breaches of the license agreement; damages, including punitive damages, for Amkor's interference with Tessera, Inc.'s prospective business relationships; interest on any damages; attorneys' fees and costs incurred by Tessera, Inc.; denial of Amkor's claims against Tessera, Inc.; an order that awards Tessera, Inc. all other relief recoverable under the rules of Arbitration of the ICC; and an order for such other and further relief as the arbitrators deem just and proper.

On January 15, 2010, Amkor filed its response to Tessera, Inc.'s counterclaims, along with certain new counterclaims by Amkor and a motion for priority consideration of certain issues. In its responsive pleading, Amkor denied Tessera, Inc.'s counterclaims, arguing in part that Tessera, Inc.'s counterclaims for royalties are barred by the doctrines of collateral estoppel and res judicata, and sought a declaratory judgment that it has not infringed and that its packages are not made under any of the patents asserted in Tessera, Inc.'s answer and that the patents are invalid and unenforceable. Tessera, Inc. filed an answer denying Amkor's counterclaims and a response to Amkor's motion on February 12, 2010. Amkor also claims a credit for royalties it alleges it overpaid Tessera, Inc.

On May 14, 2010, Amkor filed a motion to bar Tessera, Inc.'s counterclaims for royalties before December 1, 2008, as res judicata. Tessera, Inc. filed its opposition on June 11, 2010. A hearing on Amkor's motion occurred on August 25, 2010. The Tribunal ruled on Amkor's motion on November 15, 2010, granting Amkor's motion as to Tessera, Inc.'s counterclaims for royalties on some products and timeframes at issue, and denying the motion as to other products and timeframes.

On October 20, 2010, Amkor paid Tessera, Inc. approximately $2.3 million to address a portion of the past royalties being requested by Tessera, Inc.

On December 9 and December 10, 2010, the Tribunal held a two-day trial on certain issues in the arbitration, including (1) royalties payable on a going-forward basis for the patents addressed in the previous arbitration, including but not limited to royalties applicable to packages assembled for Qualcomm, Inc.; (2) Tessera, Inc.'s counterclaim for breach of the audit provision of the license agreement; (3) Tessera, Inc.'s claim for breach of the covenant of good faith and fair dealing, to the extent that it is based on issues (1) and (2) above; and (4) the status of Tessera, Inc.'s latest request to terminate the license agreement, to the extent that it is based on issues (1), (2), and (3) above.

On February 17, 2011, Tessera, Inc. sent Amkor an official notice of termination of Amkor's license agreement with Tessera, Inc. Amkor has disputed Tessera, Inc.'s right to terminate the license agreement.

On March 11, 2011, Tessera, Inc. filed a motion seeking, among other things, to strike Amkor's defense of invalidity for the time period before Amkor challenged the validity of the asserted patents. The Tribunal granted Tessera, Inc.'s motion on July 1, 2011, striking (1) Amkor's invalidity and unenforceability defenses to the payment of royalties that accrued under the asserted U.S. patents before those defenses were raised, and (2) Amkor's invalidity defenses to the payment of royalties due under the asserted foreign patents regardless of when the royalties accrued.

On June 1, 2011, the Tribunal issued an order construing certain claims of the patents-in-suit.

On July 27, 2011, the Tribunal issued a Partial Award on certain issues tried to the Tribunal on December 9-10, 2010. The Tribunal (1) granted Tessera, Inc.'s request for additional royalties due for the patents addressed in the previous arbitration, in an amount to be determined later, but denied Tessera, Inc.'s claim for additional royalties owing from certain packages assembled for customers including Qualcomm, Inc., (2) found that Amkor was in breach of the License Agreement as to its royalty obligations and the audit provision of the license agreement, and (3) deferred a final decision on certain grounds for termination of the license agreement until the second phase of this arbitration has concluded.

On August 15, 2011, pursuant to the parties' stipulation, the Tribunal entered an Order dismissing with prejudice the parties' respective tortious interference claims.

A seven-day hearing on the remaining issues was held from August 15, 2011 to August 21, 2011. The parties submitted their opening post-trial briefs on October 10, 2011. Reply post-trial briefs were submitted on October 31, 2011, and closing argument occurred on November 7, 2011.

On October 17, 2011, the Tribunal issued a Partial Award on certain issues tried to the Tribunal on December 9-10, 2010. The Tribunal awarded Tessera, Inc. approximately $0.5 million associated with additional royalties due for the patents addressed in the previous arbitration.

On January 19, 2012, the Tribunal requested an extension of time to submit a Final Award to the ICC. On January 20, 2012, the parties agreed to the requested extension.

Tessera, Inc. v. Amkor Technology, Inc. (ICC Case No. 17976/VRO)

On May 26, 2011, Tessera, Inc. filed an additional request for arbitration against Amkor before the ICC. The request, among other things, alleges that Amkor failed to make a required election under the License Agreement, and that Amkor failed to comply with obligations regarding "Licensee Improvements" under the License Agreement. Tessera, Inc. seeks relief including a declaration that Amkor breached the License Agreement; that the License Agreement was properly terminated on this basis; a declaration that Amkor's rights to Tessera, Inc.'s patents expired on May 9, 2011 or earlier; the identification and transfer of all Licensee Improvements to Tessera, Inc.; an injunction preventing Amkor from using Licensee Improvements, to the extent it has not complied with the License Agreement; damages and/or disgorgement of profits for Amkor's failure to comply with the License Agreement; attorneys' fees, costs and exemplary damages; and an order for such other and further relief as the Tribunal deems just and proper. In its request, Tessera, Inc. estimated the amount in dispute to be in excess of $1 million.

On July 26, 2011, Amkor filed its response to the request, which, among other things, denies Tessera, Inc.'s allegations, raises various purported defenses, asserts that Tessera, Inc.'s requests for relief should be denied, contends that Tessera, Inc. has breached the License Agreement, argues that Amkor is entitled to attorneys' fees, costs and exemplary damages relating to the allegations set forth in Tessera, Inc.'s request, and asks that the Tribunal order Tessera, Inc. to pay such further relief to Amkor as the Tribunal deems appropriate. Tessera, Inc. filed an answer denying the allegations in Amkor's response on September 1, 2011.

NOTE 15 – SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: Intellectual Property (formerly Micro-electronics) and DigitalOptics (formerly Imaging and Optics). In addition to these reportable segments, the Corporate Overhead division includes certain operating amounts that are not allocated to the reportable segments because these operating amounts are not considered in evaluating the operating performance of the Company's business segments.

In 2011, the Company appointed a new President and Chief Executive Officer who is also the Chief Operating Decision Maker ("CODM") as defined by the authoritative guidance on segment reporting. Also in 2011, the Company appointed a new President of DigitalOptics Corporation and a new President of Tessera Intellectual Property Corp. At the end of 2011, the Company reorganized its reporting units to align with the vision of the CODM, such as the inclusion of development and product commercialization efforts related to the silent air cooling technology in the DigitalOptics segment instead of the Intellectual Property segment. Prior year amounts have been reclassified to conform to current year presentation.

The Intellectual Property segment is managed by Tessera Intellectual Property Corp., including managing the patent and license portfolios of subsidiaries, Tessera, Inc. and Invensas. The Company's Intellectual Property segment, comprised of engineering, licensing, account administration and litigation teams, generates revenue from patented innovations through license agreements with semiconductor companies and outsourced semiconductor assembly and test companies. Tessera, Inc. pioneered chip-scale packaging solutions for the semiconductor industry. The Company is currently developing three-dimensional packaging solutions to address new opportunities in its semiconductor packaging. To support relicensing of key customers, Invensas creates custom portfolios of patents purchased from third parties.

DigitalOptics Corporation and its subsidiaries ("DOC") operate the DigitalOptics segment. DOC delivers innovation in imaging and optics with products and capabilities that enable expanded functionality in increasingly smaller devices. DOC's miniaturized camera module solutions provide cost-effective, high-quality camera features, including MEMS based auto-focus, extended depth of field, zoom, image enhancement and optical image stabilization. These technologies can be applied to consumer electronic products. The segment also offers customized micro-optic lenses from diffractive and refractive optical elements to integrated micro-optical subassemblies and will be offering silent air cooling products.

The Company does not identify or allocate assets by reportable segment, nor does the CODM evaluate reportable segments using discrete asset information. Reportable segments do not record inter-segment revenues and accordingly there are none to report. The Company does not allocate other income and expense to reportable segments. Although the CODM uses operating income to evaluate reportable segments, operating costs included in one segment may benefit other segments.

The following table sets forth the Company's segment revenue, operating expenses and operating income (loss) for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Revenues:			
Intellectual Property Segment:			
Royalty and license fees	$213,412	$264,030	$269,675
Product and service revenues	—	—	48
Total Intellectual Property revenues	213,412	264,030	269,723
DigitalOptics Segment:			
Royalty and license fees	23,789	15,593	16,532
Product and service revenues	17,375	21,770	13,185
Total DigitalOptics revenues	41,164	37,363	29,717
Total revenues	254,576	301,393	299,440
Operating expenses:			
Intellectual Property Segment	81,493	57,301	60,607
DigitalOptics Segment	138,073	97,467	78,762
Corporate Overhead	46,968	45,804	42,429
Total operating expenses	266,534	200,572	181,798
Operating income (loss):			
Intellectual Property Segment	131,919	206,729	209,116
DigitalOptics Segment	(96,909)	(60,104)	(49,045)
Corporate Overhead	(46,968)	(45,804)	(42,429)
Total operating income (loss)	$(11,958)	$100,821	$117,642

A significant portion of the Company's revenues is derived from licensees headquartered outside of the U.S., principally in Asia and Europe, and it is expected that these revenues will continue to account for a significant portion of total revenues in future periods. The table below lists the geographic revenue information for the three years ended December 31, 2011, 2010 and 2009 (in thousands):

	Years Ended December 31,		
	2011	2010	2009
Asia Pacific	$167,162	$196,894	$149,622
U.S.	73,548	86,143	133,672
Europe and other	13,866	18,356	16,146
	$254,576	$301,393	$299,440

For the years ended December 31, 2011, 2010 and 2009, two, two and three customers, respectively, each accounted for 10% or more of total revenues.

For the years ended December 31, 2011, 2010 and 2009, property and equipment, net are presented below by geographical area (in thousands):

	Years Ended December 31,		
	2011	2010	2009
U.S.	$35,082	$40,594	$40,191
Romania	605	552	588
Israel	279	266	293
Ireland	194	333	456
Asia Pacific and other	159	376	955
Total	$36,319	$42,121	$42,483

NOTE 16 – RELATED PARTY TRANSACTIONS

In 2007, the Company licensed its OptiML wafer-level camera technology and SHELLCASE wafer-level packaging solutions to NemoTek Technologie S. A. ("NemoTek"), a supplier of camera solutions for the cell phone market. As of December 30, 2011 and December 31, 2010, the Company had an investment of approximately $2.0 million in NemoTek at each period end, which represented less than a 10 percent holding in NemoTek. Revenues from NemoTek were less than one percent of total revenues and were not significant for the year ended December 31, 2011 and 2010. The accounts receivable balance from NemoTek was not significant at December 31, 2011 and December 31, 2010.

Since 2008, the Company has engaged 3LP Advisors LLC ("3LP") to assist with the identification and acquisition of patents. A managing partner of 3LP, Mr. Kevin G. Rivette, is a member of the Company's Board of Directors and has a 33.3% ownership interest in 3LP. For the year ended December 31, 2011 and 2010, the Company recognized operating expense of $3.1 million and $2.1 million, respectively, related to these engagements. At December 31, 2011 and December 31, 2010, accounts payable balance due to 3LP was $2.0 million and $0.4 million, respectively.

In May 2011, the Company engaged IRT, Inc. ("IRT") to provide outside administrative services for a stated hourly rate plus reimbursement for incurred expenses. IRT is solely owned by Robert A. Young, the Company's President and Chief Executive Officer. For the year ended December 31, 2011, operating expenses recognized related to these services were not significant. At December 31, 2011, there was no accounts payable balance due to IRT.

(2) ***Financial Statement Schedules***

Schedule II — Valuation and Qualifying Accounts
for the Years Ended December 31, 2011, 2010 and 2009

	Balance at Beginning of Year	Charged (Credited) to Expenses	Charged (Credited) to Other Accounts	Balance at End of Year
		(in thousands)		
Deferred income tax asset:				
Valuation allowance				
2009	$3,217	$ 2,389	$—	$5,606
2010	5,606	(2,595)	—	3,011
2011	3,011	4,185	—	7,196

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(3) ***Exhibits***

The exhibits listed on the accompanying index to exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this Report.

Exhibit Number	**Exhibit Title**
2.1	Asset Purchase Agreement, dated October 31, 2005, by and between Tessera Technologies, Inc. and Shellcase, Ltd. (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on November 1, 2005, and incorporated herein by reference)
2.2	Agreement and Plan of Merger, dated as of July 7, 2006, among Tessera Technologies, Inc., Dalton Acquisition Corp., Digital Optics Corporation and Carolinas Capital Corp. (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on July 10, 2006, and incorporated herein by reference)
2.3	Share Purchase Agreement, dated as of January 30, 2007, among Tessera Technologies Hungary Holding LLC, Eyesquad GmbH, each of the shareholders of Eyesquad GmbH and Sharon A. Amir (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed on January 31, 2007, and incorporate herein by reference)
2.4	Agreement and Plan of Merger, dated as of January 31, 2008, among Tessera Technologies, Inc., Fort Knox Merger Sub, Inc., FotoNation, Inc. and Yury Prilutsky, as Stockholders' Agent (filed as Exhibit 2.4 to the Registrant's Annual Report on Form 10-K, filed on February 29, 2008, and incorporated herein by reference)
3.1*	Restated Certificate of Incorporation
3.2	Amended and Restated Bylaws, dated September 14, 2011 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed September 16, 2011, and incorporated herein by reference)
4.1*	Specimen Common Stock Certificate
4.2*	Registration Rights Agreement, dated as of January 31, 2003, by and among the Registrant and the stockholders party thereto
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
10.2*+	1991 Stock Option Plan
10.3*+	Amended and Restated 1996 Stock Plan
10.4*+	1999 Stock Plan
10.5*+	2003 Employee Stock Purchase Plan
10.6+	Amendment to the Tessera Technologies, Inc. 2003 Employee Stock Purchase Plan (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference)
10.7†*	TCC Master License Agreement, dated as of July 7, 1994, by and between Tessera, Inc. and Hitachi Limited.
10.8†*	Addendum to TCC Master License Agreement, dated as of January 31, 1997, by and between Tessera, Inc. and Hitachi Limited.
10.9†*	Letter Amendment to TCC Master License Agreement, dated as of September 23, 2002, by and between Tessera, Inc. and Hitachi Limited.
10.10*	Letter Amendment to TCC Master License Agreement, dated as of February 18, 2003, by and between Tessera, Inc. and Hitachi Limited.

Exhibit Number	Exhibit Title
10.11†*	Limited TCC License Agreement, dated as of October 22, 1996, by and between Tessera, Inc. and Intel Corporation
10.12*	First Amendment to Limited TCC License Agreement, dated as of October 1, 2000, by and between Tessera, Inc. and Intel Corporation
10.13†*	Second Amendment to Limited TCC License Agreement, dated as of March 22, 2002, by and between Tessera, Inc. and Intel Corporation
10.14†*	TCC License Agreement, dated as of May 17, 1997, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.
10.15†*	First Addendum to Limited TCC License Agreement, dated as of November 4, 1998, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.
10.16*	Second Addendum to TCC License Agreement, dated as of June 1, 2001, by and between Tessera, Inc. and Samsung Electronics Co., Ltd.
10.17†*	TCC Patent License Agreement, dated as of January 22, 2003, by and between Tessera, Inc. and Seiko Epson Corporation
10.18†*	Patent License Agreement, dated as of October 12, 1998, by and between Tessera, Inc. and Sharp Corporation
10.19†*	Immunity Agreement, dated as of January 24, 2002, by and between Tessera, Inc., and Sharp Corporation
10.20†*	License Agreement, dated as of January 1, 2002, by and between Tessera, Inc. and Texas Instruments, Inc.
10.21†*	Third Amendment to Limited TCC License Agreement, dated as of September 10, 2003, by and between Tessera, Inc. and Intel Corporation
10.22+	Restricted Stock Award Agreement, dated as of December 13, 2004, by and between the Registrant and Robert Boehlke (filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed on December 16, 2004, and incorporated herein by reference)
10.23	Restated TCC License Agreement, dated as of January 1, 2005, by and between Tessera Technologies, Inc. and Samsung Electronics Co., Ltd., (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed on May 13, 2005 and incorporated herein by reference)
10.24+	Employment Letter, dated January 25, 2005, by and between the Registrant and C. Liam Goudge (filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on April 11, 2005, and incorporated herein by reference)
10.25	TCC License Agreement, dated July 21, 2006, among Tessera Technologies, Inc, and certain of its affiliates and Micron Technology, Inc. and certain of its affiliates (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed on July 21, 2006, and incorporated herein by reference)
10.26	TCC License Agreement, dated as of July 1, 2006, by and between Tessera Technologies, Inc. and Infineon Technologies AG (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A, filed on August 7, 2006 and incorporated herein by reference)
10.27	TCC License Agreement, dated as of July 1, 2006, by and between Tessera Technologies, Inc. and Qimonda AG (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K/A, filed on August 7, 2006 and incorporated herein by reference)

Exhibit Number	Exhibit Title
10.28+	Tessera Technologies, Inc. 2007 Performance Bonus Plan for Executive Officers and Key Employees (filed as Appendix A to the Registrant's Definitive Proxy Statement, filed on April 5, 2007 and incorporated herein by reference)
10.29+	Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Appendix A to the Registrant's Definitive Proxy Statement, filed on April 1, 2010, and incorporated herein by reference)
10.30+	Form of Stock Option Agreement for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference)
10.31+	Form of Stock Option Agreement for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.32+	Form of Stock Option Agreement (Board) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.33+	Form of Stock Option Agreement (Romania) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.34+	Form of Stock Option Agreement (International) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed November 4, 2010, and incorporated herein by reference)
10.35+	Form of Restricted Stock Agreement for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference)
10.36+	Form of Restricted Stock Agreement for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.5 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.37+	Form of Restricted Stock Agreement (Israel) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.38+	Form of Restricted Stock Agreement (Romania) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.39+	Form of Deferred Stock Agreement for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference)
10.40+	Form of Deferred Stock Agreement for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.8 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.41+	Form of Deferred Stock Agreement (Performance Vesting) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.9 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.42+	Form of Deferred Stock Agreement (Ireland) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.10 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)

Exhibit Number	Exhibit Title
10.43+	Form of Deferred Stock Agreement (Israel) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.11 to the Registrant's Registration Statement on Form S-8, filed August 6, 2010, and incorporated herein by reference)
10.44+	Form of Deferred Stock Agreement (International) for the Tessera Technologies, Inc. Fifth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed November 4, 2010, and incorporated herein by reference)
10.45+	Tessera Technologies, Inc. International Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference)
10.46+	Employment Letter, dated September 5, 2008, by and between the Registrant and Michael Anthofer (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed September 29, 2008, and incorporated herein by reference)
10.47+	Form of Severance Agreement with the Registrant's executive officers (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on April 3, 2009, and incorporated herein by reference)
10.48+	Form of Amended and Restated Change in Control Severance Agreement with the Registrant's executive officers (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on April 3, 2009, and incorporated herein by reference)
10.49+	Amendment to Change in Control Severance Agreement with the Registrant's executive officers (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on May 5, 2011, and incorporated herein by reference)
10.50+	Employment Letter, dated October 24, 2008, by and between the Registrant and Bernard J. Cassidy (filed as Exhibit 10.45 to the Registrant's Annual Report on Form 10-K, filed on February 25, 2010, and incorporated herein by reference)
10.51+	Employment Letter, dated March 22, 2011, by and between the Registrant and Farzan Bob Roohparvar (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on May 5, 2011, and incorporated herein by reference)
10.52+	Employment Letter, dated May 11, 2011, by and between the Registrant and Robert A. Young (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 5, 2011, and incorporated herein by reference)
10.53+	Separation and Consulting Agreement, dated May 11, 2011, by and between the Registrant and Henry R. Nothhaft (filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q, filed on August 5, 2011, and incorporated herein by reference)
10.54+	Employment Letter, dated June 27, 2011, by and between the Registrant and Richard Chernicoff (filed as Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q, filed on August 5, 2011, and incorporated herein by reference)
10.55+	Severance Agreement, effective as of March 28, 2011, by and between the Registrant and Farzan Bob Roohparvar (filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q, filed on August 5, 2011, and incorporated herein by reference)
10.56+	Change in Control Severance Agreement, effective as of March 28, 2011, by and between the Registrant and Farzan Bob Roohparvar (filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q, filed on August 5, 2011, and incorporated herein by reference)
21.1	List of subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Exhibit Number	Exhibit Title
24.1	Power of Attorney (see signature page to this Annual Report on Form 10-K)
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxomony Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

† Confidential treatment has been granted as to certain portions of this agreement.

\+ Indicates a management contract or compensatory plan or arrangement.

* Filed as exhibits to Tessera Technologies, Inc.'s Registration Statement on Form S-1 (SEC File No. 333-108518), effective November 12, 2003, and incorporated herein by reference.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

ANSI Partners, LLC, a Delaware limited liability company
DigitalOptics Corporation, a Delaware corporation
DigitalOptics Corporation Asia Limited, a company organized under the laws of Hong Kong
DigitalOptics Corporation East, a Delaware corporation
DigitalOptics Corporation Europe Limited, an Irish limited corporation
DigitalOptics Corporation Europe SRL, a Romanian limited liability corporation
DigitalOptics Corporation Holdings, a Delaware corporation
DigitalOptics Corporation International, a Delaware corporation
DigitalOptics Corporation Israel Limited, a company organized under the laws of Israel
DigitalOptics Corporation Japan GK, a Goda Kaisha (GK) organized under the laws of Japan
DigitalOptics Corporation Korea Limited, a company organized under the laws of Republic of Korea
DigitalOptics Corporation MEMS, a Delaware corporation
DigitalOptics Corporation Taiwan Limited, a company organized under the laws of Taiwan
Eyesquad GmbH, a company organized under the laws of Germany
Eyesquad Limited, a company organized under the laws of Israel
FotoNation Vision Limited, an Irish limited corporation
Invensas Corporation, a Delaware corporation
Tessera, Inc., a Delaware corporation
Tessera Cayman, a company organized under the laws of The Cayman Islands
Tessera Electronic Miniaturization Technical Services (Shanghai) Limited, a company organized under the laws of the People's Republic of China
Tessera Global Services, Inc., a Delaware corporation
Tessera Intellectual Property Corp., a Delaware corporation
Tessera Research LLC, a Delaware limited liability company
Tessera Technologies Hungary Holding Limited Liability Company, also known as Tessera Technologies Hungary Vagyonkezelo Korlátolt Felelosségu Társaság, a company organized under the laws of Hungary

Exhibit 31.1

Certification of the Chief Executive Officer
Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Robert A. Young, certify that:

1. I have reviewed this annual report on Form 10-K of Tessera Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

/s/ ROBERT A. YOUNG

Robert A. Young
President and Chief Executive Officer

Exhibit 31.2

Certification of the Chief Financial Officer
Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Michael Anthofer, certify that:

1. I have reviewed this annual report on Form 10-K of Tessera Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 17, 2012

/s/ MICHAEL ANTHOFER

Michael Anthofer
Executive Vice President and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934
AND 18 U.S.C. SECTION 1350**

In connection with the Annual Report of Tessera Technologies, Inc., a Delaware corporation (the "Company"), on Form 10-K for the year ended December 31, 2011 as filed with the Securities and Exchange Commission (the "Report"), I, Robert A. Young, President and Chief Executive Officer of the Company, certify, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ ROBERT A. YOUNG

Robert A. Young
President and Chief Executive Officer
February 17, 2012

**CERTIFICATION PURSUANT TO
RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934
AND 18 U.S.C. SECTION 1350**

In connection with the Annual Report of Tessera Technologies, Inc, a Delaware corporation (the "Company"), on Form 10-K for the year ended December 31, 2011 as filed with the Securities and Exchange Commission (the "Report"), I, Michael Anthofer, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ MICHAEL ANTHOFER

Michael Anthofer
Executive Vice President and Chief Financial Officer
February 17, 2012

A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "plans," "believes," "seeks," "estimates," "could," "would," "may," "intends," "targets" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report on Form 10-K (the "Annual Report"). The identification of certain statements as "forward-looking" is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements, including, but not limited to, statements that relate to our future revenues, product development, demand, acceptance and market share, future adoption of our technologies in the industry, growth rate, competitiveness, gross margins, levels of research, development and other related costs, expenditures, the outcome or effects of and expenses related to litigation and administrative proceedings related to our patents, our intent to enforce our intellectual property, our ability to license our intellectual property or to renew our existing licenses, our ability to verify royalty amounts owed to us under our licenses, our ability to purchase additional patent portfolios, to partner with other patent holders or to otherwise expand our licensable technology portfolio, our ability to become a vertically integrated camera module supplier, our ability to commercialize out technologies, our acquisitions strategy, tax expenses, cash flows, our ability to liquidate and recover the carrying value of our investments, our management's plans and objectives for our current and future operations, management's plans for repurchasing our common stock pursuant to the authorization of our Board of Directors, the levels of customer spending or research and development activities, general economic conditions, the sufficiency of financial resources to support future operations and capital expenditures.

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed below under the heading "Risk Factors" within Item 1A of this Annual Report and other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

###

Executive Officers

Robert A. Young, Ph.D.
President and Chief Executive Officer, Board Member

Michael Anthofer
Executive Vice President and Chief Financial Officer

Bernard J. Cassidy
Executive Vice President, General Counsel and Secretary

Richard S. Chernicoff
President, Tessera Intellectual Property Corp.

Farzan Bob Roohparvar, Ph.D.
President, DigitalOptics Corporation

Board of Directors

Robert J. Boehlke [1, 2]
Chairman
Retired Executive Vice President and CFO, KLA-Tencor Corporation

John B. Goodrich [1, 2, 3]
Founding Partner, Wilson Sonsini Goodrich & Rosati, Retired

David C. Nagel, Ph.D. [2, 3]
Independent Consultant

Kevin G. Rivette [3]
Managing Partner, 3LP Advisors LLC

Anthony J. Tether, Ph.D. [1]
Chief Executive Officer, The Sequoia Group

Director Emeritus

Al S. Joseph, Ph.D.
Independent Consultant

1 Audit Committee
2 Compensation Committee
3 Nominating Committee

Corporate Headquarters

Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, CA 95134
Phone: 408.321.6000
Fax: 408.321.8257
Email: ir@tessera.com
www.tessera.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
488 Almaden Boulevard, Suite 1800
San Jose, CA 95110
Phone: 408.817.3700

Legal Counsel

Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025
Phone: 650.328.4600

Transfer Agent and Registrar

Computershare Investors Services
P.O. Box 43078
Providence, RI 02940
Phone: 303.262.0600
Fax: 303.262.0700

Annual Meeting

March 30, 2012, 11:00 a.m. PDT
Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, CA 95134
Phone: 408.321.6000

Stock Listing

NASDAQ Global Select Market
Ticker Symbol: TSRA

Tessera Technologies, Inc.

3025 Orchard Parkway
San Jose, CA 95134

www.tessera.com

TESSERA

TRANSFORMING THE FUTURE